SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

Extraordinary General Meeting
Ordinary General Meeting

MANUAL FOR SHAREHOLDER'S PARTICIPATION

April 28th, 2016

Comments from the CEO	3
Invitation	4
Notice of Meeting	7
Information to vote	13
Public Power of Attorney Request	14
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Amendment proposal of Petrobras’s By-Law:	15
Annex I – Proposals of Petrobras’s By-Law changes	16
Annex II – Proposals changes	43
II. Consolidation of Petrobras’s By-Law to reflect the approved changes;	87
Annex I – Petrobras’s By-Law after changes	88
III. Adjustment of Petrobras waiver to subscription of new shares issued by Logum Logística S.A. on March 09,2016	112
Items to be discussed in the Ordinary General Meeting (OGM):
I. To analyze management accounts, discuss and vote Report, Financial Statements and Fiscal Board's Report of Fiscal Year of 2015	114
II. Election of the 10 Members of Board of Directors	115
Appendix I – Information concerning the members nominated to the Board of Directors indicated by controlling shareholder	116
Appendix II – Information concerning the members nominated to the Board of Directors indicated by non-controlling shareholders	122
III. Election of the Chairman of the Board of Directors	126
IV. Election of 5 Members to the Fiscal Council and their respective substitutes	127
Appendix I - Information concerning the members nominated to the Fiscal Council	128
Appendix II - Information concerning the members nominated by non-controlling shareholders to the Fiscal Council	132
V. Establishment of the Compensation of Management and Effective Members of the Fiscal Council	135
Appendix I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº481/09	136

Appendix II – Management comments about Petrobras financial position	157
Appendix III - Information on Item 5.3 of the “Formulário de Referência”	212

COMMENTS FROM THE CEO

Dear Shareholders and Investors,

In the face of a new reality for oil prices, 2015 was a year of major challenges for the entire oil and gas industry. Continuing the efforts made since the beginning of our journey, we adopted measures to improve the company's efficiency, expanded our efforts to cut expenses, renegotiated contracts with our suppliers, obtained financing to roll our debt on more favorable terms, and reduced our capital expenditures.

This strategy ensured not only that we could maintain our productive capacity, but that we could deliver production growth above our annual target, despite the adverse scenario under which we operated. In the pre-salt, we surpassed the barrier of 1 million barrels per day. This milestone was achieved by applying our technological excellence, and was recognized with another OTC award (Offshore Technology Conference), the most important in the industry.

Nonetheless, despite the progress made, our result were adversely impacted by the commodity price decrease and the currency devaluation. But it is important to note that cash generation exceeded our capital expenditures, thereby reversing the trend of past years and leading to an increase in our cash balances and a reduction of our net debt.

We remain absolutely committed to the reduction of leverage and creating value for the shareholders. And it is for this reason that, in the revision of our Business and Management Plan, we are prioritizing investments that maximize the return on capital employed, with particular focus on the exploration and production of the pre-salt. Also we will continue to work toward meeting the Plan’s divestment targets, key components to reducing our leverage.

Another highlight is the company's new governance model. In addition to adapting our structure to meet the targets set forth in the Business Plan, these changes strengthen our management by giving greater control and compliance with our processes. Furthermore, they expand the accountability of our executives, and will become part of the daily activity of the entire company, bringing agility, transparency and the necessary efficiency to overcome our challenges.

I conclude this message by stressing that in 2016 we will work with even more firmness and dedication to ensure the construction of a promising future.

Aldemir Bendine, CEO.

INVITATION

Date: April 28, 2016

Time: 3PM

Address: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Extraordinary General Meeting

I. Amendment proposal of Petrobras’s By-Law in order to:

(i) Amend Article 1 with the inclusion of defined terms: "Petrobras" and "Company";

(ii) Amend the wording of Article 6, suppressing the provision of rules established by the Board of Directors on stock payment in case of authorized capital increase, since there is no provision of "authorized capital" in Petrobras’ s By-Law;

(iii) Amend the use of the word "subsidiary" to "wholly owned", "controlled" and "associates" throughout the By-Law in accordance with Law 6404 / 76 and the Civil Code of 2002. Such adjustments are reflected in articles 14, 15, 16, 20, 30, 36, 40 and 50 of the proposed By-Law;

(iv) Amend the wording of Article 16 to improve the text with regard to the independence of the governing bodies and patrimonial autonomy of the companies in the Petrobras System;

(v) Amend the lead paragraph of Article 18 to include the new term of office of members of Board of Directors, from one (1) year to two (2) years, and exclude the words "members and their respective alternates" of writing, taking off the provision of an alternate member of Board;

(vi) Exclude paragraph 2 of article 18 to remove the provision of alternate members to the Board of Directors;

(vii) Amend Article 18 to include paragraphs, which set limits for the reappointment of members of Board of Directors, as a good corporate governance practice and prohibit the holding of the Chairman of the Board of Directors and President of the Company positions by the same person;

(viii) Amend article 19 to exclude provision of alternate members of Board of Directors;

(ix) Amend article 19 to exclude mention of transition rule included in art. 8, paragraph 4 of Law 10303 / 2001;

(x) Amend Article 20, lead paragraph, to improve the wording which deals about the choice of CEO and change the number of Executive Directors from 7 (seven) to six (6), according to the new management and governance model of Petrobras;

(xi) Amend the wording of paragraph 1 of Article 20 to replace the word "Officers " by "members of the Executive Board";

(xii) Amend the wording of paragraph 2 of article 20 to provide that the holding of management positions by Petrobras' Executive Board members in wholly-owned subsidiaries, subsidiaries and affiliated companies shall depend on justification and approval by the Board of Directors, as well as to provide the possibility of such members to take office exceptionally in the Board of Directors in other companies;

(xiii) Exclude paragraph 3 of Article 20 to relocate the provisions to paragraph 1 of Article 27 of Petrobras By-Law;

(xiv)	Amend Article 21, transferring the final part of its content to the new paragraph 1 of the same instrument and amend the wording of paragraph 2;
(xv)	Amend the wording of Article 22, lead paragraph, to replace the term "Officers" by "members of the Executive Board";
(xvi)	Amend Paragraph 1 of Article 22 to provide for other types of representations required by legal regulations to be made at the time of the investiture of the managers, especially the rules of the Comissão de Valores Mobiliários (CVM) and the Company; and also to amend the reference to the Article included in the wording;
(xvii)	Exclude lead paragraph of Article 24, to amend the removal of provision of an alternate Board of Directors member of the Petrobras by-Law, moving the wording of the sole paragraph to the lead paragraph of Article 24;
(xviii)	Exclude from the wording of the lead paragraph of Article 25, the word "effective or alternate" to adapt it to the removal of the provision of alternate Board of Directors member from the Petrobras by-Law;
(xix)	Amend the wording of paragraph 3 and exclude paragraph 4 of Article 25 so that the rule of replacement from the Board of Directors member elected by the employees may comply with the provisions of paragraph 3 of Article 25, thus maintaining the term uniformity of all members;
(xx)	Amend Article 26 to include that the Company may also be represented in court or out of court individually by its President;
(xxi)	Amend the wording of the lead paragraph of Article 27 regarding the period limit of absence from the tenure as CEO and Executive Officers;
(xxii)	Amend Paragraph 1 of Article 27 to adopt the terminology "paid leave", of CEO and Executive Officers, previously subject to paragraph 3 of Article 20 and renumbering the paragraphs and replacing the words "Officer" by "Executive Officer " and "Officers" by "Executive Officers";
(xxiii)	Amend Article 28, to provide the period and assumptions of further impediments to the exercise of the position of Executive Officer, Board of Director member and Fiscal Council member at Petrobras, regulating issues related to compensation;
(xxiv)	Change numbering of current Article 28 to 29 and amend its wording and its items, and add the word "risks" to item VII and including item X to include the powers of the Board of Directors to approve the plans providing for admission, career, succession, benefits and disciplinary regime of Petrobras employees;
(xxv)	Change numbering of current Article 29 to 30; amend wording; renumber and include items to address the responsibility of the Board of Directors for approval of the appointment and dismissal of Executive Managers; to amend the wording of the instrument to CVM Instruction 567/2015; to approve integrity and compliance criteria applicable to the election of members of the Executive Board and the appointment of the Executive Managers as well as to regulate, expressly, the residual powers of the Board of Directors;
(xxvi)	Change numbering of current Article 30 to 31;
(xxvii)	Change numbering of current Article 31 to 32 and amend the wording of Paragraph 1 to replace "video conference" for "videoconference" and paragraph 3 to replace the word "Officers" by "members of the Executive Board";
(xxviii)	Change numbering of current Article 32 to 33 and amend the wording to include the members of the Executive Board, according to the new management and governance model;
(xxix)	Change numbering of current Article 33 to 34 and amend the wording; Include items "e" and "f" to item I to determine the competence of the Executive Board for review and submission to the Board of Directors of appointment of Executive Managers and admission plans, career, succession, benefits and disciplinary regime of Petrobras employees; exclude and include competence rules to consider the new management and governance model of Petrobras;

(xxx)	Change numbering of current Article 34 to 35 and amend the wording of the lead paragraph; amend the wording of sole Paragraph to provide the creation of Statutory Technical Committees to advise members of the Executive Board, consisting of Executive Managers, pursuant to the rule of Article 160 of the Law of Corporations - Law 6404 / 76;
(xxxi)	Exclude current article 35, due to the change of the competence rules of the Executive Board and its members, including the new model of management and governance of Petrobras;
(xxxii)	Amend Article 36 to provide individual competences of the members of the Executive Board;
(xxxiii)	Change numbering of current Article 36 to 37;
(xxxiv)	Change numbering of current Article 37 to 38 and include Sole Paragraph to provide submission of management acts report of the Executive Board to the Board of Directors, in compliance to new model of management and governance of Petrobras;
(xxxv)	Exclude the current article 38, due to competence issues of Petrobras President have been transferred to the new Article 36, paragraph 1;
(xxxvi)	Amend the wording of item II and exclude items III and V of Article 40 to simplify the wording regarding the change in the capital ownership; in addition to the exclusion of the current item XII, so that the remuneration of management may be determined at the general meeting, according to the wording of Article 41, thus changing the numbering of paragraphs;
(xxxvii)	Exclude sole paragraph of Article 41 to adapt it to the removal of provision of alternate member of Board of Directors from the Petrobras by-Law;
(xxxviii)	Amend the wording of item VI of Article 46 to replace the word "Board" by "Executive Board";
(xxxix)	Amend the wording of paragraph 1 of Article 49 to provide for the competence of the Board of Directors to assign to technicians or experts, who are not part of the Company's permanent staff, the functions of Senior Management, related to them; include Paragraph 2 of Article 49 to provide for the competence of the Board of Directors, upon proposal and justification of the Executive Board, to assign to technicians or experts who are not part of the Company's permanent staff, functions of Senior Management, linked to the Executive Board; change numbering of former paragraph 2 to paragraph 3;
(xl)	Amend the wording of Article 54 to replace the word "sociedade" for "Company";
(xli)	Amend the wording of Article 56 to replace the words "on account of profit sharing" by "per variable compensation";
(xlii)	Exclude Article 61, which deals with restrictions on trading of securities, since its wording complied with the repealed CVM Instruction No. 31/84, replaced by CVM Instruction No. 358/02.
II.	Consolidation of Petrobras´s By-Law to reflect the approved changes;
III.	Adjustment of Petrobras waiver to subscription of new shares issued by Logum Logística S.A. on March 09,2016

Ordinary General Meeting

I.	To analise management accounts, discuss and vote Report, Financial Statements and Fiscal Board's Report of Fiscal Year of 2015;
II.	Election of 10 (ten) members of the Board of Directors ;
III.	Election of Chairman of the Board of Directors;
IV.	Election of five (5) members of the Fiscal Council and their respectives substitutes;
V.	Establishment of the Compensation of Management and Effective Members of the Fiscal Council.

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the Extraordinary and Ordinary Meetings of Shareholders on April 28th, 2016, at 3:00 p.m., at the auditorium of the registered office, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve the following matters:

Extraordinary Meeting of Shareholders

I- Amendment proposal of Petrobras’s By-Law in order to:

(i)	Amend Article 1 with the inclusion of defined terms: "Petrobras" and "Company";
(ii)	Amend the wording of Article 6, suppressing the provision of rules established by the Board of Directors on stock payment in case of authorized capital increase, since there is no provision of "authorized capital" in Petrobras’ s By-Law;
(iii)	Amend the use of the word "subsidiary" to "wholly owned", "controlled" and "associates" throughout the By-Law in accordance with Law 6404 / 76 and the Civil Code of 2002. Such adjustments are reflected in articles 14, 15, 16, 20, 30, 36, 40 and 50 of the proposed By-Law;
(iv)	Amend the wording of Article 16 to improve the text with regard to the independence of the governing bodies and patrimonial autonomy of the companies in the Petrobras System;
(v)	Amend the lead paragraph of Article 18 to include the new term of office of members of Board of Directors, from one (1) year to two (2) years, and exclude the words "members and their respective alternates" of writing, taking off the provision of an alternate member of Board;
(vi)	Exclude paragraph 2 of article 18 to remove the provision of alternate members to the Board of Directors;
(vii)	Amend Article 18 to include paragraphs, which set limits for the reappointment of members of Board of Directors, as a good corporate governance practice and prohibit the holding of the Chairman of the Board of Directors and President of the Company positions by the same person;
(viii)	Amend article 19 to exclude provision of alternate members of Board of Directors;
(ix)	Amend article 19 to exclude mention of transition rule included in art. 8, paragraph 4 of Law 10303 / 2001;

(x)	Amend Article 20, lead paragraph, to improve the wording which deals about the choice of CEO and change the number of Executive Directors from 7 (seven) to six (6), according to the new management and governance model of Petrobras;
(xi)	Amend the wording of paragraph 1 of Article 20 to replace the word "Officers " by "members of the Executive Board";
(xii)	Amend the wording of paragraph 2 of article 20 to provide that the holding of management positions by Petrobras' Executive Board members in wholly-owned subsidiaries, subsidiaries and affiliated companies shall depend on justification and approval by the Board of Directors, as well as to provide the possibility of such members to take office exceptionally in the Board of Directors in other companies;
(xiii)	Exclude paragraph 3 of Article 20 to relocate the provisions to paragraph 1 of Article 27 of Petrobras By-Law;
(xiv)	Amend Article 21, transferring the final part of its content to the new paragraph 1 of the same instrument and amend the wording of paragraph 2;
(xv)	Amend the wording of Article 22, lead paragraph, to replace the term "Officers" by "members of the Executive Board";
(xvi)	Amend Paragraph 1 of Article 22 to provide for other types of representations required by legal regulations to be made at the time of the investiture of the managers, especially the rules of the Comissão de Valores Mobiliários (CVM) and the Company; and also to amend the reference to the Article included in the wording;
(xvii)	Exclude lead paragraph of Article 24, to amend the removal of provision of an alternate Board of Directors member of the Petrobras by-Law, moving the wording of the sole paragraph to the lead paragraph of Article 24;
(xviii)	Exclude from the wording of the lead paragraph of Article 25, the word "effective or alternate" to adapt it to the removal of the provision of alternate Board of Directors member from the Petrobras by-Law;
(xix)	Amend the wording of paragraph 3 and exclude paragraph 4 of Article 25 so that the rule of replacement from the Board of Directors member elected by the employees may comply with the provisions of paragraph 3 of Article 25, thus maintaining the term uniformity of all members;
(xx)	Amend Article 26 to include that the Company may also be represented in court or out of court individually by its President;
(xxi)	Amend the wording of the lead paragraph of Article 27 regarding the period limit of absence from the tenure as CEO and Executive Officers;
(xxii)	Amend Paragraph 1 of Article 27 to adopt the terminology "paid leave", of CEO and Executive Officers, previously subject to paragraph 3 of Article 20 and renumbering the paragraphs and replacing the words "Officer" by "Executive Officer " and "Officers" by "Executive Officers";

(xxiii)	Amend Article 28, to provide the period and assumptions of further impediments to the exercise of the position of Executive Officer, Board of Director member and Fiscal Council member at Petrobras, regulating issues related to compensation;
(xxiv)	Change numbering of current Article 28 to 29 and amend its wording and its items, and add the word "risks" to item VII and including item X to include the powers of the Board of Directors to approve the plans providing for admission, career, succession, benefits and disciplinary regime of Petrobras employees;
(xxv)	Change numbering of current Article 29 to 30; amend wording; renumber and include items to address the responsibility of the Board of Directors for approval of the appointment and dismissal of Executive Managers; to amend the wording of the instrument to CVM Instruction 567/2015; to approve integrity and compliance criteria applicable to the election of members of the Executive Board and the appointment of the Executive Managers as well as to regulate, expressly, the residual powers of the Board of Directors;
(xxvi)	Change numbering of current Article 30 to 31;
(xxvii)	Change numbering of current Article 31 to 32 and amend the wording of Paragraph 1 to replace "video conference" for "videoconference" and paragraph 3 to replace the word "Officers" by "members of the Executive Board";
(xxviii)	Change numbering of current Article 32 to 33 and amend the wording to include the members of the Executive Board, according to the new management and governance model;
(xxix)	Change numbering of current Article 33 to 34 and amend the wording; Include items "e" and "f" to item I to determine the competence of the Executive Board for review and submission to the Board of Directors of appointment of Executive Managers and admission plans, career, succession, benefits and disciplinary regime of Petrobras employees; exclude and include competence rules to consider the new management and governance model of Petrobras;
(xxx)	Change numbering of current Article 34 to 35 and amend the wording of the lead paragraph; amend the wording of sole Paragraph to provide the creation of Statutory Technical Committees to advise members of the Executive Board, consisting of Executive Managers, pursuant to the rule of Article 160 of the Law of Corporations - Law 6404 / 76;
(xxxi)	Exclude current article 35, due to the change of the competence rules of the Executive Board and its members, including the new model of management and governance of Petrobras;
(xxxii)	Amend Article 36 to provide individual competences of the members of the Executive Board;
(xxxiii)	Change numbering of current Article 36 to 37;

(xxxiv)	Change numbering of current Article 37 to 38 and include Sole Paragraph to provide submission of management acts report of the Executive Board to the Board of Directors, in compliance to new model of management and governance of Petrobras;
(xxxv)	Exclude the current article 38, due to competence issues of Petrobras President have been transferred to the new Article 36, paragraph 1;
(xxxvi)	Amend the wording of item II and exclude items III and V of Article 40 to simplify the wording regarding the change in the capital ownership; in addition to the exclusion of the current item XII, so that the remuneration of management may be determined at the general meeting, according to the wording of Article 41, thus changing the numbering of paragraphs;
(xxxvii)	Exclude sole paragraph of Article 41 to adapt it to the removal of provision of alternate member of Board of Directors from the Petrobras by-Law;
(xxxviii)	Amend the wording of item VI of Article 46 to replace the word "Board" by "Executive Board";
(xxxix)	Amend the wording of paragraph 1 of Article 49 to provide for the competence of the Board of Directors to assign to technicians or experts, who are not part of the Company's permanent staff, the functions of Senior Management, related to them; include Paragraph 2 of Article 49 to provide for the competence of the Board of Directors, upon proposal and justification of the Executive Board, to assign to technicians or experts who are not part of the Company's permanent staff, functions of Senior Management, linked to the Executive Board; change numbering of former paragraph 2 to paragraph 3;
(xl)	Amend the wording of Article 54 to replace the word "sociedade" for "Company";
(xli)	Amend the wording of Article 56 to replace the words "on account of profit sharing" by "per variable compensation";
(xlii)	Exclude Article 61, which deals with restrictions on trading of securities, since its wording complied with the repealed CVM Instruction No. 31/84, replaced by CVM
Instruction No. 358/02.

II-	Consolidation of the By-Law to reflect the approved changes;
III-	Adjustment of Petrobras waiver to subscription of new shares issued by Logum Logística S.A. on March 09,2016

Ordinary Meeting of Shareholders

I-	To analise management accounts, discuss and vote Report, Financial Statements and Fiscal Board's Report of Fiscal Year of 2015

II-	Election of 10 (ten) members of the Board of Directors, of which 1 (one) member is appointed by the Company's employees, 1 (one) member by the minority shareholders, in a separate election process (if they are not entitled to a larger number by cumulative voting process) and 1 (one) member by the holders of preferred shares, also in separate election process;
III-	Election of Chairman of the Board of Directors;
IV-	Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and
V-	Establishment of the Compensation of Management and Effective Members of the Fiscal Council

The minimum percentage of interest in the capital stock required for the adoption of the multiple vote process in order to elect members of Board of Directors at Annual Meeting of Shareholders is five percent (5%) of the voting capital, as per CVM Instruction nº165 of 12-11-1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of multiple vote process must be exercised pursuant to paragraph 1 of article 141 of Law No. 6.404, of 12-15-1976.

Shareholders owning preferred shares who become entitled to elect, at the Annual Meeting of Shareholders, in a separate voting, a representative of respective class of shares to be a members of Board, must represent, at least, ten percent (10%) of the capital stock, as well as evidence the permanent ownership of the equity interest since January 28th, 2016.

Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents:

i)Representative’s ID;

ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable;

iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

The Company informs that it has not adopted the “boletim de voto a distância” (remote voting form) mentioned in CVM Instruction 561 of 04-07-15, mandatory from 2017, in accordance with CVM Instruction nº570 of 11-18-15.

All documents concerning the matters to be resolved at the Extraordinary and the Ordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission -CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, March 28th, 2016.

Luiz Nelson Guedes de Carvalho
Chairman of Board of Directors

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at ‘Assembleias Online’, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, ‘Assembleias Online’ has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17th, 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between system between 12th and 27th of April 2016.

For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

This proxy is valid only for the Shareholders General Meeting to be held on April 28th, 2016.

PUBLIC POWER OF ATTORNEY REQUEST

Rio de Janeiro, March 28th, 2016, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary and Ordinary General Meeting, to be held on April 28th, 2016, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform ASSEMBLEIAS ONLINE, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between 12th and 27th of April 2016.

The electronic participation at the Ordinary and Extraordinary General Meetings is not available for the ADR’s holders.

Please refer to the item “Information to vote” as contained in this Manual for Shareholder´s Participation.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

AMENDMENT PROPOSAL OF PETROBRAS’S BY-LAW

On January 28, 2016 Petrobras's Board of Directors approved the new Model of Management and Governance of Petrobras. The revision of the model is due to the need to align the Corporation to the new realities of the oil and gas sector and the prioritization of profitability and capital discipline, in addition to the need for strengthening the Company’s corporate governance, through greater control and compliance in the processes and the expansion of executive accountability levels.

The model approved by the Board of Directors includes, in addition to changes in the Company’s organizational structure, a better distribution of their decisions, with the establishment of individual responsibilities to the members of the Executive Board and the creation of statutory technical committees, whose members are executive officers subject to the same duties and responsibilities imposed on Directors, according to the provision contained in article 160 of the law 6,404/76.

Also, the new model provides the Board's jurisdiction to approve technical, integrity and compliance, which should be observed when the election of members of the Executive Board and Executive Managers.

The Company's bylaws provides for a greater adherence to best governance practices, being proposed amendment of term of mandate of Board members, with a maximum of two consecutive reelections, the exclusion of the Alternate Board member, the occupation of the Chairman of the Board of Directors and President of the company by different people, in addition to drafting adjustments to enhance its interpretation.

As the reform of Bylaw is a subject of competence of the General Shareholders Meeting, therefore, submits the proposal for consideration of the General Assembly, according to copy of the Bylaws attached, containing the proposed amendments.

Attached: copy of the Petrobras’s By-Law, with the proposed amendments highlighted and explanations.

PETROBRAS - PETRÓLEO BRASILEIRO S.A. BY-LAW

Chapter I

Nature, Headquarters and Object of the Company

Art. 1 - Petróleo Brasileiro S.A. - Petrobras hereinafter referred to “Petrobras” or “Company” is a joint stock Company controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nº 6,404 of 15 December 1976) and by these Bylaws.

Sole paragraph: The control of the Federal Government shall be exercised by means of the ownership and possession of at least fifty percent plus one share of the Company's voting capital.

Art. 2 - Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, either in the country or abroad, branch-offices, agencies, sub-branches and offices.

Art. 3 - The Company has as its object the research, mining, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities; it may promote the research, development, production, transport, distribution and marketing of all forms of energy, as well as other related activities or alike ones.

Paragraph 1 - Economic activities related to the corporate object shall be developed by the Company on a free competition basis with other companies according to market conditions, due consideration given to further principles and guidelines of Law nº 9,478 of 6 August 1997 and of Law nº 10,438 of 26 April 2002.

Paragraph 2 - Petrobras may, directly or through its subsidiaries, either associated or not with third parties, perform in the Country or away from the domestic territory any of the activities within its corporate object.

Chapter II

Capital ownership, Stock and Shareholders

Art 4 - The capital stock is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Paragraph 1 - Increases in capital via share issuing shall be submitted in advance for the deliberation of the General Meeting.

Paragraph 2 - By deliberation of the Board of Directors the Company may acquire its own shares to keep them in the treasury, for cancelling or subsequent disposal, up to the amount of the balance of profits and available reserves, except the legal reserve, without decrease of the capital ownership, in compliance with the prevailing legislation.

Paragraph 3 - The capital ownership may be increased by means of the issuance of preferred shares, without following any proportion in respect of the common shares, in compliance with the legal limit of two-thirds of the capital ownership as well as complying with the preemptive right of all the shareholders.

Art. 5 - The shares of the Company shall be common shares, entitled to vote whereas preferred shares, the latter, always without vote entitlement.

Paragraph 1 - Preferred shares shall not be convertible to common shares, or vice-versa.

Paragraph 2 - Preferred shares shall have priority in case of capital reimbursement and in the distribution of the 5% (five percent) minimum dividend, calculated on the part of the capital represented by such kind of shares, or 3%(three percent) of the net value of the share, always with the greater prevailing, with a participation equal to the common shares in capital ownership increases deriving from the incorporation of reserves and profits.

Paragraph 3 - Preferred shares shall participate non-cumulatively on equal conditions with the common shares in the distribution of dividends whenever the latter are greater than the minimum percentage as guaranteed to them in the preceding paragraph.

Art. 6 - Shares shall be paid-in in accordance with the rules established by the General Meeting ~~or by the Board of Directors, depending upon the body that authorized the capital increase within the authorized limit~~. In the case of a shareholder's default and irrespective of questioning, the Company may initiate the execution and determine the sale of the shares for that shareholder's account and risk.

Art. 7 - The shares of the Company, all of them book entry shares, shall be kept in the name of their holders, in a deposit account of a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) without the issuance of certificates.

Art. 8 - Shareholders shall be entitled to dividends in every fiscal year and/or additional payment on shareholders' equity, which must not be less than 25% (twenty-five percent) of the net profit adjusted according to the Joint Stock Company Law, and divided pro-rata by the shares into which the capital of the Company is divided.

Art. 9 - Except for the deliberation by the General Meeting, the Company shall make the payment of the dividends and of the additional payment on shareholders' equity within a 60 (sixty) days deadline as of the date they are announced and, in any case, within the corresponding fiscal year in compliance with the pertinent legal rules.

Sole paragraph - Upon deliberation by the Board of Directors the Company may advance amounts to its shareholders as dividends or additional payment on shareholders' equity, and adjusted by the SELIC rate as of the date of the actual payment until the closing of the respective fiscal year in the manner foreseen in article 204 of Law nº6,404, of 1976.

Art. 10 - Dividends not claimed within 3 (three) years as of the date they were placed at the shareholders' disposal shall prescribe in behalf of the Company.

Art. 11 - The amounts of the dividends and interests, as compensation on shareholders' equity, due to the National Treasury and to the other shareholders, shall be subject to financial charges equivalent to the SELIC rate as of the closing of the fiscal year until the actual collection or payment, without detriment to the incidence of interests on arrears, when such collection does not take place on the date set by the General Meeting.

Art. 12 - In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entitites, either Brazilians or foreigners, either residents or not in the country, may be shareholders.

Art. 13 - The shareholder may be represented at the General Meetings in the manner foreseen in Art. 126 of Law nº 6,404, of 1976, either presenting at that moment or by depositing previously the voucher issued by the depository financial institution together with the identity document or a power-of-attorney with special powers.

Paragraph 1 - The representation of the Federal Government at the General Meetings of the Company shall be in accordance with the specific federal legislation.

Paragraph 2 - At the Shareholders' General Meeting that deliberates about the election of the members of the Board of Directors, the entitlement to vote of the shareholders who are holders of preferred shares is conditional upon compliance with the condition established in paragraph 6 of art. 141 of Law nº 6,404, of 1976, of proven uninterrupted ownership of the stock participation during a period of, at least, 3 (three) months immediately prior to the holding of the General Meeting.

Chapter III

Fully, Controlled and Associates Subsidiaries

Art. 14 - For the strict performance of activities related to its corporate object, Petrobras may, according to the authority granted by Law nº 9,478 of 1997, set up fully subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Art. 15 - In compliance with Law nº 9,478 of 1997, Petrobras and its subsidiaries fully, controlled and associates subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Art. 16. The ~~rules and~~ governance rules of Petrobras, as well as to common corporate rules established by Petrobras by means of technical, administrative, accounting, financial and legal guidelines apply in full to its fully subsidiaries and controlled companies, and as far as possible, to affiliates ~~as well as to common corporate rules established by Petrobras by means of technical, administrative, accounting, financial and legal guidelines~~ observed resolutions of each society management and the strategic plan approved by the Board of Directors of Petrobras shall be followed.

Chapter IV

Management of the ~~Corporation~~ Company

Section I – Executive Board Members and Officers

Art. 17 - Petrobras shall be managed by a Board of Directors with deliberative functions, and a Board of Executive Officers.

Art.18- The Board of Directors shall consist of at least five members to up to ten ~~and their respective elected sitting and alternate~~ members, and the General Meeting of Shareholders shall appoint among them the Chairman of the Board, all with a term of office that may not exceed ~~1(one)~~ 2 (two) years , with reelection permitted.

Paragraph 1 In case the office of the Chairman of the Board of Directors becomes vacant, the substitute shall be elected at the first next regular meeting of the Board of Directors until the next General Meeting.

~~Paragraph 2º The Sitting Director’s alternate member takes place in exceptional cases and shall be terminated within 2 (two) years.~~

Paragraph 2- The Member of the Board of directors appointed in the form of the caput of this article shall be eligible for re-election at most 2 (two) consecutive times.

Paragraph 3 - For the member of the Board of Directors elected by the employees, the reelection limit shall observe current legislation and regulations.

Paragraph 4 - The Chairman of the Board of Directors and President of the company will not be exercised by the same person.

Art. 19 - In the election procedure of the members of the Board of Directors by the Shareholders' General Meeting the following rules shall be complied with:

I- The minority shareholders shall be entitled to the right to elect one ~~sitting Director and its respective substitute~~ member, if a higher number is not assigned to them by the multiple vote process.

II – The preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove one (1) ~~sitting~~ member of the Board of Directors ~~and its alternate~~, in a separate vote at the General Meeting~~, and the rule included in § 4 of art. 8 of Law Nº 10.303, of October 31,2001 shall not apply to the Company.~~

III - Whenever, cumulatively, the Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a Board ~~sitting~~ member ~~and alternate~~, the Federal Government shall be entitled to the right to elect ~~sitting and alternate~~ directors in a number equal to those elected by the other shareholders and employees, plus one, regardless of the number of Directors established in art. 18 hereof.

IV- The employees are entitled to the right to appoint one (1) ~~sitting~~ member of the Board of Directors ~~and its alternate~~ in a separate vote, by direct vote of their peers, as provided for in paragraph 1 of article 2 of Law 12.353 of December 28, 2010.

Art. 20 - The Board of Executive Officers shall comprise a Chief Executive Officer, chosen ~~from among the members of the~~ by the Board of Directors from among the members, and ~~seven~~ six Executive Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 3 (three) years, with re-election permitted, and who may be removed at any moment.

Paragraph 1 - The choice and election of the members of Executive Officers shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organizational Plan.

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, after justified approval by the Board of Directors, the concurrent exercise of administrative duties in fully, controlled and associates subsidiaries companies of the Company and, excepcionally, on the Board of Directors in other companies ~~shall be permitted at the discretion of the Board of Directors according to the Good Practices Code as per item VII of art. 29 of these Bylaws~~

Art. 21 - The installation in an administrative office of the Company must comply with the conditions established by art~~s~~. 147 and according rules listed by art 162 of Law nº 6,404, of 1976~~; likewise nobody who has ancestors, descendants or collateral relatives on the Board of Directors, on the Board of Executive Officers or on the Audit Board may be installed in an office.~~

Paragraph 1 - It will be prohibited investiture in management positions of those who possess ascendants, descendants or collateral relatives occupying positions on the Board of Directors, Executive Board or the Company's Fiscal Council Board.

~~Sole~~ Paragraph 2 - ~~In relation to~~ The installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Art. 22 - Members of the Board of Directors and ~~Officers~~ members of Executive Officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers, respectively.

Paragraph 1 - The installation deed must contain under penalty of nullity: i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile as indicated; the latter may only be altered by a written communication to the Company; (ii) his (her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the-counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these Bylaws and other itens according legislation and Company.

Paragraph 2 - The installation of a member of the Board of Directors who is a resident or domiciled abroad is conditional upon the appointment of a representative who resides in the country, with powers to receive service of process in proceedings initiated against such a member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least 3 (three) years after the end of the term of office of the member.

Paragraph 3 - Prior to their installation and also upon departing from their office, the members of the Board of Directors and of the Board of Executive Officers shall submit a statement of assets to be filed in the Company.

Art. 23 - The members of the Board of Directors and of the Board of Executive Officers shall be liable, according to art. 158 of Law nº 6,404, of 1976, individually and solidarily, for the acts practiced and for the losses to the Company resulting therefrom. They are prohibited from participating in a deliberation concerning operations involving companies in which they take part with more than 10% (ten percent), or in which they have held a management position in the period immediately prior to the installation in the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings in respect of its present and past managers, in addition to a permanent insurance contract in behalf of them to keep them harmless from liabilities due to act deriving from the performance of the office or function covering the whole time period during which they performed their respective terms of office.

Paragraph 2 - The guarantee provided for in the preceding paragraph covers the Audit Board (Conselho Fiscal) members as well as all employees and agents who legally act upon delegation by the managers of the Company.

Art. 24~~- In case of impediment or temporary absence, the sitting Directors will be replaced by their respective alternates.~~

~~Sole Paragraph~~ – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his office.

Art. 25 - In case of vacancy in the position of member of Board of Directors ~~sitting or alternate Director~~, the alternate shall be appointed by the remaining members and shall serve until the next General Assembly, as provided for in art. 150 of Law 6.404 of 1976.

Paragraph 1 – The member of the Board of Directors or the member of the Board of Executive Officers elected in replacement shall complete the term of office of the member he (she) is replacing, and once this term has elapsed, he (she) shall remain in the office until the installation of his successor.

Paragraph 2 – If the Director representing the employees does not conclude his term of office, the following shall apply: I - the second most voted candidate will take over the office, if the first half of the term has not been elapsed; II- new elections shall be called, in the case more than half of the term has been elapsed.

Paragraph 3- In the case of ~~item I~~ of Paragraph 2, the alternate Director shall end the management term of the substituted Director.

~~Paragraph 4- In the case of item II of Paragraph 2, the elected Director shall finish the whole management term set forth in art. 18 of this By-Laws.~~

Art. 26 - The Company will be represented in and out of court, individually by the CEO or for at least 2 (two) Executive Officers jointly, who may appoint proxies or representatives.

Art. 27 - The Chief Executive Officer and the Executive Officers may not be absent from their office, annually, for more than 30 (thirty) days, consecutives or not, without being licensed or authorized by the Board of Directors.

Paragraph 1- The Chairman and the Executive Directors shall be entitled annually to 30 (thirty) days of paid leave, sealed the double payment of remuneration for leave not taken during the previous year.

Paragraph ~~1~~ 2- ~~According to item IV of art. 38~~ it is incumbent upon the Chief Executive Officer to designate from among the Executive Officers his possible substitute.

Paragraph ~~2~~ 3- In the event of absence or impediment of any Executive Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.

Paragraph ~~3~~ 4- In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer, the former shall take part in all routine activities of the Executive Officer, including attendance at meetings of the Board of Executive Officers, in order to deal with matters of the contact area of the respective Executive Officer, without, however, exercising the voting right.

Art.28 - After the end of the management, the former members of the Executive Board, Board of Directors and the Fiscal Council Board are prevented, for a period of six months, counted from the end of the mandate, if more deadlines are not set in the rules, of:

I- accept management position or tax advisor, exercise activities or provide any service to competitors of the company;

II- accept management position or tax advisor, or establish professional ties with individual or company with which it has maintained official direct and relevant relationship in the six months preceding the expiration of the mandate, if more deadline is not set in the rules; and

III- sponsor, directly or indirectly, interests of individual or company, authority entity of the Federal Public Administration who has had direct and relevant official relationship in the six months preceding the expiration of the mandate, if more deadlines are not fixed in the rules.

Paragraph 1 - Included in the period referred to in the caput of this article, eventually any periods of paid annual leave not taken.

Paragraph 2- During the period of impediment, the former members of the Executive Board, of the Board of Directors and Fiscal Council Board will do justice to compensatory remuneration equivalent only to the monthly fee of the function occupied.

Paragraph 3- Will have no right to compensatory remuneration, the former members of the Executive Board, the Board of Directors and the Fiscal Council Board who opt for the return, before the end of the period of impediment, to its previous function or position, effective or superior, who, prior to his inauguration, held on private or public administration.

Paragraph 4- The breach of the prevention of six months implies, besides the loss of compensatory remuneration, the return of value already received and the payment of a fine of 20% (twenty per cent) over the total of the remuneration which would be due in the period, Notwithstanding the provisions to the compensation of damages that eventually already have caused.

Paragraph 5- The beginning of the payment of compensatory remuneration shall be preceded by formal consultation to the Ethics Committee of the Presidency of the Republic pursuant to article 8 of law No. 12,813/2013.

Section II
Board of Directors

Art. ~~28~~29 - The Board of Directors is the highest-level guiding and directing body of Petrobras; it is incumbent upon it:

I - to set the overall direction of the business of the Company, defining its mission, its strategic goals and guidelines;

II - to approve the strategic plan as well as the pluri-annual and annual programs of expenditures and investments;

III - to fiscalize the Executive Officers' management and their members and to establish their assignments, examining at any moment whatsoever the books and documents of the Company;

IV - to evaluate performance results;

V - to approve every year the amount above which acts, contracts or operations, although up to the competence of the Board of Executive Officers and their members, must be submitted to the approval of the Board of Directors;

VI - to deliberate about the issuance of debentures not convertible into shares and without real estate guarantee;

VII - to set up the overall policies of the Company, including those concerning the strategic, commercial, financial, risks, investment, environmental and human resources management;

VIII - to approve the conveyance of the ownership of assets of the Company, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers and their members;

IX – To deliberate on the choice of a member of an Electoral Regulation for the Board of Directors elected by the employees.

X - To approve the plans providing for admission, career, succession, benefits and disciplinary regime of Petrobras employees;

Sole paragraph – The establishment of the human resources politics of item VII shall not count on the participation of the Director representing the employees if discussions and deliberations include matters referring to union’s issues, remuneration, benefits and advantages, including complementary welfare and assistance matters on which is identified a conflict of interests.

Art. ~~29~~ 30 - It is incumbent, even, ~~exclusively~~ upon the Board of Directors to deliberate about the following matters:

I - the Basic Organizational Plan and its amendments as well as the assignment to the members of Executive Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to;

II - approval of the appointment and dismissal of Executive Managers, proposed by Executive Officers, according listed criterias of Board of Directors;

~~II~~III - authority to acquire shares issued by the Company to remain in treasury or canceling, as well as subsequent disposal of such shares, except in cases of competence of general shareholders meeting, in compliance with the legal, regulatory and statutory provisions;

~~III~~IV - approval of the exchange of securities issued by the Company;

~~IV~~V - election and removal of the members of the Board of Executive Officers;

~~V~~VI - the setting up of fully subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies;

~~VI~~VII - to call a Shareholders' General Meeting in the cases provided for in the law, and the publishing of the respective notice at least 15 (fifteen) days in advance;

~~VII~~VIII - approval of a Code of Good Practices and of the in-house regulation of Board of Directors;

~~VIII~~IX - approval of the Corporate Governance Policies Guidelines of Petrobras;

~~IX~~X- choice and removal of independent auditors, who will not be allowed to render consultancy services to the Company during the effectiveness of the contract;

~~X~~XI - the report of the management and the accounts of the Board of Executive Officers;

~~XI~~XII- the choice of the members of the Board Committees from among its members and / or among people of proven experience and expertise in the market, according to the respective Committee specialty, and approval of the assignments and operational rules of the Committees;

~~XII~~XIII - matters which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation;

XIV- approves criteria of integrity and compliance, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Board and the appointment of executive officers;

XV- the omissions in this By Law.

Sole paragraph. The Board of Directors shall be consisted of five (5) advisory committees with specific assignments regarding the analysis and recommendation on certain matters directly linked to the Board: Strategic Committee; Finance Committee; The Audit Committee; Safety, Environment and Health Committee; and Remuneration and Succession Committee.

I – The opinions of the Committees shall not be precedent condition for submitting matters for the examination and resolution of the Board of Directors.

II  – Committees members may attend all meetings of the Board of Directors as guests

III – The composition and operating rules of Committees shall be regulated in statutes to be approved by the Board of Directors.

Art. ~~30~~ 31 - The Board of Directors may order inspections, audits or rendering of accounts of the Company, including the hiring of specialists, experts or external auditors, in order to inform more about the matters submitted to its deliberation.

Art. ~~31~~ 32 - The Board of Directors shall meet with the attendance of the majority of its members, upon being called by its Chairman or by the majority of its members, in a regular meeting at least every 30 (thirty) days and in a special meeting whenever necessary.

Paragraph 1 - If required, the members of the Board of Directors may participate in a meeting by telephone, ~~video-conference~~ videoconference or other communication means capable of ensuring an effective participation and the authenticity of the respective vote. In such event the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

Paragraph 2 - Matters submitted to the appreciation of the Board of Directors must be accompanied by the decision of the Board of Executive Officers, by the statements of the technical area or of the competent Committee, plus a legal opinion whenever necessary for examining the matter.

Paragraph 3 - The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call members of Board of Directors of the Company to attend the meetings and to render clarifications or information in respect of the subjects being considered.

Paragraph 4 - The deliberations of the Board of Directors shall be taken by the vote of the majority of the Members in attendance and shall be recorded in the pertinent minute book.

Paragraph 5 - In case of a tie, the Chairman of the Board of Directors may cast the deciding vote.

Section III
Board of Executive Officers

Art. ~~32~~ 33 - The management of the business of the Company and their members is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

Sole paragraph. The Board of Directors may delegate powers to the Executive Board, subject to approval levels established in such delegations.

Art. ~~33~~ 34 - It is incumbent upon the Board of Executive Officers:

I - ~~to work out~~ to evaluate and to submit to the approval of the Board of Directors:

a) the bases and guidelines for working out the strategic plan as well as of the annual programs and the pluri-annual plans;

b) the strategic plan as well as the respective pluri-annual plans and annual programmes of expenditures and investments of the Company with the respective projects;

c) the cost and investment budgets of the Company;

d) ~~the assessment of~~ the result of the performance of the activities of the Company;

e) appointment of Executive Managers , according criterias established by the Board of Directors;

f) admission plans, career, succession, benefits and disciplinary regime of Petrobras employees;

II - to approve:

a) the technical-economic appraisal criteria for investment projects with the respective liability delegation plans for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves in compliance with the specific legislation;

c) the price policy and basic price structures of the products of the Company;

d) accounting plans, basic criteria for establishing results, the amortization and depreciation of invested capitals and changes in the accounting practices;

e) handbooks and rules in respect of accounting, finances, personnel management, the hiring and implementation of works and services, the supply and disposal of materials and equipment in respect of operation and others required to guide the functioning of the Company;

f) rules concerning the assignment of the use, the renting or leasing of real-estate owned by the Company;

~~g) the yearly insurance plan of the Corporation;~~

~~h~~ g) the basic structure of the bodies of the Company and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

~~i) plans providing for the admission, career, access, benefits and disciplinary regime of the employees of Petrobras;~~

~~j) the assignment of the staff of the bodies of the Corporation;~~

~~k) the designation of the incumbents of the High-Level Management of the Corporation;~~

~~i~~ h) the annual business plans;

i) the creation and extinction of non-statutory committees, linked to the Executive Board or their members, approving their respectives operating rules, powers and limits of competence to act;

j) approval of the amount above which acts, contracts or transactions, although the jurisdiction of CEO or the Executive Officers, shall be submitted for approval by the Executive Board, respecting the scope defined by the Board of Directors;

III - ensure the implementation of the Strategic Plan and multi-year plans and annual programs of expenditures and investments of the Company with respective projects, within the approved budget limits

~~III - to follow up and control the activities of the subsidiaries and companies in which Petrobras participates, or with which it is associated;~~

IV - to deliberate about trademarks and patents, names and logos;

Art. ~~34~~ 35 - The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Executive Officers.

~~Sole Paragraph. Matters submitted to the appreciation of the Board of Executive Officers must be accompanied by the statements of the technical area, a legal opinion whenever necessary for examining the matter.~~

Sole paragraph . The members of the Executive Board will have 6 (six) Statutory Advisory, Technical Committees composed of Executive Managers, with specific tasks of analysis and recommendation on certain matters, subject to the provisions of article 160 of the law 6,404/76: Statutory Technical Committee for Development of Production and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Committee Financial and Investor Relations; Statutory Human Resources Technical Committee, HSE services and Statutory Technical Committee of Governance, Risk and Compliance.

I- The advices of the statutory technical committees do not bind the members of the Executive Board, but will be a necessary condition for the examination and deliberation of the jurisdiction of the Executive Director.

II- The composition, functioning and rules of Statutory technical committees assignments will be disciplined in internal regulations to be approved by the Board of Directors.

~~Article 35- In addition to the original collegiate decision-making competence provided for in article 33 of this Statute, the Board of Executive Directors may deliberate on the acts of business management of individual responsibility of each of the Directors within the contact areas laid down by the Board of Directors in basic plan of organization. It is the responsibility of the Directors:~~

~~I- to give instructions to the representatives of the Corporation at the General Meeting of its subsidiaries, controlled and affiliated companies in accordance with the guidelines established by the Board of Directors; II- to hire and fire employees and to formalize assignments to managerial duties and functions approved by the Board of Executive Officers; III- designate employees of the company to missions abroad;~~

~~IV- to sign deeds, contracts and agreements as well as to manage the funds of the Corporation, always jointly with another Officer.~~

Art 36 – Compete, individually:

Paragraph 1 - The President (Chief Executive Officer):

(I) -to elaborate and submit for approval by the Executive Board, the technical-economic assessment criteria for investment projects, with the respective plans of delegation of responsibility to their executions and deployments;

II- convene, preside over and coordinate the work of the meetings of the Executive Board;

III- to propose to the Board of Directors the appointment of Executive Directors;

IV- provide information to the Minister of State to which the company is bound, and the control bodies of the Federal Government, as well as the Court of Auditors and to the National Congress;

V- approve the rules and procedures for performance of the activities of the units under its direct responsibility, as defined in the basic plan of the Company;

VI – ensure the mobilization of resources to cope with the situations of severe risk to health, safety and environment;

VII- exercise other powers assigned to it by the Board of Directors.

Paragraph 2 - The Director of Production Development & Technology:

I- ensure the development of projects and production units of E&P, refining, Natural gas and energy;

II- ensure the interests of the company before regulators related to its area of operation;

III- manage and develop construction projects, maintenance and abandonment of wells, installation of subsea systems, surface maritime production, industrial facilities and onshore pipelines, among others;

IV- develop and provide technological solutions that enable the strategic plan of the company;

V- exercise other powers assigned to it by the Board of Directors.

Paragraph 3 - The Exploration & Production Director:

I- coordinate the asset optimization projects in shallow water, Deepwater, Ultra-deep Waters and those under production-sharing arrangements;

II- manage the portfolio and exploration assets, as well as implement the deployment of corporate strategy, operational planning and an operational performance evaluation;

III- approve and manage partnerships and participation in exploration blocks;

IV- ensure the interests of the company before regulators related to its area of operation;

V- manage logistics services to support the operations and investments of the company related to its area of operation;

VI – define the strategy and guidelines for decommissioning, maintenance of wells and subsea systems.

VII- exercise other powers assigned to it by the Board of Directors.

Paragraph 4 -The Director of Refining and Natural gas:

I- manage industrial operations, logistics and marketing of petroleum products, natural gas, electric energy and nitrogen fertilizers;

II- coordinate the implementation of the unfolding of the corporate strategy, portfolio definitions, operational planning and operational performance evaluation;

III- approve and manage partnerships related to its area of operation;

IV- ensure the interests of the company before regulators related to their area of expertise;

V- manage the supply of petroleum products, natural gas, electric energy and nitrogen fertilizers;

VI- exercise other powers assigned to it by the Board of Directors.

Paragraph 5 - The Chief Financial Officer and Investor Relations:

I- provide the financial resources necessary for the operation of the company, conducting the processes of contracting of loans and financing, as well as the related services;

II- move the monetary resources of the company, always in conjunction with another Executive Director;

III- responsibility for the provision of information to the investors, the Securities and Exchange Commission-CVM and stock exchanges or over-the-counter markets, national and international, as well as the corresponding regulation and inspection entities, and to keep updated the records of the company in these institutions;

IV -approve the annual plan of the insurance company;

V- monitor and report to the Executive Board the economic-financial performance of investment projects, according to targets and results approved by the Board of Executive Directors and by the Board of Directors;

VI – account for, ~~and~~ monitor and report to the Executive Board the company's economic-financial transactions, including its wholly-owned and other subsidiaries;

VII- promote the financial management of the Company and monitor the financial management of its subsidiaries and affiliated companies and the consortia;

VIII – coordinate the procurement and sale of equity interests held by the company, subject to the provisions of the legislation and regulations;

IX- exercise other powers assigned to it by the Board of Directors.

Paragraph 6 - The Director of Human Resources, and HSE services:

I- to propose to the Executive Board plans to have about admission, career succession, advantages and disciplinary regime of Petrobras employees;

II -approve the staffing capacity of the company’s departments;

III- Guide and promote the implementation of the policies and guidelines of the company's human resources;

IV- propose, deploy and maintain the telecommunications and computer systems of the company;

V- provide the company and shared infrastructure services and administrative support;

VI- coordinate the planning process and contracting of goods and services and of acquisition and disposal of materials and properties;

VII- Guide and promote the implementation of policies, guidelines and standards for health, safety and environment and (HSE);

VIII- propose and guide the Company's social responsibility activities;

IX- exercise other powers assigned to it by the Board of Directors.

Paragraph 7 -The Director of Governance, Risk and Compliance:

I- Guide and promote the application of standards, guidelines and procedures of governance, risk and compliance;

II- coordinate the integrated view of corporate risk, reporting to the Board of Directors the main risks ' effects on Petrobras ' results;

III -to guide and promote the implementation of risk management policies in accordance with the legislation;

IV- coordinate compliance management and internal controls, including aspects of fraud and corruption.

V -follow developments relating to the channel of complaints and ensure the identified violations and report its results to the Executive Board and the Board of Directors.

VI- exercise other powers assigned to it by the Board of Directors.

Paragraph 8 - To the President (CEO) and Executive Director, one of the areas of contact described in basic plan of organization:

I- implement the strategy and budget approved by the Board of Directors;

II- admitting and dismissing employees and formalize the appointments to managerial positions and functions;

III- designate employees to missions abroad;

IV- monitor, control and report to the Executive Board the technical and operational activities of the wholly-owned subsidiaries and companies in which Petrobras participates or which it is affiliated;

V- appoint and instruct the representatives in the General Meetings of the company's subsidiaries and affiliated companies, in accordance with the guidelines laid down by the Board of Directors, as well as with applicable corporate guidelines;

VI- manage, supervise and assess performance of the activities of the units under its direct responsibility, as defined in the basic plan of the Organization, as well as acts related to such management activities, and can secure value limits for delegation of the practice of such acts.

Art. ~~36~~ 37 - The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.

Sole paragraph - In the case of a draw, the Chairman will have the deciding vote.

Art. ~~37~~ 38 - The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of its meetings and shall render the information allowing the evaluation of the performance of the activities of the Company.

Sole Paragraph. Members of Executive Board will send to Board of Directors report with acts acts performed in the exercise of their individual skills

~~Art. 38 - The heading and coordination of the activities of the Board of Executive Officers is incumbent upon the Chief Executive Officer, namely:~~

~~I - to call and to chair the meetings of the Board of Executive Officers;~~

~~II - to propose to the Board of Directors the distribution among the Officers of the contact areas defined in the Basic Organizational Plan;~~

~~III - to propose to the Board of Directors the names of the Officers of the Corporation;~~

~~IV - to designate from among the Officers his occasional substitute in his absences and impediments;~~

~~V - to follow up and to supervise, by means of coordinating the activities of the Officers, the activities of all of the bodies of the Corporation;~~

~~VI - to designate the representatives of the Corporation at the General Meetings of its subsidiaries, controlled and affiliated companies in accordance with the guidelines set forth by the Board of Directors;~~

~~VII - to render information to the State Minister to whom the Corporation is related to and to the control bodies of the Federal Government, as well as to the Federal Audit Court and to the National Congress.~~

Chapter V

The General Meeting

Art. 39 - The Regular General Meeting shall be held yearly within the time-frame provided for in art. 132 of Law nº 6,404, of 1976, at the place, date and hour established in advance by the Board of Directors, in order to deliberate about matters of its competence, particularly: I - to audit the accounts of the managers, to examine, discuss and vote the financial statements; II - to deliberate about the destination of the net profit of the fiscal year and the distribution of dividends; III - to elect the members of the Board of Directors and of the Audit Board.

Art. 40 - The Special General Meeting, in addition to the cases established by law, shall meet upon call of the Board of Directors to deliberate about matters of interest to the Company, particularly: I - the amendment of the Bylaws;

II   – changes of capital ownership ~~the increase of the limit of the authorized capital;~~

~~III  – increase of capital stock; as per paragraph 1 and 2 of art. 4 of these Bylaws;~~

~~IV~~ III- the evaluation of the goods with which the shareholder may contribute to the increase of the capital stock;

~~V - the reduction of the capital ownership;~~

~~VI~~ IV - The issuance of debentures convertible into shares or their sale when in the treasury;

~~VII~~ V - the incorporation of the Company into another company, its dissolution, transformation, split, merger;

~~VIII~~    VI - the participation of the Company in a group of companies;

~~IX~~      VII - the disposal of the control of the capital stock of fully subsidiaries of the Company;

~~X~~      VIII - the removal of the members of the Board of Directors;

~~XI~~      IX - the disposal of debentures convertible into shares that belong to the Company and are issued by its subsidiaries;

~~XII    - the establishment of the compensation of the managers;~~

~~XIII~~      X - the cancelling of the registry as a publicly held Company;

~~XIV~~ XI - the choice of a specialized company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários -CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities;

~~XV~~ XII - waiver of the right to subscribe shares or debentures convertible into shares of fully subsidiaries, controlled or affiliated companies.

Paragraph 1 - The deliberation of the subject set forth in item XIV of this article shall be taken by an absolute majority of the votes of the outstanding common shares; blank votes are not to be computed.

Paragraph 2 - In the event of a public offering formulated by the controlling shareholder, the latter must cover the costs of the Appraisal Report.

Art. 41. The General Meeting shall determine, on an annual basis, the global or individual amount for compensation of the officers, including the members of the advisory Committees to the Board of Directors as well as the limits of their profit sharing, in compliance to the rules provided in specific legislation.

~~Sole paragraph. The alternate of the Board of Directors may participate as guests in all meetings of the Board regardless of the attendance of the sitting members, and they shall be entitled to a fixed monthly fee, as established by the Board, subject to the amount fixed by the General Meeting.~~

Art. 42 - The General Meeting shall be chaired by the Chief Executive Officer of the Company or the substitute he may designate and, in the absence of both, by a shareholder chosen by the majority vote of those present.

Sole paragraph - The Chairman of the General Meeting shall choose the Secretary of the meeting from among the shareholders present.

Chapter VI The

Audit Board

Art. 43 - The Audit Board, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Company Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Paragraph 1 - From among the members of the Audit Board, one of them shall be nominated by the Finance Minister as representative of the National Treasury.

Paragraph 2 - In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, such member of the Audit Board shall be replaced until the end of the term of office by the respective substitute.

Paragraph 3 - The members of the Audit Board shall be installed in their offices by signing the installation deed in the book of minutes and opinions of the Audit Board, which shall mention: (i) compliance with contracts possibly signed by Petrobras with a stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set forth by those entities, and taking full responsibility of such contracts and the applicable regulations of differentiated practices of corporate governance, if such is the case, and (ii) compliance with the arbitration clause set forth in art. 58 of these Bylaws.

Art. 44 - The term of office of the members of the Audit Board is one year with re-election permitted.

Art. 45 - The compensation of the members of the Audit Board, in addition to the compulsory reimbursement of transport and permanence expenditures necessary to perform the function, shall be set up by the General Meeting electing them and in compliance with the limit established in Law nº 9,292 of 1996.

Art. 46 - It is incumbent upon the Audit Board, without detriment of other assignments that are vested in it due to legal provision or instruction of the General Meeting:

I - to fiscalize, by any of its members, the acts of the managers and to verify the implementation of their legal and statutory duties;

II - to render opinion about the Annual Report of the Management, with the inclusion in that opinion of such supplementary information that it may deem required or useful for the General Meeting to deliberate upon;

III - to render opinion about the proposals of the managers to be submitted to the General Meeting concerning amendment of the corporate capital, issuance of debentures or subscription bonds, investment or capital budget plans, distribution of dividends, transformation, incorporation, merger or split of the Company;

IV - to denounce by any of its members to the management bodies the mistakes, frauds or offenses they may discover, suggesting measures useful to the Company and, in case the former fails to take the necessary measures to protect the interests of the Company, to denounce this to the General Meeting;

V - to call the Regular General Meeting, if the managers delay for more than one month calling it, and to call the Special General Meeting whenever serious or urgent reasons occur, with the inclusion on the agenda of the subjects they may deem necessary;

VI - to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Executive Officers;

VII - to examine the financial statements of the fiscal year and opine about them;

VIII - to perform such assignments during liquidation.

Sole paragraph - The members of the Audit Board shall participate compulsorily in the meetings of the Board of Directors in which matters referring to items II, III and VII of this article are going to be considered.

Chapter VII

Employees of the Company

Art. 47 - The employees of Petrobras are subject to the labor legislation and to the in-house regulations of the Company in compliance with the legal rules applicable to employees of mixed-capital corporations.

Art. 48 - The admission of employees by Petrobras and by its subsidiaries and affiliates shall follow the public selection process according to the provisions approved by the Board of Executive Officers.

Art. 49 - The duties of the High-Level Management and the powers and responsibilities of the respective incumbents shall be defined in the Basic Organizational Plan of the Company.

Paragraph 1 - The duties referred to in the heading of this article may, linked to Board of Directors, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or experts who are not part of the Company's permanent staff, by means of contracts signed direct appointment or discharge.

Paragraph 2 - The functions referred to in the lead paragraph of this article, linked to the Executive Board or its members may, upon proposal and justification of the Executive Board and approval by the Board of Directors, exceptionally, be assigned to technicians or experts who are not part of the permanent staff of the company, by means of free appointment and dismissal.

Paragraph ~~2~~ 3 - The managerial duties that shall constitute the organizational structure of the Company at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Art. 50 - Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its fully subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made, whenever possible, with reimbursement of the costs involved.

Art. 51 - The Company shall separate a portion of the yearly results for distribution among its employees, in compliance with the criteria adopted by the Board of Directors and in compliance with the prevailing legislation.

Chapter VIII

General Dispositions

Art. 52 - The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall cover the general structure and define the nature and the assignments of each body, the reporting, coordination and control relationships required for its operation in accordance with these By-laws.

Art. 53 - The fiscal year shall coincide with the calendar-year ending on 31 December of each year, on which date the property balance-sheet and further financial statements to comply with the applicable legal provisions shall be established.

Sole paragraph. - The Company may establish half-yearly balance-sheets for the payment of dividends or additional payment on shareholders' equity upon deliberation of the Board of Directors.

Art. 54 - Financial charges equivalent to the SELIC rate shall be incremented, from the transfer date through to the date of the capitalization, on funds transfered by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the ~~Corporation~~ Company.

Art. 55 - From the net profit shown in its Annual Balance-Sheet, Petrobras shall assign a minimun 0.5% (five-tenth percent) of the paid-in corporate capital in order to constitute a special reserve to cover the cost of technological research and development programs of the Company.

Sole paragraph - The accrued balance of the reserve provided for in this article must not exceed 5% (five percent) of the paid-in corporate capital.

Art. 56 - After the distribution of the minimum dividend foreseen in article VIII of these By-laws has been determined, the General Meeting may, in compliance with the Company Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Company in virtue of variable remuneration ~~as profit sharing~~ .

Art. 57 - The Board of Executive Officers may authorize the practice of reasonable free acts on behalf of the employees or of the community in which the company participates, including the donation of goods no longer usable, in the light of its social responsibilities as provided for in paragraph 4 of art. 154 of Law nº 6,404 of 1976.

Art. 58 - Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Board shall be resolved according to the rules of the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law nº 6,404 of 1976, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) as well as in all further rules applicable to the operation of the capital market in general, in addition to those contained in the contracts occasionally signed by Petrobras with the stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of the adoption of corporate governance standards established by these entities and of the respective rules on differentiated practices of corporate governance, if such is the case.

Sole paragraph - The deliberations of the Federal Government through voting in the General Meeting, aimed at guiding the business of the Company, as per article 238 of Law nº 6,404 of 1976, shall be deemed as forms of exercising undisposable rights and shall not be subject to the arbitral procedure mentioned in the heading of this article.

Art. 59 - Contractual agreements signed by Petrobras for acquiring goods and services shall be preceded by a simplified bidding procedure as defined in the regulation approved by Decree nº 2,745 of 24 August 1998.

Art. 60 - With the purpose of drawing up its proposals to participate in biddings preceding the assignments dealt with in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements by sending out invitation letters, ensuring prices and commitments concerning the supply of goods and services.

Sole paragraph - The pre-contractual agreements shall contain a plain-right resolution clause to be applicable without penalty or indemnity of any kind in case another bidder is announced as the winner, and shall be submitted subsequently to the appreciation of the external control and fiscalization bodies.

~~Art. 61 - The Federal Government as controlling shareholder of the Corporation, the members of the Board of Directors, of the Audit Board and of the Board of Executive Officers shall:~~

~~I - abstain from negotiating securities in the following time periods:~~

~~a) in the period of one month prior to the closing of the fiscal year until the publication of the announcement placing at the disposal of the shareholders the financial statements of the Corporation or their publication, prevailing whichever occurs first;~~

~~b) in the period between the decision taken by the competent corporate body to increase or to reduce the corporate capital, to distribute dividends or share bonusses or to issue other securities, and the publication of the respective notices or ads.~~

~~II - communicate to the Corporation and to the stock exchange or organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CMV) their periodic security negotiation plans, if they have them, as well as the subsequent alteration or non-implementation of such plans. The communication must inform at least whether the plan is a programmed investment or a de-investment plan, the periodicity and the programmed quantities.~~

Amendment proposal of Petrobras´s By-Law

Below, a table contains each explanation of amendment proposals

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
PETROBRAS BY-LAW	PETROBRAS - PETRÓLEO BRASILEIRO S.A. BY-LAW	Inclusion of Company Name Company Designation
Chapter I - Nature, Headquarters and Object of the Company	Chapter I - Nature, Headquarters and Object of the Company

Art. 1 - Petróleo Brasileiro S.A. - Petrobras is a joint stock corporation controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nº 6,404 of 15

December 1976) and by these Bylaws.

Art. 1 - Petróleo Brasileiro S.A. - Petrobras hereinafter referred to “Petrobras” or “Company” is a joint stock Company controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nº 6,404 of 15

December 1976) and by these Bylaws.

Adequacy of text with inclusion of terms defined as "Petrobras" or "Company", aiming to keep the uniformity of naming.
Sole paragraph: The control of the Federal Government shall be exercised by means of the ownership and possession of at least fifty percent plus one share of the Corporation's voting capital.

Sole paragraph: The control of the Federal Government shall be exercised by means of the ownership and possession of at least fifty percent plus one share of the ~~Corporation’s~~ Company's voting capital.

Adequacy of text that complies with the insertion of term defined as "Company".

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
Chapter II - Capital ownership, Stock and Shareholders	Chapter II - Capital ownership, Stock and Shareholders

Art. 6 - Shares shall be paid-in in accordance with the rules established by the General Meeting or by the Board of Directors, depending upon the body that authorized the capital increase within the authorized limit. In the case of a shareholder's default and irrespective of questioning, the Company may initiate the execution and determine the sale of the shares for that shareholder's account and risk.

Art. 6 - Shares shall be paid-in in accordance with the rules established by the General Meeting ~~or by the Board of Directors, depending upon the body that authorized the capital increase within the authorized limit~~. In the case of a shareholder's default and irrespective of questioning, the Company may initiate the execution and determine the sale of the shares for that shareholder's account and risk.

Adjust the text of article 6th, suppressing the established standards provisions of the Board of Directors about the payment of shares in the event of authorized increase capital, once there is no forecast for "authorized capital" in Petrobras’s By-Law.

Chapter III - Subsidiaries and Affiliates	Chapter III - Fully, Controlled and Associates Subsidiaries

Art. 14 - For the strict performance of activities related to its corporate object, Petrobras may, according to the authority granted by Law nº 9,478 of 1997, set up subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Art. 14 - For the strict performance of activities related to its corporate object, Petrobras may, according to the authority granted by Law nº 9,478 of 1997, set up fully subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Adjust the use of term "subsidiaries" to "fully subsidiaries", "controlled" and "associates" throughout the Petrobras’s By-Law, pursuant to Law

6404/76 and the Civil Code of 2002. Those adjustments shall be reflected on articles 14, 15, 16, 20, 30, 36, 40 and 50 of the Petrobras’s By-Law;

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Art. 15 - In compliance with Law nº 9,478 of 1997, Petrobras and its subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Art. 15 - In compliance with Law nº 9,478 of 1997, Petrobras and its fully, controlled and associates subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Adjust the use of term "subsidiaries" to "fully subsidiaries", "controlled" and "associates" throughout the Petrobras’s By-Law, pursuant to Law

6404/76 and the Civil Code of 2002.

Those adjustments shall be reflected on articles 14, 15, 16, 20, 30, 36, 40 and 50 of the Petrobras’s By-Law;

Art. 16 - Petrobras' rules and governance apply in full to its subsidiaries and controlled companies, and as far as possible, to affiliates as well as to common corporate rules established by Petrobras by means of technical, administrative, accounting, financial and legal guidelines, observed the strategic planning approved by Petrobras' Board of Directors.

Art. 16. The ~~Petrobras’rules and~~ governance rules of Petrobras, as well as to common corporate rules established by Petrobras by means of technical, administrative, accounting, financial and legal guidelines apply in full to its fully subsidiaries and controlled companies, and as far as possible, to affiliates ~~as well as to common corporate rules established by Petrobras by means of technical, administrative, accounting, financial and legal guidelines~~ observed resolutions of each society management and the strategic plan approved by the Board of Directors of Petrobras shall be

Adjust the text of article 16 in order to improve it, aiming to clarify the relation to the governing body’s independency and the assets autonomy of companies from Petrobras System.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
followed.
Chapter IV – Management of the Corporation	Chapter IV – Management of the Company	Adequacy due to naming described on article 1 of Petrobras By-Law.
Section I – Board Members and Officers	Section I – Executive Board Members and Officers	Adequacy regarding new terminology used "Executive Directors", reflected in all Petrobras By-Law.

Art.18- The Board of Directors shall consist of at least five and to up to ten sitting members and their respective alternate members, and the General Shareholder Meeting shall appoint among them the Chairman of the Board, all with a term of office that may not exceed 1 (one) year, with reelection permitted.

Art.18- The Board of Directors shall consist of at least five members to up to ten ~~and their respective elected sitting and alternate~~ members, and the General Meeting of Shareholders shall appoint among them the Chairman of the Board, all with a term of office that may not exceed ~~1(one)~~ 2 (two) years , with reelection permitted.

Change the lead paragraph of article 18 to be in the new management term of Board of Directors, changing from 1 (one) year to 2 (two) years. Exclusion of alternate members of Board of Directors
Paragraph 2 - The Sitting Director’s alternate member takes place in exceptional cases and shall be terminated within 2 (two) years.

~~Paragraph 2º The Sitting Director’s alternate member takes place in exceptional cases and shall be terminated within 2 (two) years.~~

Paragraph 2- The Member of the Board of directors appointed in the form of the caput of this article shall be eligible for re-election at most 2 (two) consecutive times.

Exclusion of alternate members of Board of Directors

Adjust the text of paragraph 2º from Article 18, to deal with the maximum term of members for the Board of Directors, as bets practice for corporate governance.

	Paragraph 3 - For the member of the Board of	Change the article 18 to include the

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
	Directors elected by the employees, the reelection limit shall observe current legislation and regulations.	paragraphs 3rd and 4th, which establish limits for reelection of the Board of Directors, as best practice for corporate governance;
	Paragraph 4 - The Chairman of the Board of Directors and President of the company will not be exercised by the same person.	As best practice for corporate governance, this rule is suggested to be included in this By-law

Art. 19

I- The minority shareholders shall be entitled to the right to elect one sitting Director and its respective substitute member, if a higher number is not assigned to them by the multiple vote process.

Art. 19

I- The minority shareholders shall be entitled to the right to elect one ~~sitting Director and its respective substitute~~ member, if a higher number is not assigned to them by the multiple vote process.

Exclusion of alternate members of Board of Directors

II – The preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove one (1) sitting member of the Board of Directors and its alternate, in a separate vote at the General Meeting, and the rule included in § 4 of art. 8 of Law Nº 10.303, of October 31,2001 shall not apply to the Company.

II – The preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove one (1) ~~sitting~~ member of the Board of Directors ~~and its alternate~~, in a separate vote at the General Meeting~~, and the rule included in § 4 of art. 8 of Law Nº 10.303, of October 31,2001 shall not apply to the Company.~~

Exclusion of art 8º, paragraph 4º of Law 10.303/2001 ( it is not applicable so far)

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

III - Whenever, cumulatively, the Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a Board sitting member and alternate, the Federal Government shall be entitled to the right to elect sitting and alternate directors in a number equal to those elected by the other shareholders and employees, plus one, regardless of the number of Directors established in art. 18 hereof.

III - Whenever, cumulatively, the Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a Board ~~sitting~~ member ~~and alternate~~, the Federal Government shall be entitled to the right to elect ~~sitting and alternate~~ directors in a number equal to those elected by the other shareholders and employees, plus one, regardless of the number of Directors established in art. 18 hereof.

Exclusion of alternate members of Board of Directors

IV- The employees are entitled to the right to appoint one (1) sitting member of the Board of Directors and its alternate in a separate vote, by direct vote of their peers, as provided for in paragraph 1 of article 2 of Law 12.353 of December

28, 2010.

IV- The employees are entitled to the right to appoint one (1) ~~sitting~~ member of the Board of Directors ~~and its alternate~~ in a separate vote, by direct vote of their peers, as provided for in paragraph 1 of article 2 of Law 12.353 of December

28, 2010.

Exclusion of alternate members of Board of Directors
Art. 20- The Board of Executive Officers shall comprise a Chief Executive Officer, chosen from among the members of the by the Board of	Art. 20 - The Board of Executive Officers shall comprise a Chief Executive Officer, chosen ~~from among the members of the~~ by the Board of	Adjust the text of article 20, lead paragraph, to improve the text in the sense of the CEO is chosen by the

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Directors from among the members, and seven six Executive Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 3 (three) years, with re-election permitted, and who may be removed at any moment.

Directors from among the members, and ~~seven~~ six Executive Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 3 (three) years, with re-election permitted, and who may be removed at any moment.

Board of Director amongst its members, and change the number of Executive Directors, from 7 (seven) to 6 (six), as per new management and governance model of Petrobras.

Paragraph 1 - The choice and election of the members of Executive Officers shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organizational Plan.

Paragraph 1 - The choice and election of the members of Executive Officers shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organizational Plan.

Adjust the text of paragraph 1 of article 20 to replace "Directors" by "members of Board of Executive Directors", adapting the new terminology throughout the Board of Directors

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, after justified approval by the Board of Directors, the concurrent exercise of administrative duties in fully, controlled and associates subsidiaries companies of the Company and, excepcionally, on the Board of Directors in other companies shall be permitted at the discretion of the Board of Directors according

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, after justified approval by the Board of Directors, the concurrent exercise of administrative duties in fully, controlled and associates subsidiaries companies of the Company and, excepcionally, on the Board of Directors in other companies ~~shall be permitted at~~

Change the text of paragraph 2 from article 20 to provide that the participation of Board of Executive Directors members of Petrobras on administrative positions of integral, controlled and associate subsidiaries of the Company will depend on the justification and approval by the Board of Directors, as well as predict the possibility of those members

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
to the Good Practices Code as per item VII of art. 29 of these Bylaws .	~~the discretion of the Board of Directors according to the Good Practices Code as per item VII of art. 29 of these Bylaws~~	assume, exceptionally, positions such as Board of Directors on other societies.

Paragraph 3 - The Chief Executive Officer and the Officers shall be entitled annually to 30 (thirty) days vacation, to be granted by the Board of Executive Officers; the payment in double of the compensation concerning the vacation period not enjoyed is prohibited.

~~Paragraph 3 - The Chief Executive Officer and the Officers shall be entitled annually to 30 (thirty) days vacation, to be granted by the Board of Executive Officers; the payment in double of the compensation concerning the vacation period not enjoyed is prohibited.~~

Delete paragraph 3 from article 20 to rearrange the content on disposition for the paragraph 1 from article 27 of Petrobras’ By-Law.

Art. 21 - The installation in an administrative office of the Company must comply with the conditions established by arts. 147 and according rules listed by art 162 of Law nº 6,404, of 1976; likewise nobody who has ancestors, descendants or collateral relatives on the Board of Directors, on the Board of Executive Officers or on the Audit Board may be installed in an office.

Art. 21 - The installation in an administrative office of the Company must comply with the conditions established by art~~s~~. 147 and according rules listed by art 162 of Law nº 6,404, of 1976~~; likewise nobody who has ancestors, descendants or collateral relatives on the Board of Directors, on the Board of Executive Officers or on the Audit Board may be installed in an office.~~

Adjust article 21, transferring the final part of its content for the new paragraph 1 from the same disposition, and adapt the text on paragraph 2, improving, this way, the construction of the rule that elaborate the conditions applied by article 162 of Law 6.404/76 to the administrative positions.

Paragraph 1 - It will be prohibited investiture in management positions of those who possess ascendants, descendants or collateral relatives occupying positions on the Board of Directors, Executive Board or the Company's Fiscal Council Board.

Adjust article 21, transferring the final part of its content for the new paragraph 1 from the same disposition, improving its construction and adapt the text of paragraph 2 regarding the veto to investiture on administrative positions.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Sole Paragraph - In relation to The installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

~~Sole~~ Paragraph 2 - ~~In relation to~~ The installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Adapt the text of paragraph 2

Art. 22 - Members of the Board of Directors and Officers members of Executive Officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers,

respectively.

Art. 22 - Members of the Board of Directors and ~~Officers~~ members of Executive Officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers,

respectively.

Adjust the text of article 22, lead paragraph, to replace "Directors" by "members of Board of Executive Directors", adapting to the new terminology used throughout the Petrobras’ By-Law.

Paragraph 1 - The installation deed must contain under penalty of nullity: i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile as indicated; the latter may only be altered by a written communication to the Company; (ii) his

Paragraph 1 - The installation deed must contain under penalty of nullity: i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile as indicated; the latter may only be altered by a written communication to the Company; (ii) his

Change paragraph 1 from article 22 to provide other hypothesis of declarations to be rendered at the time the administrators take office, which are required by the legal standards, especially by the rules of Brazilian Securities and Exchange Commission (CVM), and by the Company.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

(her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the- counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these Bylaws and other itens according legislation and Company.

(her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the- counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these Bylaws and other itens according legislation and Company.

Art. 24- In case of impediment or temporary absence, the sitting Directors will be replaced by their respective alternates.

Sole paragraph. A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his

Art. 24- ~~In case of impediment or temporary absence, the sitting Directors will be replaced by their respective alternates.~~

~~Sole paragraph.~~ A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his

Exclusion of lead Paragraph of Art. 24, to adequate the exclusion of alternate members of Board of Directors on By-Law. With this exclusion, the sole paragraph will be become as lead paragraph.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
office.	office.

Art. 25 - In case of vacancy in the position of member of Board of Directors sitting or alternate Director, the alternate shall be appointed by the remaining members and shall serve until the next General Assembly, as provided for in art. 150 of Law 6.404 of 1976.

Art. 25 - In case of vacancy in the position of member of Board of Directors ~~sitting or alternate Director~~, the alternate shall be appointed by the remaining members and shall serve until the next General Assembly, as provided for in art. 150 of Law 6.404 of 1976.

Exclusion to adequate the exclusion of alternate members of Board of Directors on By-Law.
Paragraph 3- In the case of item I of Paragraph 2, the alternate Director shall end the management term of the substituted Director.	Paragraph 3- In the case of ~~item I~~ of Paragraph 2, the alternate Director shall end the management term of the substituted Director.

Adjust the text of paragraph 3 from article 25 so the rule upon substitution of Board of Directors elected by the employees abides the disposition of paragraph 3 from article 25, maintaining the consistency of terms of all members of the Board

Paragraph 4- In the case of item II of Paragraph 2, the elected Director shall finish the whole management term set forth in art. 18 of this By- Laws.	~~Paragraph 4- In the case of item II of Paragraph 2, the elected Director shall finish the whole management term set forth in art. 18 of this By- Laws.~~

Exclusion of paragraph 4 from article

25 so the rule upon substitution of Board of Directors elected by the employees abides the disposition of paragraph 3 from article 25, maintaining the consistency of terms of all members of the Board

Art. 26 - The Company will be represented in and	Art. 26 - The Company will be represented in and	Change article 26 to include that the

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
out of court, for at least 2 (two) Officers jointly, who may appoint proxies or representatives.	out of court, individually by the CEO or for at least 2 (two) Executive Officers jointly, who may appoint proxies or representatives.	Company also may be represented, judicially or extra judicially, individually, by its CEO, pursuant the new management and governance model of Petrobras.
Art. 27 - The Chief Executive Officer and the Officers may not be absent from their office for more than 30 (thirty) days without being licensed or authorized by the Board of Directors.

Art. 27 - The Chief Executive Officer and the Executive Officers may not be absent from their office, annually, for more than 30 (thirty) days, consecutives or not, without being licensed or authorized by the Board of Directors.

Adjust the text of lead paragraph from article 27 regarding the limit of absent period of CEO and Executive Directors tenure.

Paragraph 1- The Chairman and the Executive Directors shall be entitled annually to 30 (thirty) days of paid leave, sealed the double payment of remuneration for leave not taken during the previous year.

Change paragraph 1 from article 27 to adopt the terminology "paid leave" of President and Executive Directors, matter discussed previously on paragraph 3 of article 20;
Paragraph 1 - According to item IV of art. 38 it is incumbent upon the Chief Executive Officer to designate from among the Officers his possible substitute.	Paragraph ~~1~~ 2- ~~According to item IV of art. 38~~ it is incumbent upon the Chief Executive Officer to designate from among the Executive Officers his possible substitute.	Renumber and adapt the text, for article 38 was changes and excluded the text previously presented on item IV.
Paragraph 2 - In the event of absence or impediment of any Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of	Paragraph ~~2~~ 3- In the event of absence or impediment of any Executive Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of	Renumbering and Adaptation of text to the new terminology used throughout the Petrobras’ By-Law.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.	Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.

Paragraph 3 - In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer, the former shall take part in all routine activities of the Officer, including attendance at meetings of the Board of Executive Officers, in order to deal with matters of the contact area of the respective Officer, without, however, exercising the voting right.

Paragraph ~~3~~ 4- In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer, the former shall take part in all routine activities of the Executive Officer, including attendance at meetings of the Board of Executive Officers, in order to deal with matters of the contact area of the respective Executive Officer, without, however, exercising the voting right.

Renumbering and Adaptation of text to the new terminology used throughout the Petrobras’ By-Law.

Art.28 - After the end of the management, the former members of the Executive Board, Board of Directors and the Fiscal Council Board are prevented, for a period of six months, counted from the end of the mandate, if more deadlines are not set in the rules, of:

I- accept management position or tax advisor, exercise activities or provide any service to competitors of the company;

II- accept management position or tax advisor, or

Include Article 28, including the paragraphs 1 to 5, to provide the period and hypothesis of further impediments to the tenure of Executive Director, member of Board of Director and member of Fiscal Council.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

establish professional ties with individual or company with which it has maintained official direct and relevant relationship in the six months preceding the expiration of the mandate, if more deadline is not set in the rules; and

III- sponsor, directly or indirectly, interests of individual or company, authority entity of the Federal Public Administration who has had direct and relevant official relationship in the six months preceding the expiration of the mandate, if more deadlines are not fixed in the rules.

Paragraph 1 - Included in the period referred to in the caput of this article, eventually any periods of paid annual leave not taken.

Paragraph 2- During the period of impediment, the former members of the Executive Board, of the Board of Directors and Fiscal Council Board will do justice to compensatory remuneration equivalent only to the monthly fee of the function occupied.

Paragraph 3- Will have no right to compensatory remuneration, the former members of the Executive Board, the Board of Directors and the

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Fiscal Council Board who opt for the return, before the end of the period of impediment, to its previous function or position, effective or superior, who, prior to his inauguration, held on private or public administration.

Paragraph 4- The breach of the prevention of six months implies, besides the loss of compensatory remuneration, the return of value already received and the payment of a fine of 20% (twenty per cent) over the total of the remuneration which would be due in the period, Notwithstanding the provisions to the compensation of damages that eventually already have caused.

Paragraph 5- The beginning of the payment of compensatory remuneration shall be preceded by formal consultation to the Ethics Committee of the Presidency of the Republic pursuant to article 8 of law No. 12,813/2013.

Section II - Board of Directors	Section II - Board of Directors
Art. 28 - The Board of Directors is the highest-level guiding and directing body of Petrobras; it is incumbent upon it:	Art. ~~28~~ 29- The Board of Directors is the highest- level guiding and directing body of Petrobras; it is incumbent upon it:	Numbering adequacy.
III- to fiscalize the Officers' management and to establish their assignments, examining at any	III- to fiscalize the Executive Officers' management and their members and to establish their	Adequacy of text to improve the construction that the Board of

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
moment whatsoever the books and documents of the Company;	assignments, examining at any moment whatsoever the books and documents of the Company;	Directors inspects the Board of Executive Directors management, in the collective decisions, and its members, regarding the individual capacities.

V- to approve every year the amount above which acts, contracts or operations, although up to the competence of the Board of Executive Officers, must be submitted to the approval of the Board of Directors;

V- to approve every year the amount above which acts, contracts or operations, although up to the competence of the Board of Executive Officers and their members, must be submitted to the approval of the Board of Directors;

Adequacy of text, because there are collective competencies of the Board of Executive Directors and individual of its members.
VII- to set up the overall policies of the Corporation, including those concerning the strategic, commercial, financial, investment, environmental and human resources management;	VII- VII - to set up the overall policies of the Company, including those concerning the strategic, commercial, financial, risks, investment, environmental and human resources management;	Include mention to the business risks policy, recently approved by the Company.

VIII- to approve the conveyance of the ownership of assets of the Corporation, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers;

VIII- to approve the conveyance of the ownership of assets of the Company, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers and their members;

Adequacy of text, because there are collective competencies of the Board of Executive Directors and individual of its members.
	X - To approve the plans providing for admission, career, succession, benefits and disciplinary regime	Competency previously fixed to the Board of Executive Directors,

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
	of Petrobras employees;	transferred to the Board of Directors.
Art. 29- It is incumbent exclusively upon the Board of Directors to deliberate about the following matters:	Art. ~~29~~ 30 - It is incumbent, even, ~~exclusively~~ upon the Board of Directors to deliberate about the following matters:	Renumbering and text adequacy.

I - the Basic Organizational Plan and its amendments as well as the assignment to the Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to;

I - the Basic Organizational Plan and its amendments as well as the assignment to the members of Executive Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to;

Adjustment in text.
II - approval of the appointment and dismissal of Executive Managers, proposed by Executive Officers, according listed criterias of Board of Directors;

Reflects new governance structure of the Company administration, with indication and destitution of Executive Managers, proposed by the Board of Executive Directors and approved by the Board of Directors.

II- authority to acquire shares issued by the Company to remain in treasury or canceling, as well as subsequent disposal of such shares, in compliance with the legal, regulatory and statutory provisions;

~~II~~ III- authority to acquire shares issued by the Company to remain in treasury or canceling, as well as subsequent disposal of such shares, except in cases of competence of general shareholders meeting, in compliance with the legal, regulatory and statutory provisions;

Text adequacy to legal provision Instruction CVM nr 567/2015.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

III- approval of the exchange of securities issued by the Company	~~III~~ IV- approval of the exchange of securities issued by the Company	Numbering adjustment.
IV- election and removal of the members of the Board of Executive Officers;	~~IV~~ V- election and removal of the members of the Board of Executive Officers;	Numbering adjustment.
V- the setting up of subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies;

~~V~~ VI- the setting up of fully subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies;

Adjustment in numbering and in the use of the term "subsidiaries" to "fully subsidiaries", pursuant to Law 6.404/76 and the Civil Code of 2002.
VI- to call a Shareholders' General Meeting in the cases provided for in the law, and the publishing of the respective notice at least 15 (fifteen) days in advance;	~~VI~~ VII- to call a Shareholders' General Meeting in the cases provided for in the law, and the publishing of the respective notice at least 15 (fifteen) days in advance;	Numbering adjustment.
VII- approval of a Code of Good Practices and of its in-house regulation;	~~VII~~ VIII- approval of a Code of Good Practices and of the in-house regulation of Board of Directors;	Numbering adjustment and text adequacy.
VIII- approval of the Corporate Governance Guidelines of Petrobras;	~~VIII~~ IX- approval of the Corporate Governance Policies Guidelines of Petrobras;	Numbering adjustment and text adequacy.
IX- choice and removal of independent auditors, who will not be allowed to render consultancy services to the Company during the effectiveness of the contract;	~~IX~~ X- choice and removal of independent auditors, who will not be allowed to render consultancy services to the Company during the effectiveness of the contract;	Numbering adjustment.
X- the report of the management and the accounts of the Board of Executive Officers;	~~X~~ XI- the report of the management and the accounts of the Board of Executive Officers;	Numbering adjustment.
XI- the choice of the members of the Board	~~XI~~ XII- the choice of the members of the Board	Numbering adjustment.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Committees from among its members and / or among people of proven experience and expertise in the market, according to the respective Committee specialty, and approval of the assignments and operational rules of the Committees;

Committees from among its members and / or among people of proven experience and expertise in the market, according to the respective Committee specialty, and approval of the assignments and operational rules of the Committees;

XII- matters which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation.	~~XII~~ XIII- matters which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation.	Numbering adjustment.

XIV- approves criteria of integrity and compliance, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Board and the appointment of executive officers;

XV- the omissions in this By Law.

To adequate integrity and compliance guidelines To explicitly regulate the residual competency of the Board of Directors, avoiding dubiety regarding the cases not provided on the Petrobras’ By-Law.
Sole Paragraph III- The composition and operating rules of Committees shall be regulated in statute to be approved by the Board of Directors.	Sole Paragraph III- The composition and operating rules of Committees shall be regulated in statutes to be approved by the Board of Directors.	Adapt the text to the number of Committees.
Art. 30- The Board of Directors may order inspections, audits or rendering of accounts of the Company, including the hiring of specialists,	Art. ~~30~~ 31- The Board of Directors may order inspections, audits or rendering of accounts of the Company, including the hiring of specialists,	Numbering adjustment.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
experts or external auditors, in order to inform more about the matters submitted to its deliberation.	experts or external auditors, in order to inform more about the matters submitted to its deliberation.

Art. 31- The Board of Directors shall meet with the attendance of the majority of its members, upon being called by its Chairman or by the majority of its members, in a regular meeting at least every 30 (thirty) days and in a special meeting whenever necessary.

Art. ~~31~~ 32- The Board of Directors shall meet with the attendance of the majority of its members, upon being called by its Chairman or by the majority of its members, in a regular meeting at least every 30 (thirty) days and in a special meeting whenever necessary.

Numbering adjustment.

Paragraph 1 - If required, the members of the Board of Directors may participate in a meeting by telephone, video-conference or other communication means capable of ensuring an effective participation and the authenticity of the respective vote. In such event the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

Paragraph 1 - If required, the members of the Board of Directors may participate in a meeting by telephone, ~~video-conference~~ videoconference or other communication means capable of ensuring an effective participation and the authenticity of the respective vote. In such event the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

Adjustment in text.

Paragraph 3 - The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call Officers of the Corporation to attend the meetings and to render clarifications or information in respect of the subjects being considered.

Paragraph 3 - The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call members of Board of Directors of the Company to attend the meetings and to render clarifications or information in

Adjustment in text.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
respect of the subjects being considered.
Section III - Board of Executive Officers	Section III - Board of Executive Officers

Art. 32- The management of the business of the Corporation is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

Art. ~~32~~ 33- The management of the business of the Company and their members is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

Numbering adjustment of article and text adequacy.
Art. 33- It is incumbent upon the Board of Executive Officers:	Art.~~33~~ 34- It is incumbent upon the Board of Executive Officers:	Numbering adjustment.
I- to work out and to submit to the approval of the Board of Directors:	I- ~~to work out~~ to evaluate and to submit to the approval of the Board of Directors:	Adjustment in text.
d) the assessment of the result of the performance of the activities of the Company;	d) ~~the assessment of~~ the result of the performance of the activities of the Company;	Text adjustment due to change on subparagraph I.
	e) appointment of Executive Managers , according criterias established by the Board of Directors;	Adapt the new competency of the Board of Executive Directors, pursuant to the guidelines coming from the Board of Directors.
	f) admission plans, career, succession, benefits and disciplinary regime of Petrobras employees;	Adapt the new competency of the Board of Executive Directors, of the Board of Directors.
II- to approve:	II- to approve:
g) the yearly insurance plan of the Corporation;	~~g) the yearly insurance plan of the Corporation;~~	Competency transferred to the CFO and IRO(Article 36, paragraph 5).

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

h) the basic structure of the bodies of the Corporation and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

~~h~~ g) h) the basic structure of the bodies of the Corporation and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

Numbering adjustment.
i) plans providing for the admission, career, access, benefits and disciplinary regime of the employees of Petrobras;	~~i) plans providing for the admission, career, access, benefits and disciplinary regime of the employees of Petrobras;~~	Competency transferred to the Board of Directors (Article. 29, subparagraph X).
j) the assignment of the staff of the bodies of the Corporation;	~~j) the assignment of the staff of the bodies of the Corporation;~~	Competency transferred to the Director of Human Resources, HSE and Services (Article 36, paragraph 6).
k) the designation of the incumbents of the High-Level Management of the Corporation;	~~k) the designation of the incumbents of the High-Level Management of the Corporation;~~	Provision replaced by article 34, I, e.
l) the annual business plans;	l h) the annual business plans;	Numbering adjustment.
i) the creation and extinction of non-statutory committees, linked to the Executive Board or their members, approving their respectives operating rules, powers and limits of competence to act;

Inclusion of provision to create and exclude of Non-Statutory Committees connected to the Board of Executive Directors Items provided to comprise according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

j) approval of the amount above which acts, contracts or transactions, although the jurisdiction of CEO or the Executive Officers, shall be submitted for approval by the Executive Board, respecting the scope defined by the Board of

Directors;

Inclusion to provision transferred to individual competency of CEO and Executive Directors, according to the new management and governance model of Petrobras
III- to follow up and control the activities of the subsidiaries and companies in which Petrobras participates, or with which it is associated;	~~III- to follow up and control the activities of the subsidiaries and companies in which Petrobras participates, or with which it is associated;~~	Provision transferred to individual competency of CEO and Executive Directors (Article 36, paragraph 8).

III - ensure the implementation of the Strategic Plan and multi-year plans and annual programs of expenditures and investments of the Company with respective projects, within the approved budget limits

Inclusion predicted to Items provided to comprise the new management and governance model do Petrobras.

Art. 34 - The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Officers.

Art. ~~34~~ 35 - The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Executive Officers.

Adjustment in article numbering and adaptation in text to the new terminology used throughout the Petrobras’ By-Law.
Sole Paragraph. Matters submitted to the appreciation of the Board of Executive Officers	~~Sole Paragraph. Matters submitted to the appreciation of the Board of Executive Officers~~	Reflect the creation of Statutory Technical Committees to assist

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
must be accompanied by the statements of the technical area, a legal opinion whenever necessary for examining the matter.

~~must be accompanied by the statements of the technical area, a legal opinion whenever necessary for examining the matter.~~

Sole paragraph . The members of the Executive Board will have 6 (six) Statutory Advisory, Technical Committees composed of Executive Managers, with specific tasks of analysis and recommendation on certain matters, subject to the provisions of article 160 of the law 6,404/76: Statutory Technical Committee for Development of Production and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Committee Financial and Investor Relations; Statutory Human Resources Technical Committee, HSE services and Statutory Technical Committee of Governance, Risk and Compliance.

I- The advices of the statutory technical committees do not bind the members of the Executive Board, but will be a necessary condition for the examination and deliberation of the jurisdiction of the Executive Director.

members of Board of Executive Directors, incising the rule provided on article 160 of Corporate Law (“LSA”).

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
II- The composition, functioning and rules of Statutory technical committees assignments will be disciplined in internal regulations to be approved by the Board of Directors.

Art 35- In addition to the original collegiate decision-making competence provided for in article 33 of this Statute, the Board of Executive Directors may deliberate on the acts of business management of individual responsibility of each of the Directors within the contact areas laid down by the Board of Directors in basic plan of organization. It is the responsibility of the Directors:

Transferred competency to the individual competency of CEO and Executive Directors (Art 36, parag 8).

I- to give instructions to the representatives of the Corporation at the General Meeting of its subsidiaries, controlled and affiliated companies in accordance with the guidelines established by the

Board of Directors;

~~I- to give instructions to the representatives of the Corporation at the General Meeting of its subsidiaries, controlled and affiliated companies in accordance with the guidelines established by the~~

~~Board of Directors;~~

Transferred competency to the individual competency of CEO and Executive Directors (Art 36, parag 8).
II- to hire and fire employees and to formalize assignments to managerial duties and functions approved by the Board of Executive Officers;	~~II- to hire and fire employees and to formalize assignments to managerial duties and functions approved by the Board of Executive Officers;~~	Transferred competency to the individual competency of CEO and Executive Directors (Art 36, parag 8).
III- to designate corporate employees for missions abroad;	~~III- to designate corporate employees for missions abroad;~~	Transferred competency to the individual competency of CEO and Executive Directors (Art 36, parag 8).

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
IV- to sign deeds, contracts and agreements as well as to manage the funds of the Corporation, always jointly with another Officer.	~~IV- to sign deeds, contracts and agreements as well as to manage the funds of the Corporation, always jointly with another Officer.~~	Transferred competency to the individual competency of CEO and Executive Directors (Art 36, parag 8).
	Art 36 – Compete, individually:	Change in text of article 36 and paragraphs to provide the individual competencies of CEO and Executive Directors, according to the new management and governance model of Petrobras.

Paragraph 1 - The President (Chief Executive Officer):

I - to elaborate and submit for approval by the Executive Board, the technical-economic assessment criteria for investment projects, with the respective plans of delegation of responsibility to their executions and deployments;

II- convene, preside over and coordinate the work of the meetings of the Executive Board;

III- to propose to the Board of Directors the appointment of Executive Directors;

Competency transferred to Article 38, and inclusion of V and VI, and inclusion of new individual competencies CEO, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

IV- provide information to the Minister of State to which the company is bound, and the control bodies of the Federal Government, as well as the Court of Auditors and to the National Congress;

V- approve the rules and procedures for performance of the activities of the units under its direct responsibility, as defined in the basic plan of the Company;

VI – ensure the mobilization of resources to cope with the situations of severe risk to health, safety and environment;

VII- exercise other powers assigned to it by the Board of Directors.

Paragraph 2 - The Director of Production Development & Technology:

I- ensure the development of projects and production units of E&P, refining, Natural gas and energy;

II- ensure the interests of the company before regulators related to its area of operation;

Inclusion of individual competency for members of Board of Executive Directors, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

III- manage and develop construction projects, maintenance and abandonment of wells, installation of subsea systems, surface maritime production, industrial facilities and onshore pipelines, among others;

IV- develop and provide technological solutions that enable the strategic plan of the company;

V- exercise other powers assigned to it by the Board of Directors.

Paragraph 3 - The Exploration & Production Director:

I- coordinate the asset optimization projects in shallow water, Deepwater, Ultra-deep Waters and those under production-sharing arrangements;

II- manage the portfolio and exploration assets, as well as implement the deployment of corporate strategy, operational planning and an operational performance evaluation;

III- approve and manage partnerships and

Inclusion of individual competency for members of Board of Executive Directors, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

participation in exploration blocks;

IV- ensure the interests of the company before regulators related to its area of operation;

V- manage logistics services to support the operations and investments of the company related to its area of operation;

VI – define the strategy and guidelines for decommissioning, maintenance of wells and subsea systems.

VII- exercise other powers assigned to it by the Board of Directors.

Paragraph 4 -The Director of Refining and Natural gas:

I- manage industrial operations, logistics and marketing of petroleum products, natural gas, electric energy and nitrogen fertilizers;

II- coordinate the implementation of the unfolding of the corporate strategy, portfolio definitions, operational planning and operational performance

Inclusion of individual competency for members of Board of Executive Directors, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

evaluation;

III- approve and manage partnerships related to its area of operation;

IV- ensure the interests of the company before regulators related to their area of expertise;

V- manage the supply of petroleum products, natural gas, electric energy and nitrogen fertilizers;

VI- exercise other powers assigned to it by the Board of Directors.

Paragraph 5 - The Chief Financial Officer and Investor Relations:

I- provide the financial resources necessary for the operation of the company, conducting the processes of contracting of loans and financing, as well as the related services;

II- move the monetary resources of the company, always in conjunction with another Executive Director;

Inclusion of individual competency for members of Board of Executive Directors, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

III- responsibility for the provision of information to the investors, the Securities and Exchange Commission-CVM and stock exchanges or over- the-counter markets, national and international, as well as the corresponding regulation and inspection entities, and to keep updated the records of the company in these institutions;

IV - approve the annual plan of the insurance company;

V- monitor and report to the Executive Board the economic-financial performance of investment projects, according to targets and results approved by the Board of Executive Directors and by the Board of Directors;

VI – account for, and monitor and report to the Executive Board the company's economic-financial transactions, including its wholly-owned and other subsidiaries;

VII- promote the financial management of the Company and monitor the financial management of its subsidiaries and affiliated companies and the

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

consortia;

VIII – coordinate the procurement and sale of equity interests held by the company, subject to the provisions of the legislation and regulations;

IX- exercise other powers assigned to it by the Board of Directors.

Paragraph 6 - The Director of Human Resources, and HSE services:

I - to propose to the Executive Board plans to have about admission, career succession, advantages and disciplinary regime of Petrobras employees;

II - approve the staffing capacity of the company’s departments;

III - Guide and promote the implementation of the policies and guidelines of the company's human resources;

IV - propose, deploy and maintain the telecommunications and computer systems of the company;

Inclusion of individual competency for members of Board of Executive Directors, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

V - provide the company and shared infrastructure services and administrative support;

VI - coordinate the planning process and contracting of goods and services and of acquisition and disposal of materials and properties;

VII - Guide and promote the implementation of policies, guidelines and standards for health, safety and environment and (HSE);

VIII - propose and guide the Company's social responsibility activities;

IX - exercise other powers assigned to it by the Board of Directors.

	Paragraph 7 -The Director of Governance, Risk and Compliance: I - Guide and promote the application of standards, guidelines and procedures of governance, risk and compliance;	Inclusion of individual competency for members of Board of Executive Directors, according to the new management and governance model of Petrobras.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

II - coordinate the integrated view of corporate risk, reporting to the Board of Directors the main risks ' effects on Petrobras ' results;

III - to guide and promote the implementation of risk management policies in accordance with the legislation;

IV - coordinate compliance management and internal controls, including aspects of fraud and corruption.

V - follow developments relating to the channel of complaints and ensure the identified violations and report its results to the Executive Board and the Board of Directors.

VI - exercise other powers assigned to it by the Board of Directors.

	Paragraph 8 - To the President (CEO) and Executive Director, one of the areas of contact described in basic plan of organization:	Paragraph proposed to replace Article 35 of the Previous Petrobras’ By-Law.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

I - implement the strategy and budget approved by the Board of Directors;

II - admitting and dismissing employees and formalize the appointments to managerial positions and functions;

III - designate employees to missions abroad;

IV - monitor, control and report to the Executive Board the technical and operational activities of the wholly-owned subsidiaries and companies in which Petrobras participates or which it is affiliated;

V - appoint and instruct the representatives in the General Meetings of the company's subsidiaries and affiliated companies, in accordance with the guidelines laid down by the Board of Directors, as well as with applicable corporate guidelines;

VI - manage, supervise and assess performance of the activities of the units under its direct responsibility, as defined in the basic plan of the Organization, as well as acts related to such

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
management activities, and can secure value limits for delegation of the practice of such acts.
Art. 36- The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.	Art. ~~36~~ 37- The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.	Numbering change as result of changes proposed on the Petrobras’ By-Law.

Art. 37- The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of its meetings and shall render the information allowing the evaluation of the performance of the activities of the Company.

Art. ~~37~~ 38- The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of its meetings and shall render the information allowing the evaluation of the performance of the activities of the Company.

Numbering adjustment.
	Sole Paragraph. Members of Executive Board will send to Board of Directors report with acts acts performed in the exercise of their individual skills	Inclusion of this rule to contemplate the new management and governance model of Petrobras.
Section IV - The Chief Executive Officer	~~Section IV - The Chief Executive Officer~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.
Art. 38- The heading and coordination of the activities of the Board of Executive Officers is incumbent upon the Chief Executive Officer, namely:	~~Art. 38- The heading and coordination of the activities of the Board of Executive Officers is incumbent upon the Chief Executive Officer, namely:~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
I- to call and to chair the meetings of the Board of Executive Officers;	~~I- to call and to chair the meetings of the Board of Executive Officers;~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.
II- to propose to the Board of Directors the distribution among the Officers of the contact areas defined in the Basic Organizational Plan;	~~II- to propose to the Board of Directors the distribution among the Officers of the contact areas defined in the Basic Organizational Plan;~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.
III- to propose to the Board of Directors the names of the Officers of the Corporation;	~~III- to propose to the Board of Directors the names of the Officers of the Corporation;~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.
IV- to designate from among the Officers his occasional substitute in his absences and impediments;	~~IV- to designate from among the Officers his occasional substitute in his absences and impediments;~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.
V- to follow up and to supervise, by means of coordinating the activities of the Officers, the activities of all of the bodies of the Corporation;	~~V- to follow up and to supervise, by means of coordinating the activities of the Officers, the activities of all of the bodies of the Corporation;~~	Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.

VI- to designate the representatives of the Corporation at the General Meetings of its subsidiaries, controlled and affiliated companies in accordance with the guidelines set forth by the

Board of Directors;

~~VI- to designate the representatives of the Corporation at the General Meetings of its subsidiaries, controlled and affiliated companies in accordance with the guidelines set forth by the~~

~~Board of Directors;~~

Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

VII- to render information to the State Minister to whom the Corporation is related to and to the control bodies of the Federal Government, as well as to the Federal Audit Court and to the National

Congress.

~~VII- to render information to the State Minister to whom the Corporation is related to and to the control bodies of the Federal Government, as well as to the Federal Audit Court and to the National~~

~~Congress.~~

Exclusion of current article 38, due to the competency matters of the CEO have been transferred to the new article 36, paragraph 1.
ChapterV-TheGeneralMeeting	Chapter V -The General Meeting
Art. 40- II- the increase of the limit of the authorized capital;	Art. 40- II – changes of capital ownership ~~the increase of the limit of the authorized capital;~~	Text simplification, once there is not provision of authorized capital in the Petrobras’ By-Law.
Art. 40- III- increase of capital stock; as per paragraph 1 and 2 of art. 4 of these Bylaws;	Art. 40- ~~III – increase of capital stock; as per paragraph 1 and 2 of art. 4 of these Bylaws;~~	Text simplification, once the capital modification includes joint stock increase.
Art. 40- IV- the evaluation of the goods with which the shareholder may contribute to the increase of the capital stock;	Art. 40- ~~IV~~ III- the evaluation of the goods with which the shareholder may contribute to the increase of the capital stock;	Numbering adjustment.
Art. 40- V- the reduction of the capital ownership;	Art. 40- ~~V - the reduction of the capital ownership;~~	Text simplification, once the capital modification includes joint stock reduction.
Art. 40- VI- The issuance of debentures convertible into shares or their sale when in the treasury;	Art. 40- ~~VI~~ IV - The issuance of debentures convertible into shares or their sale when in the treasury;	Numbering adjustment.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
Art. 40- VII- the incorporation of the Company into another company, its dissolution, transformation, split, merger;	Art. 40- ~~VII~~ V - the incorporation of the Company into another company, its dissolution, transformation, split, merger;	Numbering adjustment.
Art. 40- VIII- the participation of the Company in a group of companies;	Art. 40- ~~VIII~~ VI- the participation of the Company in a group of companies;	Numbering adjustment.
Art. 40- IX- the disposal of the control of the capital stock of subsidiaries of the Company;	Art. 40- ~~IX~~ VII- the disposal of the control of the capital stock of fully subsidiaries of the Company;	Adequacy on general, for the Law 6.404/76 and the Civil Code provide the existence of fully, controlled and associate subsidiaries.
Art. 40- X- the removal of the members of the Board of Directors;	Art. 40- ~~X~~ VIII- the removal of the members of the Board of Directors;	Numbering adjustment.
Art. 40- XI- the disposal of debentures convertible into shares that belong to the Corporation and are issued by its subsidiaries;	Art. 40- ~~XI~~ IX- the disposal of debentures convertible into shares that belong to the Corporation and are issued by its subsidiaries;	Numbering adjustment.
Art. 40- XII - the establishment of the compensation of the managers;	Art. 40- ~~XII - the establishment of the compensation of the managers;~~

Adjustment on subparagraph numbering. Besides, it is important to highlight that the subparagraph, excluded so it allow that the remuneration of administrators be fixed on General Assembly, as per text of Article 41.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
Art. 40- XIII- the cancelling of the registry as a publicly held Company;	Art. 40- ~~XIII~~ X- the cancelling of the registry as a publicly held Company;	Numbering adjustment.

Art. 40-

XIV- the choice of a specialized company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities;

Art. 40-

~~XIV~~ XI- the choice of a specialized company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities;

Numbering adjustment.
Art. 40- XV- waiver of the right to subscribe shares or debentures convertible into shares of subsidiaries, controlled or affiliated companies.	Art. 40- ~~XV~~ XII - waiver of the right to subscribe shares or debentures convertible into shares of fully subsidiaries, controlled or affiliated companies.	Adequacy on general, for the Law 6.404/76 and the Civil Code provide the existence of fully, controlled and associate subsidiaries.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Art. 41-

Sole paragraph - The alternate of the Board of Directors may participate as guests in all meetings of the Board regardless of the attendance of the sitting members, and they shall be entitled to a fixed monthly fee, as established by the Board, subject to the amount fixed by the General Meeting.

~~Art. 41-~~

~~Sole paragraph - The alternate of the Board of Directors may participate as guests in all meetings of the Board regardless of the attendance of the sitting members, and they shall be entitled to a fixed monthly fee, as established by the Board, subject to the amount fixed by the General Meeting.~~

Text exclusion to adequate the exclusion of alternate members of Board of Directors
Chapter VI - The Audit Board	Chapter VI - The Audit Board
Art 46 - VI- to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Officers;	Art 46 - VI- to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Executive Officers;	Adaptation of text to the new terminology used throughout the Petrobras’ By-Law.
Chapter VII - Employees of the Company	Chapter VII - Employees of the Company

Art. 49-

Paragraph 1 - The duties referred to in the heading of this article may, exceptionally and at the discretion of the Board of Executive Officers, be assigned to technicians or experts alien to the permanent staff of the Corporation.

Art. 49-

Paragraph 1 - The duties referred to in the heading of this article may, linked to Board of Directors, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or experts who are not part of the Company's permanent staff, by means of contracts signed direct appointment or discharge.

Adjustment on general, to allow to technicians or experts who are not part of the Company's permanent staff, the duties of Senior Management linked to Board of Directors.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION

Paragraph 2 - The functions referred to in the lead paragraph of this article, linked to the Executive Board or its members may, upon proposal and justification of the Executive Board and approval by the Board of Directors, exceptionally, be assigned to technicians or experts who are not part of the permanent staff of the company, by means of free appointment and dismissal.

Adjustment on general, to allow to technicians or experts who are not part of the Company's permanent staff, the duties of Senior Management linked to Board of Directors.

Paragraph 2 - The managerial duties that shall constitute the organizational structure of the Company at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Paragraph ~~2~~ 3 - The managerial duties that shall constitute the organizational structure of the Company at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Numbering adjustment.

Art. 50 - Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made, whenever possible, with reimbursement of the costs involved.

Art. 50 - Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its fully subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made, whenever possible, with reimbursement of the costs involved.

Adequacy on general, for the Law 6.404/76 and the Civil Code provide the existence of fully, controlled and associate subsidiaries.
Art. 54 - Financial charges equivalent to the SELIC rate shall be incremented, from the transfer date through to the date of the capitalization, on funds	Art. 54 - Financial charges equivalent to the SELIC rate shall be incremented, from the transfer date through to the date of the capitalization, on funds	Adjustment in text.

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
transfered by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the Corporation.	transfered by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the ~~Corporation~~ Company.
Chapter VIII - General Dispositions	Chapter VIII - General Dispositions

Art. 56- After the distribution of the minimum dividend foreseen in article VIII of these By-laws has been determined, the General Meeting may, in compliance with the Company Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Company as profit sharing .

Art. 56 - After the distribution of the minimum dividend foreseen in article VIII of these By-laws has been determined, the General Meeting may, in compliance with the Company Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Company in virtue of variable remuneration ~~as~~

~~profit sharing~~ .

Adjust text on article 56 to replace the expression "as profit sharing" for "in virtue of variable compensation".
Art. 61 - The Federal Government as controlling shareholder of the Corporation, the members of the Board of Directors, of the Audit Board and of the Board of Executive Officers shall:	~~Art. 61 - The Federal Government as controlling shareholder of the Corporation, the members of the Board of Directors, of the Audit Board and of the Board of Executive Officers shall:~~	Adapt text established in current Instruction CVM 358/2002, which revoked Instruction CVM 31/1984. The Company restrictions are provided in the Securities Negotiation Policy of Petrobras.
I - abstain from negotiating securities in the following time periods:	~~I - abstain from negotiating securities in the following time periods:~~	Adapt text established in current Instruction CVM 358/2002, which revoked Instruction CVM 31/1984. The Company restrictions are

CURRENT BY-LAW	AMENDMENT PROPOSAL	JUSTIFICATION
provided in the Securities Negotiation Policy of Petrobras.

a) in the period of one month prior to the closing of the fiscal year until the publication of the announcement placing at the disposal of the shareholders the financial statements of the Corporation or their publication, prevailing whichever occurs first;

~~a) in the period of one month prior to the closing of the fiscal year until the publication of the announcement placing at the disposal of the shareholders the financial statements of the Corporation or their publication, prevailing whichever occurs first;~~

Adapt text established in current Instruction CVM 358/2002, which revoked Instruction CVM 31/1984. The Company restrictions are provided in the Securities Negotiation Policy of Petrobras.

b) in the period between the decision taken by the competent corporate body to increase or to reduce the corporate capital, to distribute dividends or share bonusses or to issue other securities, and the publication of the respective notices or ads.

~~b) in the period between the decision taken by the competent corporate body to increase or to reduce the corporate capital, to distribute dividends or share bonusses or to issue other securities, and the publication of the respective notices or ads.~~

Adapt text established in current Instruction CVM 358/2002, which revoked Instruction CVM 31/1984. The Company restrictions are provided in the Securities Negotiation Policy of Petrobras.

II - communicate to the Corporation and to the stock exchange or organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CMV) their periodic security negotiation plans, if they have them, as well as the subsequent alteration or non-implementation of such plans. The communication must inform at least whether the plan is a programmed investment or a de-investment plan, the periodicity and the programmed quantities.

~~II - communicate to the Corporation and to the stock exchange or organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CMV) their periodic security negotiation plans, if they have them, as well as the subsequent alteration or non-implementation of such plans. The communication must inform at least whether the plan is a programmed investment or a de-investment plan, the periodicity and the programmed quantities.~~

Adapt text established in current Instruction CVM 358/2002, which revoked Instruction CVM 31/1984. The Company restrictions are provided in the Securities Negotiation Policy of Petrobras.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

CONSOLIDATION OF PETROBRAS’S BY-LAW TO REFLECT THE

AMENDMENTS ADOPTED

If the proposed amendments in section I of the agenda are approved by the Shareholders General Meeting, the approval of the consolidation of Petrobras´s ByLaw to reflect the approved amendments shall be further submitted to the Meeting.

Attached: copy of Petrobras´s By-Law with the amendments proposed in item I of the Notice.

PETROBRAS - PETRÓLEO BRASILEIRO S.A. BY-LAW

Chapter I

Nature, Headquarters and Object of the Company

Art 1 - Petróleo Brasileiro S.A. - Petrobras hereinafter referred to “Petrobras” or “Company” is a joint stock Company controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nº 6,404 of 15 December 1976) and by these Bylaws.

Sole paragraph: The control of the Federal Government shall be exercised by means of the ownership and possession of at least fifty percent plus one share of the Company's voting capital.

Art 2 - Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, either in the country or abroad, branch-offices, agencies, sub-branches and offices.

Art 3 - The Company has as its object the research, mining, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities; it may promote the research, development, production, transport, distribution and marketing of all forms of energy, as well as other related activities or alike ones.

Paragraph 1 - Economic activities related to the corporate object shall be developed by the Company on a free competition basis with other companies according to market conditions, due consideration given to further principles and guidelines of Law nº 9,478 of 6 August 1997 and of Law nº 10,438 of 26 April 2002.

Paragraph 2 - Petrobras may, directly or through its subsidiaries, either associated or not with third parties, perform in the Country or away from the domestic territory any of the activities within its corporate object.

Chapter II

Capital ownership, Stock and Shareholders

Art 4 - The capital stock is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Paragraph 1 - Increases in capital via share issuing shall be submitted in advance for the deliberation of the General Meeting.

Paragraph 2 - By deliberation of the Board of Directors the Company may acquire its own shares to keep them in the treasury, for cancelling or subsequent disposal, up to the amount of the balance of profits and available reserves, except the legal reserve, without decrease of the capital ownership, in compliance with the prevailing legislation.

Paragraph 3 - The capital ownership may be increased by means of the issuance of preferred shares, without following any proportion in respect of the common shares, in compliance with the legal limit of two-thirds of the capital ownership as well as complying with the preemptive right of all the shareholders.

Art 5 - The shares of the Company shall be common shares, entitled to vote whereas preferred shares, the latter, always without vote entitlement.

Paragraph 1 - Preferred shares shall not be convertible to common shares, or vice-versa.

Paragraph 2 - Preferred shares shall have priority in case of capital reimbursement and in the distribution of the 5% (five percent) minimum dividend, calculated on the part of the capital represented by such kind of shares, or 3%(three percent) of the net value of the share, always with the greater prevailing, with a participation equal to the common shares in capital ownership increases deriving from the incorporation of reserves and profits.

Paragraph 3 - Preferred shares shall participate non-cumulatively on equal conditions with the common shares in the distribution of dividends whenever the latter are greater than the minimum percentage as guaranteed to them in the preceding paragraph.

Art 6 - Shares shall be paid-in in accordance with the rules established by the General Meeting. In the case of a shareholder's default and irrespective of questioning, the Company may initiate the execution and determine the sale of the shares for that shareholder's account and risk.

Art 7 - The shares of the Company, all of them book entry shares, shall be kept in the name of their holders, in a deposit account of a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) without the issuance of certificates.

Art 8 - Shareholders shall be entitled to dividends in every fiscal year and/or additional payment on shareholders' equity, which must not be less than 25% (twenty-five percent) of the net profit adjusted according to the Joint Stock Company Law, and divided pro-rata by the shares into which the capital of the Company is divided.

Art 9 - Except for the deliberation by the General Meeting, the Company shall make the payment of the dividends and of the additional payment on shareholders' equity within a 60 (sixty) days deadline as of the date they are announced and, in any case, within the corresponding fiscal year in compliance with the pertinent legal rules.

Sole paragraph - Upon deliberation by the Board of Directors the Company may advance amounts to its shareholders as dividends or additional payment on shareholders' equity, and adjusted by the SELIC rate as of the date of the actual payment until the closing of the respective fiscal year in the manner foreseen in article 204 of Law nº6,404, of 1976.

Art 10 - Dividends not claimed within 3 (three) years as of the date they were placed at the shareholders' disposal shall prescribe in behalf of the Company.

Art 11 - The amounts of the dividends and interests, as compensation on shareholders' equity, due to the National Treasury and to the other shareholders, shall be subject to financial charges equivalent to the SELIC rate as of the closing of the fiscal year until the actual collection or payment, without detriment to the incidence of interests on arrears, when such collection does not take place on the date set by the General Meeting.

Art 12 - In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entities, either Brazilians or foreigners, either residents or not in the country, may be shareholders.

Art 13 - The shareholder may be represented at the General Meetings in the manner foreseen in Art. 126 of Law nº 6,404, of 1976, either presenting at that moment or by depositing previously the voucher issued by the depository financial institution together with the identity document or a power-of-attorney with special powers.

Paragraph 1 - The representation of the Federal Government at the General Meetings of the Company shall be in accordance with the specific federal legislation.

Paragraph 2 - At the Shareholders' General Meeting that deliberates about the election of the members of the Board of Directors, the entitlement to vote of the shareholders who are holders of preferred shares is conditional upon compliance with the condition established in paragraph 6 of art. 141 of Law nº 6,404, of 1976, of proven uninterrupted ownership of the stock participation during a period of, at least, 3 (three) months immediately prior to the holding of the General Meeting.

Chapter III

Fully, Controlled and Associates Subsidiaries

Art 14 - For the strict performance of activities related to its corporate object, Petrobras may, according to the authority granted by Law nº 9,478 of 1997, set up fully subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Art 15 - In compliance with Law nº 9,478 of 1997, Petrobras and its subsidiaries fully, controlled and associates subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Art 16 The governance rules of Petrobras, as well as to common corporate rules established by Petrobras by means of technical, administrative, accounting, financial and legal guidelines apply in full to its fully subsidiaries and controlled companies, and as far as possible, to affiliates observed resolutions of each society management and the strategic plan approved by the Board of Directors of Petrobras shall be followed.

Chapter IV

Management of the Company

Section I – Executive Board Members and Officers

Art 17 - Petrobras shall be managed by a Board of Directors with deliberative functions, and a Board of Executive Officers.

Art18- The Board of Directors shall consist of at least five members to up to ten members, and the General Meeting of Shareholders shall appoint among them the Chairman of the Board, all with a term of office that may not exceed 2 (two) years , with reelection permitted.

Paragraph 1 - In case the office of the Chairman of the Board of Directors becomes vacant, the substitute shall be elected at the first next regular meeting of the Board of Directors until the next General Meeting.

Paragraph 2- The Member of the Board of directors appointed in the form of the caput of this article shall be eligible for re-election at most 2 (two) consecutive times.

Paragraph 3 - For the member of the Board of Directors elected by the employees, the reelection limit shall observe current legislation and regulations.

Paragraph 4 - The Chairman of the Board of Directors and President of the company will not be exercised by the same person.

Art 19 - In the election procedure of the members of the Board of Directors by the Shareholders' General Meeting the following rules shall be complied with:

I- The minority shareholders shall be entitled to the right to elect one member, if a higher number is not assigned to them by the multiple vote process.

II – The preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove one (1) member of the Board of Directors, in a separate vote at the General Meeting

III - Whenever, cumulatively, the Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a Board member, the Federal Government shall be entitled to the right to elect directors in a number equal to those elected by the other shareholders and employees, plus one, regardless of the number of Directors established in art. 18 hereof.

IV- The employees are entitled to the right to appoint one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, as provided for in paragraph 1 of article 2 of Law 12.353 of December 28, 2010.

Art 20 - The Board of Executive Officers shall comprise a Chief Executive Officer, chosen by the Board of Directors from among the members, and six Executive Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 3 (three) years, with re-election permitted, and who may be removed at any moment.

Paragraph 1 - The choice and election of the members of Executive Officers shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organizational Plan.

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, after justified approval by the Board of Directors, the concurrent exercise of administrative duties in fully, controlled and associates subsidiaries companies of the Company and, exceptionally, on the Board of Directors in other companies.

Art 21 - The installation in an administrative office of the Company must comply with the conditions established by art. 147 and according rules listed by art 162 of Law nº 6,404, of 1976.

Paragraph 1 - It will be prohibited investiture in management positions of those who possess ascendants, descendants or collateral relatives occupying positions on the Board of Directors, Executive Board or the Company's Fiscal Council Board.

Paragraph 2 - the installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Art 22 - Members of the Board of Directors and members of Executive Officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers, respectively.

Paragraph 1 - The installation deed must contain under penalty of nullity: i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile as indicated; the latter may only be altered by a written communication to the Company; (ii) his (her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the-counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these Bylaws and other items according legislation and Company.

Paragraph 2 - The installation of a member of the Board of Directors who is a resident or domiciled abroad is conditional upon the appointment of a representative who resides in the country, with powers to receive service of process in proceedings initiated against such a member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least 3 (three) years after the end of the term of office of the member.

Paragraph 3 - Prior to their installation and also upon departing from their office, the members of the Board of Directors and of the Board of Executive Officers shall submit a statement of assets to be filed in the Company.

Art 23 - The members of the Board of Directors and of the Board of Executive Officers shall be liable, according to art. 158 of Law nº 6,404, of 1976, individually and solidarily, for the acts practiced and for the losses to the Company resulting therefrom. They are prohibited from participating in a deliberation concerning operations involving companies in which they take part with more than 10% (ten percent), or in which they have held a management position in the period immediately prior to the installation in the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings in respect of its present and past managers, in addition to a permanent insurance contract in behalf of them to keep them harmless from liabilities due to act deriving from the performance of the office or function covering the whole time period during which they performed their respective terms of office.

Paragraph 2 - The guarantee provided for in the preceding paragraph covers the Audit Board (Conselho Fiscal) members as well as all employees and agents who legally act upon delegation by the managers of the Company.

Art 24 – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his office.

Art 25 - In case of vacancy in the position of member of Board of Directors, the alternate shall be appointed by the remaining members and shall serve until the next General Assembly, as provided for in art. 150 of Law 6.404 of 1976.

Paragraph 1 – The member of the Board of Directors or the member of the Board of Executive Officers elected in replacement shall complete the term of office of the member he (she) is replacing, and once this term has elapsed, he (she) shall remain in the office until the installation of his successor.

Paragraph 2 – If the Director representing the employees does not conclude his term of office, the following shall apply: I - the second most voted candidate will take over the office, if the first half of the term has not been elapsed; II- new elections shall be called, in the case more than half of the term has been elapsed.

Paragraph 3- In the case of Paragraph 2, the alternate Director shall end the management term of the substituted Director.

Art 26 - The Company will be represented in and out of court, individually by the CEO or for at least 2 (two) Executive Officers jointly, who may appoint proxies or representatives.

Art 27 - The Chief Executive Officer and the Executive Officers may not be absent from their office, annually, for more than 30 (thirty) days, consecutives or not, without being licensed or authorized by the Board of Directors.

Paragraph 1 - The Chairman and the Executive Directors shall be entitled annually to 30 (thirty) days of paid leave, sealed the double payment of remuneration for leave not taken during the previous year.

Paragraph 2 - it is incumbent upon the Chief Executive Officer to designate from among the Executive Officers his possible substitute.

Paragraph 3 - In the event of absence or impediment of any Executive Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.

Paragraph 4 - In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer, the former shall take part in all routine activities of the Executive Officer, including attendance at meetings of the Board of Executive Officers, in order to deal with matters of the contact area of the respective Executive Officer, without, however, exercising the voting right.

Art 28 - After the end of the management, the former members of the Executive Board, Board of Directors and the Fiscal Council Board are prevented, for a period of six months, counted from the end of the mandate, if more deadlines are not set in the rules, of:

I- accept management position or tax advisor, exercise activities or provide any service to competitors of the company;

II- accept management position or tax advisor, or establish professional ties with individual or company with which it has maintained official direct and relevant relationship in the six months preceding the expiration of the mandate, if more deadline is not set in the rules; and

III - sponsor, directly or indirectly, interests of individual or company, authority entity of the Federal Public Administration who has had direct and relevant official relationship in the six months preceding the expiration of the mandate, if more deadlines are not fixed in the rules.

Paragraph 1 - Included in the period referred to in the caput of this article, eventually any periods of paid annual leave not taken.

Paragraph 2- During the period of impediment, the former members of the Executive Board, of the Board of Directors and Fiscal Council Board will do justice to compensatory remuneration equivalent only to the monthly fee of the function occupied.

Paragraph 3- Will have no right to compensatory remuneration, the former members of the Executive Board, the Board of Directors and the Fiscal Council Board who opt for the return, before the end of the period of impediment, to its previous function or position, effective or superior, who, prior to his inauguration, held on private or public administration.

Paragraph 4- The breach of the prevention of six months implies, besides the loss of compensatory remuneration, the return of value already received and the payment of a fine of 20% (twenty per cent) over the total of the remuneration which would be due in the period, Notwithstanding the provisions to the compensation of damages that eventually already have caused.

Paragraph 5- The beginning of the payment of compensatory remuneration shall be preceded by formal consultation to the Ethics Committee of the Presidency of the Republic pursuant to article 8 of law No. 12,813/2013.

Section II

Board of Directors

Art 29 - The Board of Directors is the highest-level guiding and directing body of Petrobras; it is incumbent upon it:

I - to set the overall direction of the business of the Company, defining its mission, its strategic goals and guidelines;

II - to approve the strategic plan as well as the pluri-annual and annual programs of expenditures and investments;

III - to fiscalize the Executive Officers' management and their members and to establish their assignments, examining at any moment whatsoever the books and documents of the Company;

IV - to evaluate performance results;

V - to approve every year the amount above which acts, contracts or operations, although up to the competence of the Board of Executive Officers and their members, must be submitted to the approval of the Board of Directors;

VI - to deliberate about the issuance of debentures not convertible into shares and without real estate guarantee;

VII - to set up the overall policies of the Company, including those concerning the strategic, commercial, financial, risks, investment, environmental and human resources management;

VIII - to approve the conveyance of the ownership of assets of the Company, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers and their members;

IX – to deliberate on the choice of a member of an Electoral Regulation for the Board of Directors elected by the employees.

X - to approve the plans providing for admission, career, succession, benefits and disciplinary regime of Petrobras employees;

Sole paragraph – The establishment of the human resources politics of item VII shall not count on the participation of the Director representing the employees if discussions and deliberations include matters referring to union’s issues, remuneration, benefits and advantages, including complementary welfare and assistance matters on which is identified a conflict of interests.

Art 30 - It is incumbent, even, upon the Board of Directors to deliberate about the following matters:

I - the Basic Organizational Plan and its amendments as well as the assignment to the members of Executive Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to;

II - approval of the appointment and dismissal of Executive Managers, proposed by Executive Officers, according listed criteria of Board of Directors;

III - authority to acquire shares issued by the Company to remain in treasury or canceling, as well as subsequent disposal of such shares, except in cases of competence of general shareholders meeting, in compliance with the legal, regulatory and statutory provisions;

IV - approval of the exchange of securities issued by the Company;

V - election and removal of the members of the Board of Executive Officers;

VI - the setting up of fully subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies;

VII - to call a Shareholders' General Meeting in the cases provided for in the law, and the publishing of the respective notice at least 15 (fifteen) days in advance;

VIII - approval of a Code of Good Practices and of the in-house regulation of Board of Directors;

IX - approval of the Corporate Governance Policies Guidelines of Petrobras;

X- choice and removal of independent auditors, who will not be allowed to render consultancy services to the Company during the effectiveness of the contract;

XI - the report of the management and the accounts of the Board of Executive Officers;

XII- the choice of the members of the Board Committees from among its members and / or among people of proven experience and expertise in the market, according to the respective Committee specialty, and approval of the assignments and operational rules of the Committees;

XIII - matters which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation;

XIV- approves criteria of integrity and compliance, as well as the other relevant criteria and requirements applicable to the election of the members of the Executive Board and the appointment of executive officers;

XV - the omissions in this By Law.

Sole paragraph. The Board of Directors shall be consisted of five (5) advisory committees with specific assignments regarding the analysis and recommendation on certain matters directly linked to the Board: Strategic Committee; Finance Committee; The Audit Committee; Safety, Environment and Health Committee; and Remuneration and Succession Committee.

I – The opinions of the Committees shall not be precedent condition for submitting matters for the examination and resolution of the Board of Directors.

II – Committees members may attend all meetings of the Board of Directors as guests

III – The composition and operating rules of Committees shall be regulated in statutes to be approved by the Board of Directors.

Art 31 - The Board of Directors may order inspections, audits or rendering of accounts of the Company, including the hiring of specialists, experts or external auditors, in order to inform more about the matters submitted to its deliberation.

Art 32 - The Board of Directors shall meet with the attendance of the majority of its members, upon being called by its Chairman or by the majority of its members, in a regular meeting at least every 30 (thirty) days and in a special meeting whenever necessary.

Paragraph 1 - If required, the members of the Board of Directors may participate in a meeting by telephone, videoconference or other communication means capable of ensuring an effective participation and the authenticity of the respective vote. In such event the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

Paragraph 2 - Matters submitted to the appreciation of the Board of Directors must be accompanied by the decision of the Board of Executive Officers, by the statements of the technical area or of the competent Committee, plus a legal opinion whenever necessary for examining the matter.

Paragraph 3 - The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call members of Board of Directors of the Company to attend the meetings and to render clarifications or information in respect of the subjects being considered.

Paragraph 4 - The deliberations of the Board of Directors shall be taken by the vote of the majority of the Members in attendance and shall be recorded in the pertinent minute book.

Paragraph 5 - In case of a tie, the Chairman of the Board of Directors may cast the deciding vote.

Section III

Board of Executive Officers

Art 33 - The management of the business of the Company and their members is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

Sole paragraph. The Board of Directors may delegate powers to the Executive Board, subject to approval levels established in such delegations.

Art 34 - It is incumbent upon the Board of Executive Officers:

I - to evaluate and to submit to the approval of the Board of Directors:

a) the bases and guidelines for working out the strategic plan as well as of the annual programs and the pluri-annual plans;

b) the strategic plan as well as the respective pluri-annual plans and annual programmes of expenditures and investments of the Company with the respective projects;

c) the cost and investment budgets of the Company;

d) the result of the performance of the activities of the Company;

e) appointment of Executive Managers , according criteria established by the Board of Directors; f) admission plans, career, succession, benefits and disciplinary regime of Petrobras employees;

II - to approve:

a) the technical-economic appraisal criteria for investment projects with the respective liability delegation plans for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves in compliance with the specific legislation;

c) the price policy and basic price structures of the products of the Company;

d) accounting plans, basic criteria for establishing results, the amortization and depreciation of invested capitals and changes in the accounting practices;

e) handbooks and rules in respect of accounting, finances, personnel management, the hiring and implementation of works and services, the supply and disposal of materials and equipment in respect of operation and others required to guide the functioning of the Company;

f) rules concerning the assignment of the use, the renting or leasing of real-estate owned by the Company;

g) the basic structure of the bodies of the Company and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

h) the annual business plans;

i) the creation and extinction of non-statutory committees, linked to the Executive Board or their members, approving their respectives operating rules, powers and limits of competence to act; j) approval of the amount above which acts, contracts or transactions, although the jurisdiction of CEO or the Executive Officers, shall be submitted for approval by the Executive Board, respecting the scope defined by the Board of Directors;

III - ensure the implementation of the Strategic Plan and multi-year plans and annual programs of expenditures and investments of the Company with respective projects, within the approved budget limits

IV - to deliberate about trademarks and patents, names and logos;

Art 35 - The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Executive Officers.

Sole paragraph - The members of the Executive Board will have 6 (six) Statutory Advisory, Technical Committees composed of Executive Managers, with specific tasks of analysis and recommendation on certain matters, subject to the provisions of article 160 of the law 6,404/76: Statutory Technical Committee for Development of Production and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Committee Financial and Investor Relations; Statutory Human Resources Technical Committee, HSE services and Statutory Technical Committee of Governance, Risk and Compliance.

I - the advices of the statutory technical committees do not bind the members of the Executive Board, but will be a necessary condition for the examination and deliberation of the jurisdiction of the Executive Director.

II - the composition, functioning and rules of Statutory technical committees assignments will be disciplined in internal regulations to be approved by the Board of Directors.

Art 36 – Compete, individually:

Paragraph 1 - The President (Chief Executive Officer):

I - to elaborate and submit for approval by the Executive Board, the technical-economic assessment criteria for investment projects, with the respective plans of delegation of responsibility to their executions and deployments;

II - convene, preside over and coordinate the work of the meetings of the Executive Board;

III - to propose to the Board of Directors the appointment of Executive Directors;

IV - provide information to the Minister of State to which the company is bound, and the control bodies of the Federal Government, as well as the Court of Auditors and to the National Congress;

V - approve the rules and procedures for performance of the activities of the units under its direct responsibility, as defined in the basic plan of the Company;

VI – ensure the mobilization of resources to cope with the situations of severe risk to health, safety and environment;

VII - exercise other powers assigned to it by the Board of Directors.

Paragraph 2 - The Director of Production Development & Technology:

I - ensure the development of projects and production units of E&P, refining, natural gas and energy;

II - ensure the interests of the company before regulators related to its area of operation;

III - manage and develop construction projects, maintenance and abandonment of wells, installation of subsea systems, surface maritime production, industrial facilities and onshore pipelines, among others;

IV - develop and provide technological solutions that enable the strategic plan of the company;

V - exercise other powers assigned to it by the Board of Directors.

Paragraph 3 - The Exploration & Production Director:

I - coordinate the asset optimization projects in shallow water, Deepwater, Ultra-deep Waters and those under production-sharing arrangements;

II - manage the portfolio and exploration assets, as well as implement the deployment of corporate strategy, operational planning and an operational performance evaluation;

III - approve and manage partnerships and participation in exploration blocks;

IV - ensure the interests of the company before regulators related to its area of operation;

V - manage logistics services to support the operations and investments of the company related to its area of operation;

VI – define the strategy and guidelines for decommissioning, maintenance of wells and subsea systems.

VII - exercise other powers assigned to it by the Board of Directors.

Paragraph 4 -The Director of Refining and Natural gas:

I - manage industrial operations, logistics and marketing of petroleum products, natural gas, electric energy and nitrogen fertilizers;

II - coordinate the implementation of the unfolding of the corporate strategy, portfolio definitions, operational planning and operational performance evaluation;

III - approve and manage partnerships related to its area of operation;

IV - ensure the interests of the company before regulators related to their area of expertise;

V - manage the supply of petroleum products, natural gas, electric energy and nitrogen fertilizers;

VI - exercise other powers assigned to it by the Board of Directors.

Paragraph 5 - The Chief Financial Officer and Investor Relations:

I - provide the financial resources necessary for the operation of the company, conducting the processes of contracting of loans and financing, as well as the related services;

II - move the monetary resources of the company, always in conjunction with another Executive Director;

III - responsibility for the provision of information to the investors, the Securities and Exchange Commission-CVM and stock exchanges or over-the-counter markets, national and international, as well as the corresponding regulation and inspection entities, and to keep updated the records of the company in these institutions;

IV - approve the annual plan of the insurance company;

V - monitor and report to the Executive Board the economic-financial performance of investment projects, according to targets and results approved by the Board of Executive Directors and by the Board of Directors;

VI – account for monitor and report to the Executive Board the company's economic-financial transactions, including its wholly-owned and other subsidiaries;

VII - promote the financial management of the Company and monitor the financial management of its subsidiaries and affiliated companies and the consortia;

VIII – coordinate the procurement and sale of equity interests held by the company, subject to the provisions of the legislation and regulations;

IX - exercise other powers assigned to it by the Board of Directors.

Paragraph 6 - The Director of Human Resources, and HSE services:

I - to propose to the Executive Board plans to have about admission, career succession, advantages and disciplinary regime of Petrobras employees;

II - approve the staffing capacity of the company’s departments;

III - guide and promote the implementation of the policies and guidelines of the company's human resources;

IV - propose, deploy and maintain the telecommunications and computer systems of the company;

V - provide the company and shared infrastructure services and administrative support;

VI - coordinate the planning process and contracting of goods and services and of acquisition and disposal of materials and properties;

VII - Guide and promote the implementation of policies, guidelines and standards for health, safety and environment and (HSE);

VIII - propose and guide the Company's social responsibility activities;

IX - exercise other powers assigned to it by the Board of Directors.

Paragraph 7 -The Director of Governance, Risk and Compliance:

I - guide and promote the application of standards, guidelines and procedures of governance, risk and compliance;

II - coordinate the integrated view of corporate risk, reporting to the Board of Directors the main risks ' effects on Petrobras ' results;

III - to guide and promote the implementation of risk management policies in accordance with the legislation;

IV - coordinate compliance management and internal controls, including aspects of fraud and corruption.

V - follow developments relating to the channel of complaints and ensure the identified violations and report its results to the Executive Board and the Board of Directors.

VI - exercise other powers assigned to it by the Board of Directors.

Paragraph 8 - To the President (CEO) and Executive Director, one of the areas of contact described in basic plan of organization:

I - implement the strategy and budget approved by the Board of Directors;

II - admitting and dismissing employees and formalize the appointments to managerial positions and functions;

III - designate employees to missions abroad;

IV - monitor, control and report to the Executive Board the technical and operational activities of the wholly-owned subsidiaries and companies in which Petrobras participates or which it is affiliated;

V - appoint and instruct the representatives in the General Meetings of the company's subsidiaries and affiliated companies, in accordance with the guidelines laid down by the Board of Directors, as well as with applicable corporate guidelines;

VI - manage, supervise and assess performance of the activities of the units under its direct responsibility, as defined in the basic plan of the Organization, as well as acts related to such management activities, and can secure value limits for delegation of the practice of such acts.

Art 37 - The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.

Sole paragraph - In the case of a draw, the Chairman will have the deciding vote.

Art 38 - The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of its meetings and shall render the information allowing the evaluation of the performance of the activities of the Company.

Sole Paragraph. Members of Executive Board will send to Board of Directors report with acts acts performed in the exercise of their individual skills

Chapter V

The General Meeting

Art 39 - The Regular General Meeting shall be held yearly within the time-frame provided for in art. 132 of Law nº 6,404, of 1976, at the place, date and hour established in advance by the Board of Directors, in order to deliberate about matters of its competence, particularly:

I - to audit the accounts of the managers, to examine, discuss and vote the financial statements;

II - to deliberate about the destination of the net profit of the fiscal year and the distribution of dividends;

III - to elect the members of the Board of Directors and of the Audit Board.

IV – establishment of the Compensation of Management;

Art 40 - The Special General Meeting, in addition to the cases established by law, shall meet upon call of the Board of Directors to deliberate about matters of interest to the Company, particularly:

I - the amendment of the Bylaws;

II - changes of capital ownership;

III- the evaluation of the goods with which the shareholder may contribute to the increase of the capital stock;

IV - The issuance of debentures convertible into shares or their sale when in the treasury;

V - the incorporation of the Company into another company, its dissolution, transformation, split, merger;

VI - the participation of the Company in a group of companies;

VII - the disposal of the control of the capital stock of fully subsidiaries of the Company;

VIII - the removal of the members of the Board of Directors;

IX - the disposal of debentures convertible into shares that belong to the Company and are issued by its subsidiaries;

X - the cancelling of the registry as a publicly held Company;

XI - the choice of a specialized company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities;

XII - waiver of the right to subscribe shares or debentures convertible into shares of fully subsidiaries, controlled or affiliated companies.

Paragraph 1 - The deliberation of the subject set forth in item XIV of this article shall be taken by an absolute majority of the votes of the outstanding common shares; blank votes are not to be computed.

Paragraph 2 - In the event of a public offering formulated by the controlling shareholder, the latter must cover the costs of the Appraisal Report.

Art 41. The General Meeting shall determine, on an annual basis, the global or individual amount for compensation of the officers, including the members of the advisory

Committees to the Board of Directors as well as the limits of their profit sharing, in compliance to the rules provided in specific legislation.

Art 42 - The General Meeting shall be chaired by the Chief Executive Officer of the Company or the substitute he may designate and, in the absence of both, by a shareholder chosen by the majority vote of those present.

Sole paragraph - The Chairman of the General Meeting shall choose the Secretary of the meeting from among the shareholders present.

Chapter VI

The Audit Board

Art 43 - The Audit Board, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Company Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Paragraph 1 - From among the members of the Audit Board, one of them shall be nominated by the Finance Minister as representative of the National Treasury.

Paragraph 2 - In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, such member of the Audit Board shall be replaced until the end of the term of office by the respective substitute.

Paragraph 3 - The members of the Audit Board shall be installed in their offices by signing the installation deed in the book of minutes and opinions of the Audit Board, which shall mention: (i) compliance with contracts possibly signed by Petrobras with a stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set forth by those entities, and taking full responsibility of such contracts and the applicable regulations of differentiated practices of corporate governance, if such is the case, and (ii) compliance with the arbitration clause set forth in art. 58 of these Bylaws.

Art 44 - The term of office of the members of the Audit Board is one year with re-election permitted.

Art 45 - The compensation of the members of the Audit Board, in addition to the compulsory reimbursement of transport and permanence expenditures necessary to perform the function, shall be set up by the General Meeting electing them and in compliance with the limit established in Law nº 9,292 of 1996.

Art 46 - It is incumbent upon the Audit Board, without detriment of other assignments that are vested in it due to legal provision or instruction of the General Meeting:

I - to fiscalize, by any of its members, the acts of the managers and to verify the implementation of their legal and statutory duties;

II - to render opinion about the Annual Report of the Management, with the inclusion in that opinion of such supplementary information that it may deem required or useful for the General Meeting to deliberate upon;

III - to render opinion about the proposals of the managers to be submitted to the General Meeting concerning amendment of the corporate capital, issuance of debentures or subscription bonds, investment or capital budget plans, distribution of dividends, transformation, incorporation, merger or split of the Company;

IV - to denounce by any of its members to the management bodies the mistakes, frauds or offenses they may discover, suggesting measures useful to the Company and, in case the former fails to take the necessary measures to protect the interests of the Company, to denounce this to the General Meeting;

V - to call the Regular General Meeting, if the managers delay for more than one month calling it, and to call the Special General Meeting whenever serious or urgent reasons occur, with the inclusion on the agenda of the subjects they may deem necessary;

VI - to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Executive Officers;

VII - to examine the financial statements of the fiscal year and opine about them;

VIII - to perform such assignments during liquidation. Sole paragraph - The members of the Audit Board shall participate compulsorily in the meetings of the Board of Directors in which matters referring to items II, III and VII of this article are going to be considered.

Chapter VII

Employees of the Company

Art 47 - The employees of Petrobras are subject to the labor legislation and to the in-house regulations of the Company in compliance with the legal rules applicable to employees of mixed-capital corporations.

Art 48 - The admission of employees by Petrobras and by its subsidiaries and affiliates shall follow the public selection process according to the provisions approved by the Board of Executive Officers.

Art 49 - The duties of the High-Level Management and the powers and responsibilities of the respective incumbents shall be defined in the Basic Organizational Plan of the Company.

Paragraph 1 - The duties referred to in the heading of this article may, linked to Board of Directors, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or experts who are not part of the Company's permanent staff, by means of contracts signed direct appointment or discharge.

Paragraph 2 - The functions referred to in the caput of this article, linked to the Executive Board or its members may, upon proposal and justification of the Executive Board and approval by the Board of Directors, exceptionally, be assigned to technicians or experts who are not part of the permanent staff of the company, by means of free appointment and dismissal.

Paragraph 3 - The managerial duties that shall constitute the organizational structure of the Company at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Art 50 - Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its fully subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made, whenever possible, with reimbursement of the costs involved.

Art 51 - The Company shall separate a portion of the yearly results for distribution among its employees, in compliance with the criteria adopted by the Board of Directors and in compliance with the prevailing legislation.

Chapter VIII

General Dispositions

Art 52 - The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall cover the general structure and define the nature and the assignments of each body, the reporting, coordination and control relationships required for its operation in accordance with these By-laws.

Art 53 - The fiscal year shall coincide with the calendar-year ending on 31 December of each year, on which date the property balance-sheet and further financial statements to comply with the applicable legal provisions shall be established.

Sole paragraph. - The Company may establish half-yearly balance-sheets for the payment of dividends or additional payment on shareholders' equity upon deliberation of the Board of Directors.

Art 54 - Financial charges equivalent to the SELIC rate shall be incremented, from the transfer date through to the date of the capitalization, on funds transfered by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the Company.

Art 55 - From the net profit shown in its Annual Balance-Sheet, Petrobras shall assign a minimun 0.5% (five-tenth percent) of the paid-in corporate capital in order to constitute a special reserve to cover the cost of technological research and development programs of the Company.

Sole paragraph - The accrued balance of the reserve provided for in this article must not exceed 5% (five percent) of the paid-in corporate capital.

Art 56 - After the distribution of the minimum dividend foreseen in article VIII of these Bylaws has been determined, the General Meeting may, in compliance with the Company Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Company in virtue of variable remuneration.

Art 57 - The Board of Executive Officers may authorize the practice of reasonable free acts on behalf of the employees or of the community in which the company participates,

including the donation of goods no longer usable, in the light of its social responsibilities as provided for in paragraph 4 of art. 154 of Law nº 6,404 of 1976.

Art 58 - Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Board shall be resolved according to the rules of the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law nº 6,404 of 1976, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) as well as in all further rules applicable to the operation of the capital market in general, in addition to those contained in the contracts occasionally signed by Petrobras with the stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of the adoption of corporate governance standards established by these entities and of the respective rules on differentiated practices of corporate governance, if such is the case.

Sole paragraph - The deliberations of the Federal Government through voting in the General Meeting, aimed at guiding the business of the Company, as per article 238 of Law nº 6,404 of 1976, shall be deemed as forms of exercising undisposable rights and shall not be subject to the arbitral procedure mentioned in the heading of this article.

Art 59 - Contractual agreements signed by Petrobras for acquiring goods and services shall be preceded by a simplified bidding procedure as defined in the regulation approved by Decree nº 2,745 of 24 August 1998.

Art 60 - With the purpose of drawing up its proposals to participate in biddings preceding the assignments dealt with in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements by sending out invitation letters, ensuring prices and commitments concerning the supply of goods and services.

Sole paragraph - The pre-contractual agreements shall contain a plain-right resolution clause to be applicable without penalty or indemnity of any kind in case another bidder is announced as the winner, and shall be submitted subsequently to the appreciation of the external control and fiscalization bodies.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

ADJUSTMENT OF PETROBRAS WAIVER TO SUBSCRIPTION OF NEW SHARES

ISSUED BY LOGUM LOGÍSTICA S.A. ON MARCH 09th , 2016

Dear Shareholders, the Board of Directors of Petróleo Brasileiro S.A. - PETROBRAS ("Company") hereby submit the following information related to the adjustment of PETROBRAS waiver to the subscription of new shares issued by LOGUM LOGÍSTICA S.A. ("LOGUM"), on March 09th, 2016 as follows: LOGUM is a privately-held corporation with authorized capital provision, joint venture of Petrobras, whose corporate purpose, in short, is the implementation of a pipeline network in the country to transport ethanol, oil products and other biofuels. For the implementation of its project and investments, LOGUM obtained financing (Financing Agreement through the opening of a line of credit under No. 11.2.0906.1), on November 11th,2011, BNDES.

The Agreement provided that any change in the shareholding structure of LOGUM must subject to prior consent by BNDES, under penalty of early maturity of the debt.

The Financing Agreement scope provided for the conducting of certain projects, one of them the Itumbiara-Uberaba stretch, as well as contributions to be made by the shareholders for the implementation of these projects.

In the "Ninth Amendment to the Financing Agreement with BNDES" entered on October 06th, 2015, it was determined that the decisions and investments for the specific implementation of Itumbiara-Uberaba stretch could take place without the approval of PETROBRAS and without obligation by Petrobras to subscribe for shares and contribute with new funds to LOGUM in respect to such stretch. The deadline for implementation of Itumbiara-Uberaba stretch and for the subscription of shares related to the implementation of the stretch is March 31st, 2016, under penalty of early termination of the contract.

However, the Board of Directors of LOGUM on January 21st, 2016, with the dissenting vote of members of Board of Directors appointed by Petrobras and other members, approved by a majority, the replacement of Itumbiara-Uberaba stretch for an alternative stretch. The subscription of shares related to the implementation of the alternative stretch was delayed until the assessment of the replacement of such stretch by BNDES.

Upon BNDES favorable manifestation on March 08th, 2016 of the implementation of the alternative stretch submitted by LOGUM, it was necessary to hold a new Board of Directors of LOGUM meeting to approve the capital increase and the subscription of shares by LOGUM shareholders in order to meet the deadline provided for in the Financing Agreement (March 31st, 2016).

The Petrobras waiver to subscription of new shares of LOGUM aims to preserve the fundamental objectives of deleveraging and generate value for shareholders established in the Petrobras Business and Management Plan, according new premises.

So, the Executive Board of PETROBRAS, on March 08th, 2016 in an urgent management measure to preserve the competence of the Company's General Meeting regarding the shareholding in LOGUM approved PETROBRAS waiver to subscribe LOGUM shares to ensure compliance with BNDES deadline, and authorized the simultaneous execution of a Stock Option Agreement between LOGUM shareholders to enable PETROBRAS, without burden or bonus for any of those involved, to acquire all of the subscribed shares necessary to the return of its shareholding interest in LOGUM to 20%. This Stock Option Purchase Agreement can be applied until May 02nd,2016, if PETROBRAS General Meeting does not adjust the waiver of subscription of shares and hence the diminishing of PETROBRAS interest in LOGUM.

The meeting of the Board of Directors of LOGUM was held on March 09th, 2016, with the approval of subscription of shares related to the implementation of the alternative stretch, when PETROBRAS automatically waived its preemptive right to subscribe shares and executed Stock Option Agreement. Therefore, the Company's equity interest in LOGUM, which was 20%, changed to 10.74%.

It is worth noting that such a measure was necessary because there is no compatible time for holding Petrobras General Meeting decision, in view of the tight deadlines for the manifestation of LOGUM and BNDES, as mentioned above. The waiver of subscription of shares by PETROBRAS and consequent diminishing of its interest stake in LOGUM implies in reducing future contributions by the Company (operating, administrative and financial expenses, and capital contributions related to the already implemented stretches), considering PETROBRAS Business and Management Plan 2015-2019. The reduction of Petrobras's stake in LOGUM involves the reduction of PETROBRAS appointment from two to one board member and the loss, with some exceptions, of the right of veto in the Board of Directors and the Shareholders' Meeting of LOGUM. Diminishing of Petrobras' stake in LOGUM represents no impact on trade relations between the parties or the development and operation of LOGUM business.

Thus, based on art. 40, item XV of the Company's By-Law, the Board of Directors hereby submits to the high consideration and resolution of this Extraordinary General Meeting, the proposed adjustment of the waiver of PETROBRAS to subscription of new shares issued by LOGUM, as presented in this Explanatory Memorandum.

Aldemir Bendine
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

THE MANAGEMENT REPORT, FINANCIAL STATEMENTS AND FISCAL

BOARD'S REPORT OF FISCAL YEAR OF 2015

Dear Shareholders,

The Management Report, Financial Statements and Fiscal Council’s Report of fiscal year of 2015 is available in Petrobras website:

http://www.investidorpetrobras.com.br/en/financial-results

Rio de Janeiro, March 28th, 2016

Aldemir Bendine
CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

ELECTION OF THE BOARD OF DIRECTORS MEMBERS

Dear shareholders,

The election of the Board Members, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting.

Considering the above mentioned election, the controlling shareholder indicates the names as follows: Luiz Nelson Guedes de Carvalho, Aldemir Bendine, Jerônimo Antunes, Francisco Petros Oliveira Lima Papathanasiadis, Luciano Galvão Coutinho, Segen Farid Estefen e Durval José Soledade Santos.

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Board of Directors, by means of public proxy solicitation. The information on eventual candidates is made available through eletronic system on CVM website and the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 28th, 2016.

Aldemir Bendine
CEO

APPENDIX I

INFORMATION CONCERNING THE MEMBERS NOMINATED

BY THE CONTROLLING SHAREHOLDER TO THE BOARD OF DIRECTORS

Names Indicated by the controlling shareholder
Name TIF	Birth Date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Luiz Nelson Guedes de Carvalho 027.891.838-72	Nov 18th,1945 Economist / Accountant	Board of Directors Chairman	Until AGM 2017 1
Aldemir Bendine 043.980.408-62	Dec 10th,1963 Administrator	Board of Directors Member	Until AGM 2017 1
Luciano Galvão Coutinho 636.831.808-20	Sep 29th,1946 Economist	Board of Directors Member	Until AGM 2017 8
Jerônimo Antunes 901.269.398-53	Nov 18th,1955 Accountant	Board of Directors Member	Until AGM 2017 0
Segen Farid Estefen 135.786.856-15	Jan 20th,1951 Civil Engineer	Board of Directors Member	Until AGM 2017 1
Francisco Petros Papathanasiadis 050.199.968-07	Sep14th,1964 Economist / Lawyer	Board of Directors Member	Until AGM 2017 0
Durval José Soledade Santos 263.032.307-25	Dec 13th,1948 Lawyer	Board of Directors Member	Until AGM 2017 0

Luiz Nelson Guedes de Carvalho, Brazilian, an economist and accountant. He currently holds the positions of (i) a member of the BM&FBOVESPA Board of Directors, a listed company with activities at the stock market; he is also the Coordinator of the Auditing Committee and a member at the Sustainability Committee; (ii) Auditing Committee Coordinator of the Brazilian Distribution Company; (iii) professor of the School of Economy, Business Administration and Accounting of the São Paulo State University, educational institution; (iv) a researcher at the Institute of Accounting, Actuarial and Financial Research-FIPECAFI, a non-profit entity; (v) a member of the Accounting Pronouncements Committee CPC-Brazil, a non-profit entity, where he also holds the position of Deputy Coordinator of International Affairs; (vi) a member of the Member of the Board of Directors of the NGO Sustainable Amazon Foundation-FAS, a nonprofit entity; (ii) a Member of the FEBRABAN Self-Regulation Board, a trade association entity; he is a partner and manager of the consulting firms NISA ENTERPRISE SOLUTIONS Ltd. and NCV BUSINESS CONSULTING LTDA., where his tasks include working as an eventual Independent Reviewer hired by companies in matters involving auditing, issues of corporate accounting, financial statements and issues involving corporate finance. His main professional experiences in the last 10 years include: (i) Independent Chairman of the Standards Advisory Board - SAC for the IASB, International Accounting Standards Board; (ii) a member of the Board of Directors of Vicunha Textile SA, a textile company whose capital was closed in 2013, where he also held the position of Member of Finance and Risks Committee; (ix) a member of the Board of Directors of the Bank Fibra S.A., a financial institution, where he also held a position as a Member of the Internal Controls Committee. He graduated in Economics from the University of São Paulo and has a master's degree and Ph.D. in Accounting and Controlling also from the University of São Paulo. Independent Director by IBGC criteria.

Aldemir Bendine, Brazilian, a business administrator. He has been the Petrobras´s CEO since February 2015. He was the president of the Bank of Brazil from April 2009 until February 2015 where he started his long lived career as a young apprentice in 1978. He graduated in Business Administration and has an MBA in Finance and General Training for senior executives. Bendine held the position of Vice-Chairman for Cards and New Retail Businesses and also held the position of Vice President of Retail and Distribution, Executive Secretary of the Board, Executive Manager of the Retail Board and Branch Manager. Bendine was also the Executive Director of the Brazilian Federation of Banks (Febraban), Chairman of the Brazilian Association of Services and Card Companies (Abecs), Chairman of the Board of Directors of the CBSS (Visa Vale), President of BB Card Administration and BB Consortia Administrator. Currently, among other positions, he is a member of the Board of Directors of Petrobras, Petrobras Distribuidora and BRF (Brasil Foods). Dependent Director by IBGC criteria.

Luciano Galvão Coutinho, Brazilian, an economist. He currently holds the positions of (i) member of the Petrobras Distribuidora Board of Directors, a subsidiary of the distribution of oil products; (ii) President of the National Bank for Economic and Social Development (BNDES) , development bank; (iii) member of the Board of Directors of Vale S.A., a listed mining company; (iv) member of the Committee of Trustees for the National Foundation for Quality, a non-profit institution; (v) member of the Board of Directors of the National Fund for Scientific and Technological Development, financial services entity. He graduated in Economics from the University of São Paulo (USP), and has a master's degree in Economics from the Economic Research Institute Foundation University and a Ph.D in Economics from Cornell University in the United States. Dependent Director by IBGC criteria.

Jerônimo Antunes, Brazilian, an accountant. He graduated in Accounting and Business Administration and has a masters and a Ph.D. in Controlling and Accounting from FEA-USP. He currently holds the positions of (i) Professor-Doctor of the undergraduate course in accounting from FEA/USP; (ii) independent member of the Board of Directors and a Coordinator at the Auditing Committee for the Basic Sanitation Utility Company of the State of Sao Paulo - Sabesp, a publicly held company listed on the NYSE, in the field of water treatment and distribution; (iii) Board member of Petrobras Distribuidora; (iv) Professor of several MBA courses and specialization in accounting, auditing, finance and business management courses at FIPECAFI-USP, FIA-USP, UFC and other higher education institutions. He served as an independent Auditor of large, medium and small businesses for more than 30 years. He is still contracted as an Expert-Accountant and as a Technical Assistant Expert-Accountant in several disputes at Arbitrations and Mediation Chambers of CIESP FIESP, OAB, the Brazil-Canada Chamber of Commerce and the Judiciary Branch since 2005. Independent Director by IBGC criteria.

Segen Farid Estefen, Brazilian, a civil engineer. He currently holds the tenure position of Professor of Oceanic Structures and Submarine Engineering from COPPE/UFRJ, research and teaching institution. The post described above entails his main professional experience over the last five years. He graduated in Civil Engineering from the Federal University of Juiz de Fora, and has a master's degree in Ocean Engineering from COPPE/UFRJ, Ph.D. in Civil Engineering from the Imperial College of Science, Technology and Medicine in London. Independent Director by IBGC criteria.

Francisco Petros Oliveira Lima Papathanasiadis, Brazilian, an economist and a lawyer specialized in corporate law, capital markets and corporate governance. He is a partner-director of Fernandes, Figueiredo, Françoso and Petros Law Firm. He worked for more than thirty years in the Brazilian Financial and Capital markets in the areas of investment analysis, corporate finance and asset management, in different institutions, notably at Unibanco, Brasilpar and Sul America Group. He was the deputy chairman and chairman of the Brazilian Association of Capital Markets (ABAMEC-Sao Paulo) between 1999/2001 and the first Chairman of the Supervisory Board of the Capitals Market Analysts of APIMEC (2010/2014). Since July 2015, he is a member of the Petrobras Board of Directors (alternate) and Petrobras Distribuidora (principal) and Chairman of the Remuneration and Succession Committee and, since March 2016, has been member of Petrobras Statutory Auditing Committee. Independent Director by IBGC criteria.

Durval José Soledade Santos, Brazilian, a lawyer. He graduated in Law from the Federal Fluminense University (1970/74). He has an Executive MBA from COPPE/UFRJ, and has a post graduate degree in Development Economics from PUC/BNDES and Corporate Law from Cândido Mendes University. He worked at BNDES between 1973 and 2008 in the following capacities: Chief of Staff of the Presidency, Administration Areas Superintendent, Capital Markets and Special Operations, Judicial Superintendent of the BNDESPAR, Legal Adviser of FINAME, Director of Legal Affairs and Operations at BNDESPAR. At CVM, he was the Director for two administrations and General Superintendent. He worked in state-owned companies, occupying the position of Vice President Director of Finance and Corporate Affairs and Superintendent Director at BANERJ Bank. He was also the Vice-President of DIVERJ- in Rio de Janeiro S.A. Currently he sits in the Lawyers Council of the Bar Association of Brazil (OAB), Rio de Janeiro Section. He was part of the Capital Market Councils (Bovespa, IBMEC and SOMA) and on advisory boards (FINEP, PACTI and Brazil Private Equity, the Guarantor Bank- Banco Garantia). He currently sits in the following boards of Directors: LOGZ-Logistics Brazil Inc (Vice President), PORTINVEST-Participations Inc, TGSC-bulk Terminal in Santa Catarina, Porto Novo INC (President), SATI RJ Participations INC (President). He was previously representative in the Board of Directors of several companies, including Forjas Taurus INC; he also served as a Board member of the Enterprise Governance Committee; and at Odebrecht Agroindustrial Inc as a member of the Financial and Investment Committee. Today he has a seat in the following executive bodies: LOGZ-Logistics Brazil Inc (CEO), SATI RJ Participations Inc (Director) and LN Participations Inc (Director). He is currently the Chairman of the Fiscal Council of Cultura Inglesa Inc. He is also a guest Professor at the LLMDS Course, the FGV Law School in Rio de Janeiro and a Professor of Corporate Law promoted by the OAB/RJ Capital Market Committee. He also acts as Vice Chairman of the Independent Investigation Committee at Eletrobrás. Independent Director by IBGC criteria

The names indicated above:

  Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.
  They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

  They possess the following relation of subordination with the Company’s related parties:

Identification	TIF/CNPJ	Relationship between the board	Related Person
Job/Position		member and the related person	Type
Issuer Director
LUCIANO GALVAO COUTINHO	636.831.808-20	Subordinator	Creditor
Board of Directors
Related person
BNDES	33.657.248/0001-89
Chairman
Obs
BNDES has financial lines with Petrobras

The members of the Committees linked to Petrobras Board of Directors are all members of the Board.

According to CVM instructions (ICVMs 480 and 481), we present below a table with the participation in the meetings during the year 2015 of the members appointed to the Board.

YEAR 2015 (may to december)
Member of BoD	Total meetings held since the tenure	% of member participation in meetings held after the tenure(1)
LUIZ NELSON GUEDES DE CARVALHO	21	100.00%
ALDEMIR BENDINE	21	90.48%
LUCIANO GALVAO COUTINHO	21	80.95%
SEGEN FARID ESTEFEN	21	100.00%

(1) The Directors have been replaced in some meetings by their respective alternates.

According to CVM instructions (ICVMs 480 and 481) we present below a table with the participation in the meetings during the year 2015 of the Committees´ members.

Directors	Statutory Audit Committee	Strategic Committee	Remunerationand Succession Committee	Finance Committee	HSECommittee
Totalmeetings hel d since the tenure	23	7	7	11	7
Segen Fari d Estefen	NA	100%	NA	NA	100%
Luiz Nelson Guedes de Carvalho	100%	NA	100%	NA	NA
Walter Mendes de Oliveira Filho	96%	NA	83.30%	NA	NA
Jeronimo Antunes	91%	NA	85.70%	NA	NA
Franci sco Petros Oliveira Lima Papathanasi adi s	NA	NA	100%	NA	NA
Luci ano Galvao Coutinho	NA	85.70%	NA	NA	NA
Gustavo Rocha Gattass	NA	71.42%	NA	NA	NA
Guilherme Alfonso Ferreira	NA	NA	NA	100%	NA
Roberto da Cunha Castello Branco	87%	NA	NA	100%	NA
Lui z Augusto Fraga Navarro de Britto Filho	78.30%	NA	NA	NA	NA

APPENDIX II

INFORMATION CONCERNING THE MEMBERS NOMINATED BY

NON-CONTROLLING SHAREHOLDERS TO THE BOARD OF DIRECTORS

In case of By-laws amendment proposed in item (vi) of the Extraordinary General Meeting, which will precede the Ordinary General Meeting, to be approved in order  to remove  the alternate members in the Board  of  Directors  ,  nominations  of  candidates  listed  as  alternate  in  this  Annex  will be disregarded, so that considering the election will be restricted to members of the Board of Directors.

Names Indicated by the non-controlling shareholders
Name TIF	Birth Date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Walter Mendes de Oliveira Filho 686.596.528-00	Dec 07th,1955 Economist	Board of Directors Member by the minority shareholders (principal)	Until AGM 2017 1
Roberto da Cunha Castello Branco 031.389.097-87	Jul 20th,1944 Economist	Board of Directors Member by the minority shareholders (alternate)	Until AGM 2017 1
Guilherme Affonso Ferreira 726.604.298-00	May 09th,1951 Engineer	Board of Directors Member by the preferred shareholders (principal)	Until AGM 2017 1
Gustavo Rocha Gattass 070.302.477-95	Sep 14th,1975 Economist	Board of Directors Member by the preferred shareholders (alternate)	Until AGM 2017 1

MEMBER OF THE BOARD OF DIRECTORS - MINORITY SHAREHOLDERS

Walter Mendes de Oliveira Filho, Brazilian, economist. Since September 2014, he has held the position of Executive Director of the Committee of Mergers and Acquisitions – CAF, a selfregulation entity of the BM&FBovespa, ANBIMA, AMEC and IBGC. Previously, he was a partner and asset manager at Cultinvest Asset Management Ltda., an asset management firm, where he managed equity and fixed income (2010/2014). Before that, he was an Equity Superintendent, responsible for managing funds and stock portfolios distributed to clients of Banco Itaú-Unibanco S.A. (2003/2010). He was Investment Officer for Latin America, being responsible for managing equity funds in Latin America and the portion of these shares in

Emerging Market of Schroder Investment Management PLC- London, a London-based investment management company (2000/2003). CEO, responsible for opening the office of Schroders Investment Management Brasil, the Brazilian branch of Schroder Investment Management PLC- London, in 1994, recruiting the research and management team and creating the asset management business for local institutional clients in 1999 (1994/1999). Between 1978/1993, he held the following positions at the Unibanco S.A. financial institution: Investment Research Supervisor (1987/1993); Head of Industry Research (1983/1987) and Investment Analyst (1978/1983). Founding Director of the Brazilian Association of Capital Market Investors – AMEC, a capital market association, in 2006, and its Chairman between 2009 and 2011. Member of the Oversight Board of Investment Analysts, an oversight board (2011/current) and member of the Advisory Board (2005/2007) of the Association of Capital Market Analysts and Professionals – APIMEC. Independent Director by IBGC criteria.

Roberto da Cunha Castello Branco, Brazilian, economist. Currently is the Director of the Center of Studies of Growth and Economic Development at Getúlio Vargas Foundation, nonprofit foundation. Also, he is member of the Board of Directors of Petrobras. His main professional experience in the last five years was being the Investor Relations Officer of Vale, public Brazilian mining company. Previously, he had occupied the following positions: (i) Board of Trustees member of Getúlio Vargas Foundation (ii) Director of Brazil's Central Bank (iii) member of the Board of Abrasca, non-profit organization; (iv) Vice-President of the Chamber of Commerce Brazil-Canada and (v) Director of American Chamber of Commerce of Rio de Janeiro. He holds a doctorate in Economics from FGV/EPGE and is Postdoctoral Fellow in Economics from the University of Chicago, having been participated in executive training programs at the Sloan School of Management, MIT, of IMD, Lausanne - Switzerland and the University of Chicago Booth School of Business. He doesn´t participate currently in any Board of Directors, Fiscal Council and Advisory Board of others companies. Independent Director by IBGC criteria.

MEMBER OF THE BOARD OF DIRECTORS -PREFERRED SHAREHOLDERS

Guilherme Affonso Ferreira, Brazilian, engineer, entrepreneur. Graduated in Engineering from the Escola Politécnica of the University of São Paulo-USP. Post-graduate in Political Science by Macalester College in Saint Paul/USA, and specialization in Beef Cattle

Production by James Cook University in Townsville, Australia. He was a member of the Board of Directors of Pão de Açúcar S/A, Unibanco S/A, Unibanco Holdings S/A, Manah S/A, Tavex S/A (Spain), Santista Textil S/A, Coldex Frigor S/A and Banco Indusval S/A. He is currently a member of the Board of Directors of Sul America S/A, Gafisa S/A, Valid S/A, Arezzo S/A and T4F S/A. He is also part of the Board of the non-governmental organizations: Institute of Citizenship, São Francisco Home School, AACD, Solidarity Sport, Sitawi, Azzi Institute and Orthopedic Institute of Campinas. Independent Director by IBGC criteria.

Gustavo Rocha Gattass, Brazilian, economist, securities analyst. Degree in Economics from PUC-Rio University (1997). He is currently member of the Board of Directors of Petrobras and Petrobras Distribuidora. For 18 years, until May 2015 , he has been working as securities analyst. In 2015, in the BTG Pactual Bank, he headed the bank’s equity research team and acted as the lead analyst for the Oil and Gas sector. The Institutional Investor Magazine recognized Gustavo Gattass for over 10 years as one of the best research analysts in the market covering the sectors of Oil and Gas, Energy, Utilities and Agriculture in his years in BTG Pactual , UBS Pactual , UBS and UBS Warburg. Independent Director by IBGC criteria.

The names indicated above:

  Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.
  They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.
  They do not have relation of subordination with the Company’s related parties.

The members of the Committees linked to Petrobras Board of Directors are all members of the Board.

According to CVM instructions (ICVMs 480 and 481), we present below a table with the participation in the meetings during the year 2015 of the members appointed to the Board.

YEAR 2015 (may to december)
Member of BoD	Total meetings held since the tenure	% of member participation in meetings held after the tenure(1)
WALTER MENDES DE OLIVEIRA FILHO	21	100.00%
GUILHERME AFFONSO FERREIRA	21	95.24%
ROBERTO DA CUNHA CASTELLO BRANCO	21	95.24%

(1) The Directors have been replaced in some meetings by their respective alternates.

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of the Board of Directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates Mr. Luiz Nelson Guedes de Carvalho as Chairman of the Board of Directors.

Rio de Janeiro, March 28th, 2016

Aldemir Bendine

CEO

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM IV

ELECTION OF MEMBERS TO THE FISCAL COUNCIL

AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of members to the Fiscal Council and their respective substitutes, according to what has been established in the Company’s Bylaws, will approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: William Baghdassarian (alternate: Paulo José dos Reis Souza); Marisete Fátima Dadald Pereira (alternate: Agnes Maria de Aragão da Costa); Luiz Augusto Fraga Navarro de Britto Filho (alternate: César Acosta Rech).

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Board of Directors, by means of public proxy solicitation. The information on eventual candidates is made available through eletronic system on CVM website and the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 28th, 2016.

Aldemir Bendine
CEO

APPENDIX I

INFORMATION CONCERNING THE MEMBERS NOMINATED BY

THE CONTROLLING SHAREHOLDER TO THE FISCAL COUNCIL

Names Indicated by the controlling shareholder
Name TIF	Birth Date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
William Baghdassarian 563.579.821-72	Feb 12th, 1972 Engineer	Fiscal Council Member (principal)	Until AGM 2017 0
Paulo José dos Reis Souza 494.424.306-53	Jun 02nd,1962 Administrator	Fiscal Council Member (alternate)	Until AGM 2017 4
Marisete Fátima Dadald Pereira 409.905.160-91	Apr 16th, 1955 Accountant	Fiscal Council Member (principal)	Until AGM 2017 5
Agnes Maria de Aragão da Costa 080.909.187-94	Feb 01st,1979 Economist	Fiscal Council Member (alternate)	Until AGM 2017 1
Luiz Augusto Fraga Navarro de Britto Filho 347.230.215-15	Oct 05th, 1965 Lawyer	Fiscal Council Member (principal)	Until AGM 2017 0
César Acosta Rech 579.471.710-68	Dec 02nd, 1967 Economist	Fiscal Council Member (alternate)	Until AGM 2017 8

William Baghdassarian, Brazilian, an economist and engineer. He graduated in Mechanical Engineering from the University of Brasilia-UnB and Economics from AEUDF. He has an MBA in Public Debt Management from FGV, a master's degree in Economics from UnB and a PhD in Finance from ICMACENTRE – University of Reading in the United Kingdom. He has been a finance and control analyst (STN) since 1998. Before being appointed the Undersecretary of Planning and Tax Statistics of the National Treasury Secretariat he held several positions, including chiefly: General Coordinator of the Sovereign Fund Management of Brazil, Coordinator of Brazil's Sovereign Wealth Fund Management, Senior Advisor of the National Treasury Undersecretaries, and Public Debt Risk Manager. He serves as an principal member of the Fiscal Council at Caixa, having also served as a member of the Fiscal Council at Breitener Energy, Dataprev and E-Petro. In addition, he represents the National Treasure in the Trustee Board of the Compensation

Fund for Wage Variations – FCVS, in the Trustee Board of the Guarantee Fund for Time of Service -FGTS, in the Deliberative Council for Employee Fund Support – FAT, on the PIS-PASEP Board of Directors, in the Participation Council of the Guarantors Credit Funds for Liabilities involving Micro, Small and Medium-sized enterprises and for Educational Credit Operations-CPFGPME , on the Board of Participation of Guarantors Fund to cover risks in major infrastructure projects operations -CPFGIE, on the participation in the Popular Housing Guarantee Fund – CPFGHab and in the Participation Committee for Shipbuilding Guarantee Fund – CPFGCN. Besides the National Treasure, he worked as a professor of Finance at IBMEC and as a consultant to international organizations such as the International Monetary Fund, the World Bank, the Commonwealth Secretariat and Mefmi. Independent Director by IBGC criteria.

Paulo José dos Reis Souza, Brazilian, a business administrator. He is currently the Undersecretary of Tax Policy (Treasury Ministry). Program Director of the National Treasury Secretariat from October 2011 to 2015. From 2003 to 2011 he accumulated the role of General Coordinator of the General Coordination of the National Treasury Financial Planning. He has a Bachelor's degree in Business Administration from the College of Management Sciences of the Union of Business and Administration-UNA-Belo Horizonte/MG, having completed postgraduate courses in Public Policy and Government Management at the National School of Public Administration-ENAP – Brasília/DF, and Public Sector Economics at Fundação Getúlio Vargas – FGV – Brasília-DF. Paulo Souza has been a member of the Fiscal Councils for the following companies: Infraero Inc (Airport Infrastructure), SERPRO (Technology and Information Systems), Eletropaulo S.A. (Electricity Distribution); Petrobras Distributor Inc (Fuel Distribution), INB – Nuclear Industries of Brazil Inc (Nuclear fuel), Bank of Brazil Inc. Independent Director by IBGC criteria.

Marisete Fátima Dadald Pereira, Brazilian, an accountant. Member of Petrobras Fiscal Council (principal) since 2011. She graduated from the Vale do Rio dos Sinos University -São Leopoldo-RS. She is a postgraduate in Accounting from Vale do Itajaí University, 1990, and in Auditing and Economic Sciences at the Federal University of Santa Catarina-Florianopolis. She holds the position of Chief Economic Advisor of the Mines and Energy Ministry since August 2006, she also held the role of Special Advisor to the Mines and Energy Ministry from August 2005 to July 2006. She was a manager of the Financial Economic Department of Eletrosul Centrais Elétricas Inc from 1987 until July 2005. She was appointed the position of Accounting and Tax Expert Advisor at David Rafael Blochtein from 1973 to 1987. Independent Director by IBGC criteria.

Agnes Maria de Aragão da Costa, Brazilian, an economist. She is a senior director and senior economist at the Mines and Energy Ministry, specialized in Energy and Mining Economy. She has been involved in the elaboration of public policy recommendations and in the monitoring of these policies outcomes in the capacity of Economic Advisor for the Energy and Mines Ministry for 10 years. She has a Bachelor's degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and has a master's degree in Energy from the University of São Paulo (USP). Her professional experience also includes working in a Brazilian bank in the area of Project Finance for the energy sector. She is currently also a PhD student at the Technical University of Berlin. She is a CEAL advisor and a public oficial in Public Policy Specialty and Government Management. Independent Director by IBGC criteria.

Luiz Augusto Fraga Navarro de Britto Filho, Brazilian, lawyer. He has been the Minister of State, Chief of the Comptroller General Office (CGU) since March 2016. He graduated in Law in 1991, and got a post graduate degree in State Law in 2001, both degrees from the University of Brasilia (UnB). He has been a public taial at the Federal Senate as a legislative consultant since 2004. He is a member of the Senior Committee of the International Anti-Corruption Academy. He was a member of the Executive Committee of the International Association of Anti-Corruption Authorities. At CGU he served for about ten years, starting his career as a Deputy Comptroller of the Economic Area in 2003, and in 2006 he held the role of Secretary for Corruption Prevention and Strategic Information. He was the CGU Executive Secretary from 2006 and 2013. In 1998 still in the Federal Executive Branch, he held the positions of Public Policy and Government Management Specialist for the Ministry of Planning, Budgeting and Administration (MPOG), and between 2000 and 2002 he was a manager for the Market Regulation for the National Health Surveillance Agency (Anvisa), as well as a member of the Financial Activities Control Council (Coaf) from 2003 to 2006. He worked as a senior consultant for Veirano Advogados in the Anti-Corruption area and joined the Petrobras Board of Directors from March 2015 to March 2016. Independent Director by IBGC criteria.

César Acosta Rech, Brazilian, an economist. He has been a principal member of Petrobras Fiscal Council since April 4th 2008. An Economics graduate from the Federal University of Rio Grande do Sul, he is a Special Advisor to the Brazilian Agency for

Industrial Development-ABDI, an agency linked to the Ministry of Development, Industry and Foreign Trade-MDIC. In 2003 and 2004 he was the Director of the Small and Medium-sized Enterprises Department (MDIC) and, in the same period, he was a member of the Board of the Directors of the Special Agency of Industrial Financing from the National Bank for Economic and Social Development -BNDES/FINAME. He was the Management and Finance Director of the Support for Micro and Small Brazilian Businesses –SEBRAE/national in the years 2005 and 2006 and a BNDES Fiscal Council member between the 2007 and 2008. Also in 2007, he worked as a Senior Consultant at ABDI and, in the second half of the same year, he went on to fill the position of Institutional Relations Manager for the Brazilian Agency of Promotion of Exports and Investments -Apex-Brazil, an agency linked to the MDIC until the end of 2012. Between 2013 and 2014 he held the positions of Director of Department, General Director and Deputy Secretary of the Development and Promotion of Investment Secretariat for Rio Grande do Sul. Independent Director by IBGC criteria.

The names indicated above:

  Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.
  They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.
  They do not have relation of subordination with the Company’s related parties.

According to CVM instructions (ICVMs 480 and 481), we present below a table with the participation in the meetings during the year 2015 of the members appointed to the Fiscal Council:

YEAR 2015 (may to december)
Member of FC	Total meetings held since the tenure	% of member participation in meetings held after the tenure
Marisete Fátima Dadald Pereira	14	100%
Agnes Maria de Aragão da Costa	14	0%
César Acosta Rech	14	92.86%
Paulo José dos Reis Souza	14	92.86%

APPENDIX II

INFORMATION CONCERNING THE MEMBERS NOMINATED BY NON-CONTROLLING SHAREHOLDERS TO THE FISCAL COUNCIL

Names Indicated by the non-controlling shareholders
Name TIF	Birth Date Job	Board Job Position to be taken	Mandate Term Number of Consecutive Mandates
Reginaldo Ferreira Alexandre 003.662.408-03	Mar 7th, 1959 Economist	Fiscal Council Member by the minority shareholder (principal)	Until AGM 2017 3
Mário Cordeiro Filho 033.547.388-12	Nov 10th,1961 Economist/Accountant	Fiscal Council Member by the minority shareholder (alternate)	Until AGM 2017 3
Walter Luis Bernardes Albertoni 147.427.468-48	Sep 29th,1968 Lawyer	Fiscal Council Member by the preferred shareholder(principal)	Until AGM 2017 3
Roberto Lamb 009.352.630-04	Jun 06th, 1948 Physicist	Fiscal Council Member by the preferred shareholder (alternate)	Until AGM 2017 3

MEMBER OF THE FISCAL COUNCIL - MINORITY SHAREHOLDERS

Reginaldo Ferreira Alexandre, Brazilian, economist with 20 years of experience in investment analysis segment, having held positions of analyst, coordinator, organizer and leader of analysis teams in the banks Citibank, Unibanco, BBA (current ltaú- BBA) and ltaú Corretora de Valores. He also worked as a corporate credit analyst (Citibank) and as a consultant in strategy area (Accenture) and in corporate finance (Deloitte Touche Tohmatsu). He currently works on ProxyCon Consultoria Empresarial, a company dedicated to corporate governance and capital markets activities. Member of the Accounting Pronouncements Committee (CPC) – body responsible for developing Brazilian accounting standards - since its founding in 2005. Investment Analyst certified (CNPI) and Manager of securities accredited by CVM. Chairman of APIMEC - Association of Analysts and Capital Market Professionals and member of Fiscal Council of companies in the following sectors: food, automotive, banking , commerce (shopping centers), education, oil and gas, and petrochemical. Independent Director by IBGC criteria.

Mário Cordeiro Filho, Brazilian, economist, accountant. Postgraduate in industrial management and in controllership, MBA in corporate finance, expertise in international accounting, master's degree in accounting & actuarial. He is also a fiscal council member certified by the Brazilian Institute of Corporate Governance. He has worked in the following areas: controlling, finance and risk management in banks, insurance company, IT industry, petrochemicals, chemicals, highway concessions and audit firm. The vast majority were in public companies with shares listed on the stock exchange. He is currently a financial administrative director of APIMEC - Association of Analysts and Capital Market Professionals, alternate member of Fiscal Council of public companies and professor of university and postgraduate courses in accounting and corporate finance areas. Independent Director by IBGC criteria.

MEMBER OF THE FISCAL COUNCIL - PREFERRED SHAREHOLDERS

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from PUC-SP. Post-Graduate in Civil Procedural Law (PUC-SP/COGEAE) in Corporate Law and Tax Law (LLM lnsper). Legal Adviser of AMEC - Brazilian Association of Investors in the Capital Markets - since its foundation (2006), issuing opinions and developing institutional manifestations in defending the rights and interests of minority shareholders. Alternate counselor of the Appeal Council of the National Financial System (2012/2015). As a Lawyer, he has more than twenty years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He is currently member of Petrobras´ Fiscal Council, elected in 2013 and reelected in 2014 and 2015. Alternate member of Fiscal Council of Ser Educacional, elected in 2015. Independent Director by IBGC criteria.

Roberto Lamb, Brazilian, physicist, served as member of the Fiscal Council of several Brazilian companies, including Marcopolo, Gerdau and AES Eletropaulo. He is currently a member and chairman of Fiscal Councils of AES Tiete Energia and MARFRIG. He has Master Degree in Finance and is a professor of finance at the Federal University of Rio

Grande do Sul (UFRGS); he is the author of the Brazilian versions of the book "Financial Management Fundamentals" by Ross, Westerfield and Jordan (McGraw Hill - Bookman, 2013) and “Financial Management” by Ross, Westerfield and Jaffe (McGraw Hill -Bookman, 2015). He also led the editions of the Best Practices of the Fiscal Council and the Audit Committee guides, both published by IBGC (Brazilian Institute of Corporate Governance). Independent Director by IBGC criteria.

The names indicated above:

  Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.
  They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.
  They do not have relation of subordination with the Company’s related parties.

According to CVM instructions (ICVMs 480 and 481), we present below a table with the participation in the meetings during the year 2015 of the members appointed to the Fiscal Council:

YEAR 2015 (may to december)
Member of FC	Total meetings held since the tenure	% of member participation in meetings held after the tenure
Reginaldo Ferreira Alexandre	14	100%
Mário Cordeiro Filho	14	0%
Walter Luis Bernardes Albertoni	14	100%
Roberto Lamb	14	0%

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM V

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE

MEMBERS OF THE FISCAL COUNCIL AS WELL AS THEIR PARTICIPATION IN THE PROFITS PURSUANT TO ARTICLES 41 AND 56 OF

THE COMPANY’S BY-LAWS

Dear Shareholders,

Petrobras is making available a forecast of the compensation of management and effective members of the Fiscal Council for the current fiscal year.

The establishing of the compensation of management and effective members of the Fiscal Council, as well as their participation in the profits, in the form of articles 41 and 56 of the Company’s By-laws will be approved at an Ordinary General Meeting.

Please find attached the Appendix I with the information regarding the compensation of management and effective members of the Fiscal Council in the last fiscal years and the forecast mentioned above for the current fiscal year, according item 13 of the “Formulário de Referência” (Art.12 of CVM 481 Instruction).

Rio de Janeiro, March 28th, 2016

Aldemir Bendine
CEO

APPENDIX I

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND EFFECTIVE MEMBERS OF THE FISCAL COUNCIL

(INFORMATION ON ITEM 13 OF THE  “FORMULÁRIO DE REFERÊNCIA”, COMPLYING WITH ART. 12 OF THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (“CVM”) INSTRUCTION Nº 481/09)

13.1 –Overview of the remuneration policy or practice, including non-Executive Board

The qualitative description of the remuneration policy or practice of the Company is presented below according to body of its management, as described below.

I-       EXECUTIVE BOARD:

a.    objectives of the remuneration policy or practice:

The fixed remuneration of the Executive Board consists of monthly fees defined annually by the General Meeting in accordance with Article 152 of Law 6404 of December 15, 1976 ( "Corporations Act"). The objectives and remuneration practices aim to recognize and reward the Company's management considering the responsibility, time dedicated to the position, competence and professional reputation and the practices applied in the market by similar companies. All members of the Executive Board are statutory.

b.   Remuneration, including:

i.      description of the remuneration elements and the objectives of each one of them;

•      Salary or management fee: fixed monthly remuneration paid to the members of the Executive Board in return for services rendered, including Christmas Bonus and vacation.

•      Direct and indirect benefits: aim at the quality of life of members of the Executive Board, including housing allowances and health assistance.

•      Profit Sharing and Results ("PLR") and Performance Bonus: retribution for the efforts to build on the results achieved, in addition to motivating character for fulfillment of strategic objectives.

•      Post-retirement benefits: aim at the quality of life of members of the Executive Board, including pension plan.

•      Other: aim at the quality of life of members of the Executive Board, including the costs of the Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS).

ii. in relation to the last 3 fiscal years, the proportion of each element in total remuneration

According to the table below, the proportions of each element in total remuneration in the fiscal year ended December 31, 2015, 2014 and 2013:

Remuneration	2015	2014	2013
Monthly Fixed Remuneration
Salary or management fee	71.72%	59.23%	62.92%
Direct or Indirect Benefits	3.34%	3.56%	4.25%
Committees Participation	0.00%	0.00%	0.00%
Other	20.11%	16.76%	17.85%
Variable Remuneration
Bonus	0.00%	3.99%	4.81%
Profit Sharing	0.00%	11.60%	4.62%
Attendance to Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%

Other	0.00%	0.00%	0.00%
Post-retirement Benefits	4.83%	4.86%	5.54%
Office Termination	0.00%	0.00%	0.00%
Share-Based Remuneration	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. method of calculation and adjustment of each remuneration element

•        Salary or management fee: There is no single methodology of calculation and adjustments, because some factors are taken into account, such as: negotiation with regulators, relevant legislation, market practices of national similar companies identified through research performed by expert advice, and the value set by the General Meeting.

•        Direct and indirect benefits:

i.     The value for the housing allowance benefit is provided and defined in Decree No. 3255 of November 19, 1999, and possible adjustments depend on changes in this law. In this sense, the value is part of the overall amount of officers which is negotiated with the Department of Coordination and Governance of State Owned Enterprises ("DEST") and approved by the General Meeting.

ii.    There is no single methodology of calculation and adjustment for healthcare, because some factors are taken into account, such as negotiation with regulators and approval by the General Meeting.

•        Profit Sharing ( "PLR") and Bonus Performance: In the calculation of profit sharing and bonus performance some indicators negotiated with DEST, relevant legislation, market practices for sized domestic enterprises similar to the Company identified through research conducted by expert advice  and the value set by the General Meeting are taken into account. The variable remuneration program of Petrobras' Executive Board, which the PLR and bonus Performance ( "Variable Remuneration Program") are part of, has its payment deferred in the following four years, provided that the targets set for this are achieved . In 2013 and 2014 years, it was practiced, respectively, the payment of amounts related to 0,96x and 2.7x salaries to members of the Executive Board, according to values set by resolution of the Board of Directors. In the year 2015, there was no payment of variable remuneration.

•        Post-retirement Benefits: There is no single methodology of calculation and adjustment for the contribution to the pension plan, currently being limited to 11% of the remuneration based on the age of each Officer. In this sense, the value is part of the overall amount of officers which is negotiated with the DEST and approved by the General Meeting.

•        Other: There is  no  single  methodology of  calculation and  adjustment for  the  charges of the  Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS), which have defined rates. In this sense, the value is part of the overall amount of officers negotiated with the DEST and approved by the General Meeting.

iv. reasons that justify the remuneration

The remuneration of Petrobras managers is defined considering its financial results and seeks to promote the recognition of the Company's management efforts, and an alignment to the remuneration practices applied in the market by companies similar to Petrobras.

v. the existence of members unpaid by the issuer and the reason for this fact

Not applicable, since all members of the Executive Board are remunerated.

c.    key performance indicators that are taken into consideration in determining each remuneration element:

•              Salary or management fee: fixed remuneration not restricted by indicator.

•              Direct and indirect benefits: not restricted by indicator.

•              PLR: conditional on performance indicators negotiated with the DEST such as: Cargo Throughput, Oil and Natural Gas Production - Brazil and unit Cost if extraction without government participation.

•              Post-retirement Benefits: not restricted to indicator.

d.   how remuneration is structured to reflect the evolution of performance indicators

It is structured so that the PLR is subject to compliance to performance indicators negotiated with the DEST, such as: Cargo Throughput, Oil and Natural Gas Production - Brazil and unit Cost extraction without government participation. The number of remuneration (salaries) to be paid under the Variable Remuneration Program of Petrobras varies according to the achievement of the goals percentage, and is calculated based on the Company's results. Since 2013, this program varies approximately in the 0-35% range of the annual fixed portion of remuneration, depending on the targets set for each year.

e.    how the remuneration policy or practice aligns to the interests of the short, medium and long term issuer of the Company:

The remuneration of Petrobras managers is defined considering its financial results, as well as the promotion of the recognition of the managers and an alignment of the managers to the Company's short, medium and long term strategies, along with compliance with the targets set by the Board of Directors and indicators as Cargo Throughput, Oil and Natural Gas Production - Brazil and unit Cost extraction without government participation.

f.    existence of remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies:

Not applicable. There is no remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies of the Company.

g.    existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of the Company's control:

Not applicable. There is no remuneration or benefit linked to the occurrence of certain corporate event involving the Company.

II- BOARD OF DIRECTORS:

a.  objectives of the policy or practice:

The fixed remuneration of the Board of Directors consists of monthly fees annually defined at the General Meeting, in accordance with Article 152 of the Corporations Act. The objectives and remuneration practices are designed to recognize and remunerate officers of the Company considering the responsibility, the time devoted to the position, competence and professional reputation and the practices applied in the market by companies similar to Petrobras.

b.  Remuneration, including:

i.      description of the remuneration elements and the objectives of each;

•      Salary or management fee: fixed monthly remuneration paid to the officers as consideration for services rendered.

•      Direct or Indirect Benefits: aim at the quality of life of the officers, including health care.

•      Committees Participation: fixed monthly remuneration paid to the officers as consideration for participation in advisory committees to the Board of Directors. The monthly fees of the members of the advisory committees of the Board of Directors for participation in Committee, corresponding to 50% of the monthly fees of the Management Board Full members.

•      Post-retirement Benefits: aim at the quality of life of members of the Board of Directors, including pension plan.

•      Other: aim at the quality of life of the Officers, including Social Security (INSS) charges.

It should be noted that the sum of the amounts to be received by each Board member as remuneration, including management fees, direct and indirect benefits, remuneration for committees and other, are limited to the provisions of Law No. 9292 of July 12, 1996.

ii. in relation to the last 3 fiscal years, the proportion of each element in total remuneration

According to the table below, the proportions of each element in total remuneration in the fiscal year ended December 31, 2015, 2014 and 2013:

Remuneration	2015	2014	2013
Monthly Fixed Remuneration
Salary or management fee	77.76%	77.35%	81.36%
Direct or Indirect Benefits	0.93%	7.18%	2.46%
Committees Participation	4.76%	0.00%	0.00%
Other	16.55%	15.47%	16.18%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%

Attendance to Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Other	0.00%	0.00%	0.00%
Post-retirement Benefits	0.00%	0.00%	0.00%
Office Termination	0.00%	0.00%	0.00%
Share-Based Remuneration	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. method of calculation and adjustment of each remuneration element

•              Salary or management fee: Monthly fees of the members of the Board of Directors correspond to 10% (ten percent) of the average monthly fees received by members of the Executive Board and approved by the General Meeting, in accordance with Articles 152 and 145 of Corporations Act and law No. 9292 of July 12, 1996. There is no single method of adjustment, because factors such as: negotiation with regulators, relevant legislation, market practices for similar-sized domestic companies identified through research conducted by expert advice, and the value set by the General Meeting for members of the Executive Board, are taken into account.

•              Direct or Indirect Benefits: There is no single methodology of calculation and adjustment for health assistance, because factors such as negotiation with regulators and approval by the General Meeting are taken into account.

•              Committees Participation: As the monthly fees of the members of the Board of Directors advisory committees, due to participation in Committee, correspond to 50% of the monthly remuneration of the full members of the Board of Directors , such element is calculated in the same way of those fees.

•              Post-retirement Benefits: There is no single methodology of calculation and adjustment for the contribution to the pension plan, currently being limited to 11% of the remuneration based on the age of each Director. In this sense, the value is part of the overall amount of managers negotiated with the DEST and approved by the General Meeting.

•              Other: There is no single methodology of calculation and adjustment to the Social Security (INSS) charge, which has a defined rate. In this sense, the value is part of the overall amount of managers negotiated with the DEST and approved by the General Meeting ..

iv. reasons that justify the remuneration

Law No. 9292, of July 12, 1996 provides that the remuneration of members of mixed capital companies, such as the Company, "will not in any circumstances, exceed ten percent of the average monthly remuneration of officers of respective companies. "

Therefore, in calculating the remuneration of the Executive Board, as described above, Petrobras takes into account its financial results, as well as the promotion of the recognition of the managers’ efforts and alignment with market practices and proposes a value negotiated with the DEST, which is approved by the General Meeting.

v. the existence of members unpaid by the issuer and the reason for this fact

There are 3 unpaid members of the Board of Directors. The reason for this is that the President and the Chief Financial Officer are Full and Alternate members of the Board of Directors, respectively, however this participation is unpaid. And an Alternate Director, according to regulation of source company, is prohibited to be paid a fee for participation in the Board of Directors.

c.    key performance indicators that are taken into consideration in determining each remuneration element:

Not applicable, since the remuneration received by members of the Board of Directors is fixed, not restricted to indicator.

d.   how remuneration is structured to reflect the evolution of performance indicators

Not applicable, since the remuneration received by members of the Board of Directors is fixed, not restricted to indicator.

e.    how the remuneration policy or practice aligns to the interests of the Company's short, medium and long term issuer:

The monthly payment compensates the officers for their services and is compatible with the remuneration paid by the market, aligning to the Company's short, medium and long term short interest.

f.     existence of remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies:

Not applicable. There is no remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies of the Company.

g.     existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of the Company's control:

Not applicable. There is no remuneration or benefit linked to the occurrence of certain corporate event involving the Company.

III-FISCAL COUNCIL:

a.    objectives of the remuneration policy or practice:

The fixed remuneration of the Fiscal Council consists of monthly fees annually defined at the General Meeting in accordance with Article 152 of the Corporations Act. The objectives and remuneration practices are designed to recognize and reward the officers of the Company considering the responsibility, time dedicated to the role, competence and professional reputation and the practices applied in the market by companies similar to Petrobras.

b.   Remuneration, including:

i.      description of the remuneration elements and the objectives of each;

•      Salary or management fee: fixed monthly remuneration paid to the directors as consideration for services rendered.

•      Other: aim at quality of life, including the Social Security (INSS) charge

ii. the proportion of each element in total remuneration in the last 3 fiscal years

According to the table below, the proportions of each element in total remuneration in the fiscal years ended December 31, 2015, 2014 and 2013:

Remuneration	2015	2014	2013
Monthly Fixed Remuneration
Salary or management fee	83.33%	83.33%	83.74%
Direct or Indirect Benefits	0.00%	0.00%	0.00%
Committees Participation	0.00%	0.00%	0.00%
Other	16.67%	16.67%	16.26%
Variable Remuneration
Bonus	0.00%	0.00%	0.00%
Profit Sharing	0.00%	0.00%	0.00%
Attendance to Meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Other	0.00%	0.00%	0.00%
Post-retirement Benefits	0.00%	0.00%	0.00%
Office Termination	0.00%	0.00%	0.00%
Share-Based Remuneration	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. method of calculation and adjustment of each remuneration element

•              Salary or Management fee. The monthly fees of the members of the Fiscal Council correspond to 10% (ten percent) of the monthly fees received by members of the Executive Board and approved by the General Meeting, in accordance with Articles 152 and 145 of the Companies Law and Law No. 9292, July 12, 1996. There is no single method of adjustment, because factors such as: negotiation with regulators, relevant legislation, market practices for national companies similar to the Company identified through research conducted by expert advice, and the value set by the General Meeting for members of the Executive Board, are taken into account.

•              Other: There is no single methodology of calculation and adjustment to the Social Security (INSS) charge, which has a defined rate.

iv. reasons that justify the remuneration

Law No. 9292, of July 12, 1996 provides that the remuneration of the members of the Fiscal Council of joint stock companies such as the Company, "will not in any circumstances, exceed ten percent of the average monthly remuneration of the officers of the respective companies. "

Therefore, in calculating the remuneration of the Executive Board, as described above, Petrobras takes into account their financial results, as well as promotion of the recognition of the managers efforts and alignment with market practices and proposes a value negotiated with the DEST, and approved by the General Meeting.

v. the existence of members unpaid by the issuer and the reason for this fact

Not applicable, since all members of the Fiscal Council are remunerated.

c.    key performance indicators that are taken into consideration in determining each remuneration element:

Not applicable, since the remuneration received by the Fiscal Council members is fixed, not restricted to indicator.

d.   how remuneration is structured to reflect the evolution of performance indicators

Not applicable, since the remuneration received by the Fiscal Council members is fixed, not restricted to indicator.

e.    how the remuneration policy or practice aligns the interests of the Company’s short, medium and long term issuer:

The monthly payment compensates the directors for their services and is compatible with the remuneration paid by the market, aligning to the Company’s short, medium and long term interests.

f.    existence of remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies:

Not applicable. There is no remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies of the Company.

g.    existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of the Company's control:

Not applicable. There is no remuneration or benefit linked to the occurrence of certain corporate event involving the Company.

IV  -  AUDIT  COMMITTEE,  SAFETY,  ENVIRONMENT  AND  HEALTH  COMMITTEE  REMUNERATION  AND SUCCESSION COMMITTEE, STRATEGIC COMMITTEE AND FINANCIAL COMMITTEE:

a.     objectives of the remuneration policy or practice:

There are five (5) statutory committees linked to the Board of Directors in the Company, namely the Audit Committee, the Safety, Environment and Health Committee, the Remuneration and Succession Committee, the Strategic Committee and the Finance Committee. These committees are composed of members of the Board of Directors and / or market people of proven experience and expertise.

The monthly fees of the members of the Board of Directors Advisory Committees, by participation in Committee, correspond to 50% of the monthly fees of the Full Members of the Board of Directors. Even with the participation of Full and Alternate members of the Board of Directors in their respective committees, the remuneration limit set by Law No. 9292, of July 12, 1996 ("Law No. 9292"), is not exceeded.

As directed by the Department of Coordination and Governance of State Owned Enterprises, the remuneration for participation in the Board of Directors Advisory Committees should not be included in the overall remuneration of managers approved at the Meeting.

b.     Remuneration, including:

i.             description of the remuneration elements and the objectives of each;

Fees: fixed monthly remuneration paid to the members of the Board of Directors Advisory Committees.

ii.            what is the proportion of each element in total remuneration

Fees: 100%.

iii.            method of calculation and adjustment of each remuneration element

The monthly fees of the members of the Board of Directors Advisory Committees, by participation in Committee, correspond to 50% of the monthly fees of the Full Members of the Board of Directors, and is therefore linked to the adjustment of such fees, as described above. Even with the participation of Full and Alternate members of the Board of Directors in the respective committees, the remuneration limit set by Law No. 9292 would not be exceeded.

iv.           reasons that justify the remuneration

Remuneration is awarded by decision of the Board of Directors.

v. the existence of members unpaid by the issuer and the reason for this fact

Currently seven members of the Board of Directors Advisory Committees are not paid, given that the sum of the amounts to be received  by  each  Board  member  as  remuneration,  including  management  fees,  direct  and  indirect  benefits,  remuneration  by committees and other holdings, are limited to the provisions of Law No. 9292 of July 12, 1996. However, this situation may change during the year.

c.     key performance indicators that are taken into consideration in determining each remuneration element:

Not applicable, since the remuneration received is fixed, not restricted to indicator.

d.     how remuneration is structured to reflect the evolution of performance indicators

Not applicable, since the remuneration received is fixed, not restricted to indicator.

e.     how the remuneration policy or practice aligns to the Company’s short, medium and long term interests:

Fees: fixed remuneration not restricted to indicator. The monthly fees of the members of the advisory committees of the Board of Directors for participation in Committee, correspond to 50% of the monthly fees of the Full Members of the Board of Administration.

It should be noted that the sum of the amounts to be received by each Board member as remuneration, including management fees, direct and indirect benefits, remuneration for committees and other, are limited to the provisions of Law No. 9292 of July 12, 1996.

The fixed monthly remuneration rewards members of the Advisory Committees of the Board of Directors for their services and is compatible with the remuneration paid by the market, aligning the Company’s short, medium and long term interest.

f.     existence of remuneration supported by subsidiaries, affiliates or direct or indirect controlling companies:

Not applicable. There is no remuneration supported by our subsidiaries or direct or indirect controlling companies.

g.     existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of the Company's control:

Not applicable. There is no remuneration or benefit linked to the occurrence of certain corporate event involving the Company.

13.2 –Total remuneration of the Board of Directors, Executive Board and Fiscal Council

Total remuneration planned for the current fiscal year ending on 31/12/2016 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	18.75	8.00	5.00	31.75
No. of paid members	18.00	8.00	5.00	31.00
Annual fixed remuneration
Salary or management fee	2,307,863.59	12,382,108.92	712,031.03	15,402,003.54
Direct and indirect benefits	132,646.07	990,491.14	0.00	1,123,137.21
Committees Participation	367,372.88	0.00	0.00	367,372.88
Other	578,000.45	3,851,874.46	142,406.21	4,572,281.12
Description of other fixed remuneration	Values included in field “Other” refer to Social Security (INSS) charge.	Values included in field “Other” refer to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) charges.	Values included in field “Other” refer to Social Security (INSS) charge.
Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable remunerations
Post-retirement	214,765,79	1,239,585.59		1,454,351.38
Office termination	1,484,556.77	6,878,670.05	0.00	8,363,226.82
Share-based	0.00	0.00	0.00	0.00

Remark

The President and Financial Officer are the Full and Alternate members of the Board of Directors, respectively. However, this is not a paid position.

Amounts and quantitative considered as of March are estimates.

Amounts correspond to period of January to December 2016, and are estimates as of March.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

Members of Board of Directors and Fiscal Council do not receive paid vacation.

As directed by the Department of Coordination and Governance of State Companies (“DEST”), of the Ministry of Planning, Budget and Management, by means of Official Notice no. 30/DEST-MP, de

26/01/2016, the pension provision for the Board of Directors it was included in the total amount of the management proposed for deliberation at Petrobras’s shareholders’ General Meeting in

2016.

The Extraordinary General Meeting of Petrobras, to be held on 04.28.2016, shall decide on the overall management remuneration (Executive Board and Board of Directors) for the period of April

2016 to March 2017.

The Extraordinary General

Meeting of Petrobras held on

01.07.2015, approved the increase in the overall remuneration of Petrobras’s management to hold, within the overall limit set by the General Meeting of Shareholders on 29.4.2015, the new composition of the Board of Directors. The proposal envisages the creation of substitutes for members of the Board of Directors. The Board of Directors will be composed of 10 members and 10 alternate members.

As directed by the Department of Coordination and Governance of State Companies, the remuneration for participation in the Board of Directors Advisory Committees should not be included in the overall remuneration of managers approved at the Meeting.

The overall limit of remuneration of Directors presented here includes the position of deputies of the Directors , as currently provided for in the Bylaws . The Extraordinary General Meeting (EGM ) to be held on the same

Amounts and quantitative considered

as of March are estimates.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

The variation between the total remuneration expected for the 2016 fiscal year (January to December

2016) in relation to the total remuneration actually held in the

2015 fiscal year (January to December 2015) includes the following factor:

1) Readjustment to the monthly fees of the members of the Executive Board corresponding to the IPCA (provided by the Central Bank for the period of April / 15 to March / 16). The adjustment proposal to be decided by the Extraordinary General Meeting on 04.28.2016, will be effective from 1.4.2016.

The Extraordinary General Meeting of Petrobras, to be held on

04.28.2016, shall decide on the overall management remuneration (Executive Board and Board of Directors) for the period of April

2016 to March 2017.

Values included in field “Office termination” refer to paid quarantine and charges. At the General Meeting, to be held on 04.28.2016, the inclusion of quarantine in the Articles of Constitution will be appreciated, under the Law. 12813 /

2013, which deals with the conflict of interest in the exercise of position or use of the Federal Executive Branch and subsequent impediments to the exercise of public office or position. The paid quarantine will be calculated by multiplying by six months, the monthly fee of the officers.

Amounts and quantitative

considered as of March are estimates.

Amounts correspond to period of January to December 2016, and are estimates as of March.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

Members of Board of Directors and Fiscal Council do not receive paid vacation.

The Extraordinary General Meeting of Petrobras, to be held on 04.28.2016, shall decide on the overall management remuneration (Executive Board and Board of Directors) for the period of April

2016 to March 2017.

Values included in field “Office termination” refer to paid quarantine and charges. At the General Meeting, to be held on

04.28.2016, the inclusion of quarantine in the Articles of Constitution will be appreciated, under the Law. 12813 / 2013, which deals with the conflict of interest in the exercise of position or use of the Federal Executive Branch and subsequent impediments to the exercise of public office or position. The paid quarantine will be calculated by multiplying by six months, the monthly fee of the officers.

Total remuneration	5.085.205,55	25.342.730,16	854.437,24	31.282.372,95

Total remuneration of the fiscal year ended on 31/12/2015 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	13.67	8.00	5.00	26.67
No. of paid members	11.33	8.00	5.00	24.33
Annual fixed remuneration
Salary or management fee	1,350,364.39	12,191,868.99	652,510.35	14,194,743.73
Direct and indirect benefits	16,235.32	567,735.25	0.00	583,970.57
Committees Participation	82,675.70	0.00	0.00	82,675.70
Other	287,355.72	3,418,828.55	130,502.01	3,836,686.28
Description of other fixed remuneration

As directed by the Department of

Coordination and Governance of State Companies (“DEST”) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in

2014. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the Petrobras General

Meeting. At the Extraordinary

General Meeting ( “AGE”) of April

29, 2015 the inclusion of the respective charges was maintained.

As directed by the Department of

Coordination and Governance of State Companies (“DEST”) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in

2014. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the Petrobras

General Meeting. At the Extraordinary General Meeting ( “AGE”) of April 29, 2015 the inclusion of the respective charges was maintained.

As directed by the Department of

Coordination and Governance of State Companies (“DEST”) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in 2014. These charges were already practiced by the Company but were not explicit in the amounts previously approved by the Petrobras General Meeting. At the Extraordinary General Meeting ( “AGE”) of April 29,

2015 the inclusion of the respective charges was maintained.

Variable Remuneration
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00

Description of other variable remunerations
Post-retirement	0.00	820,869.97	0.00	820,869.97
Office termination	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00
Remark

The President and Financial Officer

are the Full and Alternate members of the Board of Directors, respectively. However, this is not a paid position.

Amounts and quantitative considered as of March are estimates.

Amounts correspond to the period of January to December 2015, and are estimates as of March.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

Members of Board of Directors and Fiscal Council do not receive paid vacation.

The extraordinary general meeting held on 29/04/2015, approved management overall remuneration (Executive Board and Board of Directors) for the period of April

2015 to March 2016.

The Extraordinary General Meeting of Petrobras held on 01.07.2015, approved the increase in the overall remuneration of Petrobras’s management to hold, within the overall limit set by the General Meeting of Shareholders on

29.4.2015, the new composition of the Board of Directors. The proposal envisages the creation of substitutes for members of the Board of Directors. The Board of Directors will be composed of 10 members and

10 alternate members.

As directed by the Department of Coordination and Governance of State Companies, the remuneration for participation in the Board of Directors Advisory Committees should not be included in the overall remuneration of managers approved at the Meeting.

Amounts and quantitative considered

as of March are estimates.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

The variation between the total compensation expected for the 2015 fiscal year (January to December

2015) in relation to the total remuneration actually held in the year 2014 (January to December

2014) include the following:

1) Readjustment of monthly fees of members of the Executive Board at the rate of 8,09%, corresponding to IPCA (provided by Central Bank for the period of April/14 to March/15). The 8.09% adjustment proposal resolved by the Extraordinary General Meeting held on 04.29.2015, will be effective from 4.1.2015.

2) For 2015, the estimated amount contemplates eight officers, while seven in 2014.

3) As disclosed in the Manual for participation of shareholders, contained in section II of the notice of the Extraordinary General Meeting, it was used the balance of the total amount of officers approved by the AGE in 2014 for the non- recurring expense payment in the estimated amount of R $

1,431,017.29, which covers payment of housing allowance, airfare and vacation balance for the years 2011 and 2012. Petrobras clarifies that the use of the balance of the total amount of officers had a favorable opinion of the Ministry of Mines and Energy and the Department of Coordination and Governance of State Owned Enterprises.

The extraordinary general meeting held on 29/04/2015, approved management overall remuneration (Executive Board and Board of Directors) for the period of April

2015 to March 2016.

Amounts and quantitative

considered as of March are estimates.

Amounts correspond to the period of January to December 2015, and are estimates as of March.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

Members of Board of Directors and Fiscal Council do not receive paid vacation.

The extraordinary general meeting held on 29/04/2015, approved management overall remuneration (Executive Board and Board of Directors) for the period of April

2015 to March 2016.

Total remuneration	1,736,631.13	16,999,302.76	783,012.36	19,518,946.25

Total remuneration of the fiscal year ended on 31/12/2014 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	10.00	7.00	5.00	22.00
No. of paid members	9.00	7.00	5.00	21.00
Annual fixed remuneration
Salary or management fee	1,087,611.04	9,137,494.32	604,228.35	10,829,333.71
Direct and indirect benefits	101,003.70	549,352.98	0.00	650,356.68
Committees Participation	0.00	0.00	0.00	0.00
Other	217,521.90	2,585,438.86	120,845.49	2,923,806.25
Description of other fixed remuneration

As directed by the Department of

Coordination and Governance of State Companies (DEST) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in

2014. These charges were practiced by the Company but were not explicit in the amounts previously approved by the AGM of Petrobras.

There was no payment of remuneration for Committees Participation in the year 2014.

As directed by the Department of

Coordination and Governance of State Companies (DEST) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in 2014. These charges were practiced by the Company but were not explicit in the amounts previously approved by the AGM

of Petrobras.

As directed by the Department of

Coordination and Governance of State Companies (DEST) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in

2014. These charges were practiced by the Company but were not explicit in the amounts previously approved by the AGM of Petrobras.

Variable Remuneration
Bonus	0.00	615,857.42	0.00	615,857.42
Profit sharing	0.00	1,790,352.98	0.00	1,790,352.98
Attendance in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable remunerations
Post-retirement	0.00	749,792.30	0.00	749,792.30
Office termination	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00

Remark

The President is also a member of

the Board of Directors of the Company. However, this participation was not paid.

In compliance with law no. 12,353 of 28/12/2010, Petrobras changed its Articles of Incorporation and elected on 19/03/2012 the representative of employees in the Board of Directors; so the number of members increased from 9 to 10.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

Members of Board of Directors and Fiscal Council do not receive paid vacation.

The extraordinary general meeting

held on 28/02/2012, changed the Company’s Articles of Incorporation increasing the number of members of the Executive Board.

The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.

The differences between the total remuneration under the Company's Reference Form filed in 2014 to fiscal year 2014 (January to December 2014, R$

19,355,281.75)) compared to the total remuneration carried (R$

17,559,499 34) for that year occurred mainly due to the forecast of 8 officers for 2014 (average of

7.67 officers, since from March values were estimated) while it effectively comprised of 7 officers.

Members of Board of Directors and Fiscal Council do not receive paid vacation. The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.
Total remuneration	1.406.136,64	15.428.288,86	725.073,84	R$17.559.499,34

Total remuneration of the fiscal year ended on 31/12/2013 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	10.00	7.00	5.00	22.00
No. of paid members	9.00	7.00	5.00	21.00
Annual fixed remuneration
Salary or management fee	1,032,170.76	8,251,108.87	594,761.32	9,878,040.95
Direct and indirect benefits	31,266.90	557,575.19	0.00	588,842.09
Committees Participation	0.00	0.00	0.00	0.00
Other	205.220,28	2.340.366,04	115.461,34	2.661.047,66
Description of other fixed remuneration

As directed by the Department of

Coordination and Governance of State Companies (DEST) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in 2014. These charges were practiced by the Company but were not explicit in the amounts previously approved by the AGM

of Petrobras.

There was no payment of remuneration for Committees Participation in the year 2013.

As directed by the Department of

Coordination and Governance of State Companies (DEST) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP,

21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in 2014. These charges were practiced by the Company but were not explicit in the amounts previously approved by the AGM

of Petrobras.

As directed by the Department of

Coordination and Governance of State Companies (DEST) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST- MP, 21/01/2014, the charges related to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS) were included in the overall amount for the management for approval in the Shareholders General Meeting in

2014. These charges were practiced by the Company but were not explicit in the amounts previously approved by the AGM of Petrobras.

Variable Remuneration	0.00
Bonus	0.00	631,267.51	0.00	631,267.51
Profit sharing	0.00	606,016.82	0.00	606,016.82
Attendance in meetings	0.00	0.00	0.00	0.00

Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable remunerations
Post-retirement	0.00	727,027.58	0.00	727.027,58
Office termination	0.00	0.00	0.00	0.00
Share-based	0.00	0.00	0.00	0.00
Remark	The President is also a member of the Board of Directors of the Company. However, this participation was not paid. Thus, in the amount for the Board of Directors, 9 are considered paid members. In compliance with law no. 12,353 of 28/12/2010, Petrobras changed its Articles of Incorporation and elected on 19/03/2012 the representative of employees in the Board of Directors; so the number of members increased from 9 to 10. The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016. Members of Board of Directors and Fiscal Council do not receive paid vacation.	The extraordinary general meeting held on 28/02/2012, changed the Company’s Articles of Incorporation increasing the number of members of the Executive Board. The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016.	The number of members was calculated as specified in Official Notice CVM/SEP/Nº02/2016. Members of Board of Directors and Fiscal Council do not receive paid vacation.	-
Total remuneration	1,268,657.94	13,113,362.01	710,222.66	15,092,242.61

13.3 –Variable remuneration of the Board of Directors, Executive Board and Fiscal Council

Variable Remuneration estimated for the current financial year - 2016
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	0.00	8.00	0.00	8.00
No. of paid members (1)	0.00	0.00	0.00	0.00
Bonus
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Planned amount in the remuneration plan if the targets are met	0.00	0.00	0.00	0.00
Profit Sharing
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Planned amount in the remuneration plan if the targets are met	0.00	0.00	0.00	0.00

Remarks:

(1)                  Corresponds to the number of officers and directors, as applicable, to which can be attributed variable remuneration in the year, pursuant to Official Notice CVM/SEP/N.º 02/2016.

Financial Year ended on December 31, 2015
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	0.00	8.00	0.00	8.00
No. of paid members (1)	0.00	0.00	0.00	0.00
Bonus
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Planned amount in the remuneration plan if the targets are met	0.00	0.00	0.00	0.00
Amount effectively recognized as income for the year
Profit Sharing	0.00	0.00	0.00	0.00
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Planned amount in the remuneration plan if the targets are met	0.00	0.00	0.00	0.00
Amount effectively recognized as income for the year

Remarks:

(1)   Corresponds to the number of officers and directors, as applicable that received variable remuneration recognized in the issuer's income for the year, pursuant to CVM / SEP / No. 02/2016.

Financial Year ended on December 31, 2014 (1)
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	0.00	7.00	0.00	7.00
No. of paid members (2)	0.00	7.00	0.00	7.00
Bonus
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	615,857.42	0.00	615,857.42
Planned amount in the remuneration plan if the targets are met	0.00	615,857.42	0.00	615,857.42
Amount effectively recognized as income for the year	0.00	615,857.42	0.00	615,857.42
Profit Sharing
Minimum amount estimated by remuneration plan	0.00	994,640.54	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	1,790,352.98	0.00	1,790,352.98
Planned amount in the remuneration plan if the targets are met	0.00	1,790,352.98	0.00	1,790,352.98
Amount effectively recognized as income for the year (3)	0.00	1,790,352.98	0.00	1,790,352.98

Remarks:

(1)                  Variable Remuneration Plan of the Company was changed in 2014, having been provided for new conditions and calculation methods for the installments of variables remuneration granted to managers.

(2)                  Corresponds to the number of officers and directors, as applicable that received variable remuneration recognized in the issuer's income for the year, pursuant to CVM / SEP / No. 02/2016.

(3)                  The amounts considered are related to the 1st installment of the Variable Remuneration Program 2013, as approved by the Extraordinary General Meeting of  Petrobras 02/04/2014.

Financial Year ended on December 31, 2013
	Board of Directors	Executive Board	Fiscal Council	Total
No. of members	0.00	7.00	0.00	7.00
No. of paid members (1)	0.00	7.00	0.00	7.00
Bonus
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	(2) [1],[4][0][6],[4][2][6].[1][6]	0.00	1,406,426.16
Planned amount in the remuneration plan if the targets are met	0.00	631,267.51	0.00	631,267.51
Amount effectively recognized as income for the year	0.00	631,267.51	0.00	631,267.51
Profit Sharing
Minimum amount estimated by remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated by remuneration plan	0.00	1,406,426.16(2)	0.00	1,406,426.16
Planned amount in the remuneration plan if the targets are met	0.00	606,016.82	0.00	606,016.82
Amount effectively recognized as income for the year	0.00	606,016.82	0.00	606,016.82

Remarks:

(1)                  Corresponds to the number of officers and directors, as applicable that received variable remuneration recognized in the issuer's income for the year, pursuant to CVM / SEP / No. 02/2016.

(2)                  The above values are identical to each other because there was a single definition of value for the variable remuneration plan, which, in turn, comprised the mechanisms of bonus Performance and Profit Sharing, which had different performance indicators.

13.4 –Share- based remuneration plan of the Board of Directors and Executive Board

Not applicable, since the Company does not pay Share-Based Remuneration.

13.5 – Share-Based Remuneration of Board of Directors and Executive Board

Not applicable, since the Company does not pay share-based remuneration.

13.6 –Details of outstanding options held by the Board of Directors and the Executive Board

Not applicable, since the Company does not pay share-based remuneration.

13.7 – Options exercised and shares delivered related to share -based remuneration of the Board of Directors and Executive Board

Not applicable, since the Company does not pay share-based remuneration.

13.8 – Information necessary to understand the data disclosed in items 13.5 to 13.7 - pricing method of value of shares and options

a.             Pricing model

Not applicable, since the Company does not have a remuneration plan based on shares.

b.            Data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, option life, expected dividends and interest rate free of risk

Not applicable, since the Company does not have a remuneration plan based on shares.

c.             Method used and the assumptions made to incorporate the expected effects of early exercise

Not applicable, since the Company does not have a remuneration plan based on shares.

d.            Determination of expected volatility

Not applicable, since the Company does not have a remuneration plan based on shares.

e.             If any other characteristic of the option was incorporated into the determination of its fair value

Not applicable, since the Company does not pay share-based remuneration.

13.9  –Investments in  shares, quotas and other  convertible securities, held  by  managers and  tax advisers – according to body

Company-Issued Securities on 31/12/2015

Executive Board
Type of Securities	Amount
FGTS share	10,403
Investment Funds share	0
Common Shares	843
Preferred Shares	28,943

Board of Directors
Type of Securities	Amount
FGTS share	548
Investment Funds share	2,158
Common Shares	100
Preferred Shares	40,472

Fiscal Council
Type of Securities	Amount
FGTS share	0
Investment Funds share	536
Common Shares	5,000
Preferred Shares	8,471

The members of the Board of Directors, Executive Board or the Fiscal Council, in the closing date of the last fiscal year did not hold, directly or indirectly, shares or quotas, in Brazil or abroad, or other securities convertible into shares or quotas, issued by the Company or its direct or indirect subsidiaries and / or controlling companies or under common control companies, in the closing date of the last fiscal year, other than those listed in the tables above.

13.10 –Information on pension plans for members of the Board of Directors and executive officers

	Board of Directors	Executive Board
No. of members	Not applicable	8
No. of paid members		6
Name of plan	Petros 2, Petros and Private Pension
Amount of management members entitled to retirement

Given that Petrobras managers are of statutory nature and

therefore can be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, there is no consideration as to the amount or conditions of early retirement.

Conditions for early retirement

Given that Petrobras managers are of statutory nature and

therefore can be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, there is no consideration as to the amount or conditions of early retirement.

Updated cumulative value of accumulated contributions until the close of the last fiscal year, deduct of the portion relating to contributions made directly by the managers	Not applicable	R$ 820,869.97
Updated cumulative value of contributions made during the last fiscal year, deduct of the portion relating to contributions made directly by the managers	Not applicable	R$ 820,869.97
Possibility of early redemption and conditions

Pension plans have specific conditions and rules for early

redemption, among them the possibility of redemption of only part of the contributions made by the participants. In general, if the manager wishes to carry out redemption, which can only be achieved by termination of his relationship with the Company, he will receive a portion of the balance related to his share of contribution and cannot be redeemed figures related to the amounts contributed for the company. The alternative to redemption is self sponsorship, which allows the receipt of the benefits under the plan, without the impacts that would be produced by the loss of the bond and the remuneration paid.

13.11 – Maximum, minimum and average individual remuneration of the Board of Directors, the Executive Board and the Fiscal Council

Annual Amounts

		Executive Board			Board of Directors			Fiscal Council
	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013
No. of members	8.00	7.00	7.00	13,67	10.00	10.00	5.00	5.00	5.00
No. of paid members	8.00	7.00	7.00	11,33	9.00	9.00	5.00	5.00	5.00
Value of higher pay (Reais)	2,168,850.76	2,649,793.98	2,183,133.37	156,602.47	186,019.09	155,457.81	156,602.47	145,014.77	137,657.82
Value of lower pay (Reais)	305,461.68	2,030,751.74	1,608,757.95	156,602.47	145,014.77	137,657.81	156,602.47	145,014.77	137,657.82
Average Value of pay (Reais)	2,124,912.84	2,204,041.27	1,873,337.43	153,277.24	156,237.40	140,961.99	156,602.47	145,014.77	142,044.53

Executive Board
31/12/2015

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated considering the remuneration effectively recognized in income, considering that all members have acted at least twelve (12) months in the position.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during 9 (nine) months of the financial year.

31/12/2014

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

31/12/2013

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

Board of Directors
31/12/2015

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

31/12/2014	- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016. - The President was also a member of the Board of Directors of the Company. However, his

participation was not paid. Thus, in the amount for the Board of Directors are considered 9.00 paid members.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

31/12/2013

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The President was also a member of the Board of Directors of the Company. However, his participation was not paid. Thus, in the amount for the Board of Directors are considered 9.00 paid members.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

Fiscal Council
31/12/2015

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

31/12/2014

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

31/12/2013

- The number of members of each body was determined as specified in Official Notice CVM/SEP/Nº02/2016.

- The amount of the lowest annual individual remuneration was calculated with the exclusion of members who exercised for less than twelve (12) months on the job.

- To inform the higher pay, we consider all remuneration recognized in income for the year, and the member holding the highest individual remuneration exercised his duties during the 12 (twelve) months of the financial year.

13.12 –Mechanisms of remuneration or compensation for managers in case of removal from office or retirement

As of the date hereof, there were no contractual arrangements, insurance policies for the Company's management in the event of dismissal or retirement.

For details on the insurance policies involving the payment or reimbursement of expenses incurred by the Company's management, see section 11.12 of the Company's Reference Form.

At the General Meeting, to be held on 04.28.2016, the inclusion of quarantine in the Articles of Constitution will be appreciated, under the Law. 12813 / 2013, which deals with the conflict of interest in the exercise of position or use of the Federal Executive Branch and subsequent impediments to the exercise of public office or position.

The paid quarantine will be calculated by multiplying by six months, the monthly fee of the officers.

13.13 – Percentage of total remuneration held by managers and members of the Board of Directors, Executive Board or fiscal council that are parties related to the controlling companies

	Executive Board	Board of Directors	Fiscal Council
2013	0%	33.33%	0%
2014	0%	33.33%	0%
2015	0%	0%	0%

13.14 –Remuneration of officers and members of the Fiscal Council, grouped by body, received for any reason other than the position they hold

There was no payment, in the three (3) fiscal years, of remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council for any reason other than the position they hold.

13.15 – Remuneration of officers and Fiscal Council members recognized in the income of the direct or indirect affiliates, companies under common control and subsidiaries

In relation to three (3) fiscal years, there are no amounts recognized in the results of the Company's controlling companies, direct or indirect, companies under common control and subsidiaries, as remuneration for members of the Board of Directors, the Executive Board or the Fiscal Council, even if unrelated to the position of member of the Company.

13.16 –Other relevant information

The information for the years 2013 to 2015 correspond to the period of the fiscal year, ie from January to December, having no correlation, consequently, to the amount that is approved at the Annual General Meeting ( "AGO"), which corresponds to the period of April to March of the following year.

In the information for the year 2016, from January to December, the quantitative indicators and values taken into account in the calculations, from the month of March, are estimates. The Extraordinary Shareholders' Meeting of April 29, 2015, approved the management overall remuneration (Executive Board and Board of Directors) for the period of April 2015 to March 2016.

As directed by the Department of Coordination and Governance of State Companies (“DEST”) of the Ministry of Planning, Budget and Management, by means of Official Notice no. 05/DEST-MP, 21/01/2014, it were included in the overall amount of officers proposed from the 2014 AGO, the charges relative to Government Severance Indemnity Fund for Employees (FGTS) and Social Security (INSS). These charges were practiced by the Company but were not explicit in the amounts previously approved by Petrobras General Meeting.

The Extraordinary General Meeting of Petrobras held on July 1, 2015, approved the increase of the overall remuneration of Petrobras's management to hold, within the overall limit set by the Shareholders' General Meeting on April 29, 2015, the new composition of the Board of Directors.

The overall limit of remuneration of Directors presented here includes the position of deputies of the Directors , as currently provided for in the Bylaws . The Extraordinary General Meeting (EGM ) to be held on the same day of the Annual General Meeting (AGM ), however, is being proposed amendment to the Bylaws to remove the prediction of alternate members to the Board of Directors. If the EGM approves the end of the figure of the alternates of the Directors , by consequence there will be no payment of compensation to alternate this Board in the near term.

APPENDIX II

MANAGEMENT REMARKS ABOUT THE COMPANY'S FINANCIAL STATUS, IN COMPLIANCE WITH ART. 9 OF CVM INSTRUCTION NO. 481/09

10. Remarks made by the officers

10.1.   The officers must comment on:

The financial information included in this Reference Form, except as expressly provided, refers to the Company's consolidated financial statements for fiscal years ended December 31, 2013, 2014 and 2015.

a. general financial and asset conditions

The Company's officers declare that the Company's financial strategy is focused on the return of the net financial leverage (Net Debt/(Net Debt + Equity) and the Net Debt/LTM Adjusted EBITDA ratio to appropriate ranges, maintaining the capital cost as low as possible, given the current financial environment.

With respect to the Company's equity conditions, on December 31, 2015, the consolidated equity was BRL 257,930 million, compared to BRL 310,722 million on December 31, 2014; BRL 349,334 million on December 31, 2013; and BRL 330,775 million on December 31, 2012. The Company's officers declare that the changes in the Company's equity described above took place mainly due to the results obtained in the respective fiscal years; the allocation of results; and the impacts of cash flow hedge on exports and of the actuarial review on other comprehensive results.

On December 31, 2015, the net debt of the Company (defined as debt minus cash and cash equivalents, including federal government securities and time deposits with maturities greater than three months) was BRL 391,962 million, compared to BRL 282,089 million on December 31, 2014; BRL 221,563 million on December 31, 2013; and BRL 147,817 million on December 31, 2012. The Company's officers declare that the increase in the Company's net debt was due to: the effect of the exchange rate variation on the foreign currency debt; the use of funds in investment activities in amounts greater than the funds generated by operating activities; and payment of interests and dividends, which in turn impacted the net financial leverage of the Company, represented by the Net Debt/(Net Debt + Equity) ratio, which was 60% on December 31, 2015, compared to 48% on December 31, 2014; 39 % on December 31, 2013; and 31% on December 31, 2012. The Company's officers also declare that the 29% change in the Company's net financial leverage between December 31, 2012 and December 31, 2015 was due to the net debt increase and the equity decrease verified for the period.

In 2015, the Company reported an Adjusted EBITDA of BRL 73,859 million, compared to the BRL 59,140 million, BRL 62,967 million and BRL 53,439 million recorded in 2014, 2013 and 2012, respectively. For information on the Adjusted EBITDA of the Company and reconciliation of said measure [not defined by International Financial Reporting Standards (IFRS)] with the Company's financial statements, see section 3.2 of this Reference Form. The Company's officers declare that said variation in the Company's Adjusted EBITDA had an impact on the Net Debt/Adjusted EBITDA ratio of the Company, which went from 2.77 on December 31, 2012 to 3.52 on December 31, 2013; 4.77 on December 31, 2014; and 5.31 on December 31, 2015 (note that on December 31 the nomenclature for the indicator is Net Debt/LTM Adjusted EBITDA). For information on the aforementioned index, see items 3.7 and 3.9 of this Reference Form.

In addition, the Company's officers point out that the development of new projects in the oil and gas industry involves long maturity periods and intensive use of financial resources, causing the Company's investments to be greater than the operating cash generated during certain periods . If oil prices are maintained at current levels for a long period, this may also impact the operating cash generation capacity. Thus, the Company's officers declare that the Company may temporarily endure the worsening of these indicators, until investments start generating cash and/or other adjustments are made as a result of the ongoing revision of the Business and Management Plan.

On December 31, 2015, the current liquidity ratio of the Company (meaning the ratio obtained by dividing current assets by current liabilities) was 1.52, compared to 1.63 on December 31, 2014; 1.49 on December 31, 2013; and 1.70 on December 31, 2012. The Company's officers said that the drop in the liquidity ratio by December 31, 2015 was mainly due to the higher relative increase in current liabilities (35%) compared to current assets (26%), with highlight to the increase in the current portion of long-term debt, affecting the financing balance in current liabilities.

The Company's officers declare that throughout 2015, the Company used traditional sources of financing (Export Credit Agency - ECAs, banking system, capital market and development banks) to raise the funds required for the rolling of the debt and financing of its investments. In 2016, the Company expects to have the funds generated by the disinvestment program, in addition to the traditional sources of funding and new markets to meet its liquidity needs.

b. capital structure

The table below shows the capital structure of Petrobras, representing the funding patterns of its operations:

In millions of Brazilian Reals (BRL)	On December 31
	2013	2014	2015
Equity (Own Capital)	349,334	310,722	257,930
Current Liabilities + Non current Liabilities (Third- Party Capital)	403,633	482,653	642,205
Total Liabilities (Third-Party Capital + Equity)	752,967	793,375	900,135
Third-Party Capital / Total Liabilities	54%	61%	71%
Equity / Total Liabilities	46%	39%	29%

c.          payment capacity regarding financial undertakings

The Company's officers declare that, in the fiscal years ended December 31, 2015, 2014 and 2013, the Company used the funds provided by its operating cash generation and borrowings, with the main purpose of meeting the debt service obligations and financing investments in business areas.

The following is the capital structure of Petrobras in net terms, including information on cash and cash equivalents of the Company in the last three fiscal years:

In millions of Brazilian Reals (BRL)	On December 31
	2013	2014	2015
Equity (Own Capital)	349,334	310,722	257,930
Current Liabilities + Noncurrent Liabilities (Third- Party Capital)	403,633	482,653	642,205
Cash and cash equivalents and marketable securities*	46,257	68,946	100,887
Net Third-Party Capital	357,376	413,707	541,318
Total Net Liabilities (Net Third-Party Capital + Equity)	706,710	724,429	799,248
Net Third-Party Capital / Total Net Liabilities	51%	57%	68%
Equity / Total Net Liabilities	49%	43%	32%

* Federal government securities and time deposits (maturity longer than three months).

The Company believes that through its cash and cash equivalents, including federal government securities and time deposits with maturities longer than three months, of BRL 100,887 million on December 31, 2015; the operating cash generation; the funds from disinvestments; and access to traditional sources of funding, it will succeed in maintaining its payment capacity in relation to commitments undertaken without any compromise of its financial health.

On December 31, 2015, the Company had cash and cash equivalents of BRL 97,845 million which, with federal government securities and Time Deposits with maturities greater than three months of BRL 3,042 million, added up to BRL 100,887 million. On the same date, the Company had a Net Debt/EBITDA ratio of 5.31x.

On December 31, 2014, the Company had cash and cash equivalents of BRL 44,239 million which, with federal government securities and Time Deposits with maturities greater than three months of BRL 24,707 million, added up to BRL 68,946 million. On the same date, the Company had a Net Debt/EBITDA ratio of 4.77x.

On December 31, 2013, the Company had cash and cash equivalents of BRL 37,172 million which, with federal government securities and Time Deposits with maturities greater than three months of BRL 9,085 million, added up to BRL 46,257 million. On the same date, the Company had a Net Debt/EBITDA ratio of 3.52x.

d. financing sources for working capital and investment on non-current assets used

The Company's Officers commented that the sources of funds used by the Company in the last three fiscal years were operating cash flow, loans and financing, issuance of non-convertible securities issued in the capital markets and sale of investments.

Operating activities arising from continuing operations generated R$ 86.407 billion cash flow in 2015, compared to R$ 62.241 billion in 2014 and R$ 56.210 billion in 2013.

In 2013, the operating cash flow showed a 4% increase compared to 2012, excluding the effects of exchange rate changes, driven by the positive effect of the adjustments in the price of diesel and gasoline and 6% growth in the production of products, allowing a decline in the volume of imports. In 2014, the generation increased by 1% compared to 2013. Excluding the effects of currency translation, the resources generated by operating activities increased 11% in Reais, mainly driven by the increase in gross profit and reduced inventory levels. In 2015 the operating cash flow grew by 39% compared to 2014, totaling R$ 86.407 billion. The main reasons for this increase were the higher diesel and gasoline prices, the increase in oil exports and the reduction in spending on imports and government participation due to the decline in international prices.

Among the most significant transactions occurring in the last three fiscal years are:

  In August 2015, Petrobras, through its wholly owned subsidiary Petrobras Distribuidora SA - BR Distribuidora, issued R$ 3.5 billion in debentures.
  In November and December 2015, Petrobras through PGT, contracted financing from Export Credit Agencies – ECAs in the amount of US $ 0.85 billion.
  In April and June 2015, Petrobras, through its wholly owned subsidiary Petrobras Global Trading BV ("PGT"), contracted export prepayments with China Development Bank ("CDB"), amounting to US $ 5 billion. The total period of operation is 10 years.
  In 2015, Petrobras contracted financing in reais from the National Bank for Economic and Social Development ("BNDES") in the amount equivalent in US dollars of $ 0.5 billion and, through Petrobras Netherlands BV ("PNBV”) contracted financing in reais from BNDES in the amount equivalent in US Dollars of US $ 0.163 billion.
  In April, June and September 2015, Petrobras, through its wholly owned subsidiary Petrobras Distribuidora SA - BR Distribuidora, issued R$ 11.5 billion in export credit notes, with Brazilian commercial banks.
  In February 2014, Petrobras, through PGT, contracted prepayment of export with the CBD, in the amount of US $ 3.0 billion. The total period of operation is 10 years.
  In February, March, April, June and October 2014, Petrobras, through PGT, contracted export prepayments with maturities of six years, with international commercial banks, subject to future sales totaling $ 3.7 billion.
  From January to December 2014, Petrobras contracted financing in reais from BNDES in the amount equivalent in US dollars of $ 1.8 billion, and through PNBV also the equivalent value in US Dollars of $ 0, 4 billion.
  In April, May and June 2013, Petrobras issued R$ 5.8 billion in export credit notes, with Brazilian commercial banks.
  In February, March, April, May, June, August, September and December 2013, Petrobras through PGT, contracted export pre-payments, with international trade banks and Brazilian banks, with maturity of six years, subject to future sales, totaling $ 7.5 billion.
  From January to July and October and December 2013, Petrobras contracted financing from the BNDES in the amount of R$ 3.8 billion, with various maturities.
  In February, April and September 2013, Petrobras, through PNBV contracted financing with Export Credit Agencies - ECAs, in the amount of US $ 0.6 billion and through its wholly owned subsidiary Petrobras International BV Braspetro – PIBBV, contracted financing with Export Credit agencies - ECAs, in the amount of US $ 0.5 billion.
  For domestic and international capital market operations, (i) Petrobras or (ii) Petrobras through one of its wholly owned subsidiaries, issued a total of operations as shown in the table below:
	Capital Market Funding
Year	In Million of US$		In Million of R$ MM
	International Capital Market	National Capital Market	International Capital Market	National Capital Market

2013	11,556	219	23,479	511
2014	12,422	1,770	29,251	4,000
2015	2,019	1,008	6,283	3,510

e.         financing  sources for working  capital  and investment  on  non-current  assets  to  be  used on  net deficiencies coverage

The Company's officers report that in 2015 the Company financed the working capital and investments in non-current assets by means of the Company's cash and long-term debt as issuance of debentures in the domestic market, export credit agency loans, export financing taken with Brazilian and foreign banks, financing from development banks in Brazil and abroad and credit lines with domestic and international commercial banks.

f.          debt levels and features:

i.         relevant  loan and financing agreements

The Company’s Officers commented that from January to December 2015 the company raised R$ 56,158 million, in special relative to the cooperation agreements signed with China Development Bank (CDB) in the amount of US $ 5 billion and the issuance of Global Notes with maturity of 100 years (US$ 2 billion), and bilateral loans with Brazilian banks. On December 31, 2015, the average maturity of the debt stood at 7.14 years (6.10 years in 2014). The interest and principal amortization totaled R$ 70,592 million in 2015, 87% higher than in 2014.

In addition, the volume of funding operations in the fiscal year ended December 31, 2014, net of depreciation, was R$ 35,134 million (an increase of R$ 1,958 million compared to the year ended December 31, 2013), in special relative to issuance of notes in the amount of $ 13.6 billion capital market, in addition to long-term funding in the banking market in Brazil and abroad. The volume of funding operations in the fiscal year ended December 31, 2013, net of depreciation, was R$ 33,176 million, representing an increase of 91.59% compared to the year ended December 31, 2012 (considering funding net of amortization R$ 17,316 million), mainly issuance of bonds totaling US $ 11.2 billion and borrowings from the banking market in Brazil and abroad.

The information summarized on the Company's financing on December 31, 2015 is as follows:

The Company's net debt on December 31, 2015, corresponding to R$ 391,962 million, was higher by 39% compared to the Company's net debt on December 31, 2014, which amounted to R$ 282,089 million, mainly due to depreciation exchange rate of 47.0%.

* Includes Finance lease obligations (R$ 48 million on December 31, 2015 and R$ 42 million on December 31, 2014).
** Includes Finance lease obligations (R$ 154 million on December 31, 2015 and R$ 148 million on December 31, 2014).
*** Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Additionally, the Company's net debt on December 31, 2014, corresponding to R$ 282,089 million, was higher by 27% compared to the Company's net debt on December 31, 2013, which amounted to R$ 221,563 million as a result of long-term funding and the impact of exchange rate depreciation of 13.4%.

* Includes Finance lease obligations (R$ 42 million on December 31, 2014 and R$ 38 million on December 31, 2013).
**Includes Finance lease obligations (R$ 148 million on December 31, 2014 and R$ 171 million on December 31, 2013).
*** Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Finally, the Company's net debt on December 31, 2013, corresponding to R$ 221,563 million, was higher by 50.0% compared to the Company's net debt on December 31, 2012, which amounted to R$ 147,817 million as a result of long-term funding and the impact of exchange rate depreciation of 14.6%.

* Includes Capital lease obligations (R$ 38 million on December 31, 2013 and R$ 37 million on December 31, 2012).
** Includes Capital lease obligations (R$ 171 million on December 31, 2013 and R$ 176 million on December 31, 2012).
***Our net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

ii. other long-term relationships with financial institutions

The Company's Officers commented that the Company has, as of December 31, 2015, an obligation with BNDES Participações SA - BNDESPAR in the amount of R$ 174 million for the balance of the acquisition of 10% of the shares of Rio Polímeros SA (RIOPOL) , which occurred on August 09, 2010. Payment of the deal was set in three annual installments from 2015, updated by the TJLP plus 2.5% per year, with first installment in the amount of R$ 30,549,141.63 corresponding to 15% of the acquisition settled on June 11, 2015.

iii. degree of subordination among the debts

The Company's officers commented that there is no level of contractual subordination between the unsecured corporate debt of the Company. Financial debts with collateral have preferences and privileges provided by law.

Additionally, all of the Company's current and non-current liabilities on December 31, 2015 totaled R$ 642.2 billion. Of this amount 93.2% (R$ 598.6 billion) corresponded to the obligation to unsecured nature on December 31, 2015, compared to 91.5% (R$ 441.6 billion) and 92.1% (R$ 371.9 billion) as of December 31, 2014 and 2013 respectively. These amounts are subject to the preference of the Company's obligations set out as: (i) floating charges on December 31, 2015, do not have balance compared to 0.03% (R$ 129.0 million) and 1.77% (R$ 7.1 billion) as of December 31, 2014 and 2013 respectively; and (ii) collateral totaling at December 31, 2015, R$ 43.6 billion or 6.8% of the Company's current and non-current liabilities, compared to 8.5% (R$ 41.0 billion) and 6.1% (R$ 24.6 billion) as of December 31, 2014, 2013, respectively.

Financial institutions require guarantees to Petrobras when lend resources to the Company's subsidiaries. Some BNDES loans are secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil pipeline and vessels).

Due to guarantee agreement issued by the Federal Government in favor of Multilateral Loan Agencies, motivated by financings funded by TBG Transportadora Brasileira Bolivia-Brazil SA ("TBG"), counter guarantee agreements were entered into, having as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil SA, where TBG undertakes to subject its revenues to the order of the National Treasury until the settlement of the obligations guaranteed by the Union.

Petrobras maintains the management of Special Purpose Entities ("SPEs"), which were created in order to provide capital for the continued development of its transport infrastructure projects and oil and gas production, and improvements in refineries, whose guarantees to national and international financial agents are the own assets of the projects, as well as a pledge of credit rights and shares of the SPEs.

Article 83 of Law No. 11101, of February 9, 2005, as amended, expressly provides for the classification of claims in bankruptcy, that is, how the composition for the benefit of creditors will be held. Thus, if composition for the benefit of creditors is established, the Company shall submit to the provisions of that article.

iv.     possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt,  dividend distribution,  asset  transfers,  the  issuing of new securities,  and the transfer of corporate control

The Company's officers commented that there are financial covenants in agreements entered into with BNDES from 2009, which restrict the ratio of net debt in reais and EBITDA to exceed 5.5.

The Company has no other obligations to enter into covenants related to financial indicators in other financing agreements.

The Company's officers commented that although the Company has other obligations related to loan agreements (covenants), such as the presentation of financial statements within 90 days for the interim periods without the independent auditors review, and 120 days for end of the year with grace periods that extend those periods in 30 to 60 days, depending on funding. The presentation of financial statements within the prescribed contractual deadlines is a requirement in most loan agreements and non-compliance can lead to an acceleration of debt.

The Company's Officers declare that to the best of their knowledge, on 31/12/2015, the company does not failed to comply with any covenant in its financial contracts.

Additionally, the Company is a party in contracts, with possible early maturity in the event of the Company's disposition of control and assets, provided that the sale does not cause a material adverse effect on the Company.

g. usage limits for financing that has already been hired

Upon fulfillment of the conditions precedent of the contracts, the values below are available for drawndown:

Company	Contracted	Used	Balance (On December 31, 2015)	Percentage used (On December 31, 2015)
Abroad (Amounts in US$ million)
PGT	500	181	319	36.2%
Petrobras	1,500	-	1,500	0%
In the country (Amounts in R$ million)
Petrobras	2956	2349	607	79.5%
Transpetro	10,058	3,376	6,682	33.6%
Liquigas	141	137	4	97.8%
PNBV	9,878	1631	8247	16.5%

h. significant changes in each financial statement item

The Company’s Officers commented that the financial information contained and analyzed below is derived from the consolidated financial statements for the fiscal years ended December 31, 2015, 2014 and 2013.

Consolidated Income Statement Analysis

Fiscal Year 2015 x Fiscal Year 2014

The Company’s Officers commented that the Company recorded loss of R$ 34,836 million, reflecting the following factors:

Sales revenue

Sales revenues of R$ 321,638 million, 5% lower (R$ 15,622 million), resulting from:

  Decreased domestic demand for oil products (9%), reflecting lower economic activity in Brazil;
  Lower crude oil and oil product export prices;
  Decreased domestic prices of naphtha, jet fuel and fuel oil;
  Higher diesel and gasoline prices, following prices increases in November 2014 and September 2015; and
  Higher crude oil export volumes (55%) attributable to an increase in domestic crude oil production (5%) and to a decrease in feedstock processed by our domestic refineries (6%).

Cost of goods sold

Cost of sales of R$ 223,062 million in 2015, 13% lower (R$ 33,761 million), due to:

  Lower crude oil and oil product import unit costs, as well as lower production taxes;
  Decreased domestic demand for oil products that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and •
  Higher depreciation expenses.

Operating expenses

The operating expenses increased by R$ 9,208 million, mainly as a result of:

  Higher tax expenses attributable to the Company’s decision to benefit from the Tax Recoverable Program (Programa de Recuperação Fiscal – REFIS) and from the State Tax Amnesty Program (R$ 7,437 million);
  Impairment: Higher impairment of assets (R$ 3,040 million). For more information on impairment, see the comments on significant changes in fixed assets (2015 X 2014);
  Other operating expenses: The increase of 53% (R$ 6,431 million), mainly due to:
    Increased spending on legal contingencies, mainly with tax and labor claims (R$ 5,103 million); and

  Increased spending on pension and health plan due to assisted actuarial review in 2014 which resulted in greater balance of net actuarial liability, mainly by the decrease in the real interest rate (R$ 1,352 million).

Net financials

Net finance expense was R$ 28,041 million in 2015, R$ 24,141 million higher when compared to 2014, resulting from:

Higher interest expenses (R$ 12,290 million) attributable to:
i)	an increase in the net debt (R$ 7,118 million);
ii)	a decrease in the level of capitalized borrowing costs due to a lower balance of assets under construction (R$ 2,590 million), reflecting the relevant projects concluded during 2014 and the write-offs and impairment of assets recognized in December 2014; and
iii)	interest expenses related to tax expenses resulted from the adhesion to REFIS of Imposto sobre Operações Financeiras – IOF (R$ 1,410 million) and withholding income tax (R$ 1,074 million);
  Foreign exchange losses of R$ 9,240 million caused by the impact of a 47.0% depreciation of the Brazilian Real against the U.S. dollar on the Company’s net debt (compared to a 13.4% depreciation in 2014), partially offset by the application of cash flow hedge accounting, as set out in Appendix 5; and
  Foreign exchange losses of R$ 2,100 million caused by the impact of a 31.7% depreciation of the Brazilian Real against the Euro on the Company’s net debt (compared to a 0.02% depreciation in 2014).

Consolidated Income Statement Analysis

Fiscal Year 2014 x Fiscal Year 2013

The Company’s Officers commented that the Company presented a loss of R$ 21,587 million, reflecting the following factors:

Gross Profit

Sales revenues of R$ 337,260 million, 11% higher, resulting from:

  Higher oil product prices in the domestic market attributable to diesel and gasoline price increases and to the impact of foreign currency depreciation (9%) on the price (in reais) of oil products that are adjusted to reflect international prices, as well as higher electricity and natural gas prices; and
  A 3% increase in the domestic demand for oil products, mainly diesel (2%), gasoline (5%) and fuel oil (21%), and an increase in crude oil export volumes (12%), partially offset by a decrease in oil product export volumes (15%).

Cost of goods sold

Cost of sales of R$ 256,823 million, 9% higher, depicting:

  Effect of exchange rate depreciation on expenditures on imports and government participation;
  Increase of 3% in the volume of oil sales in the domestic market and higher volume of liquefied natural gas imports - LNG to meet demand; and
  Higher spending on purchase of electricity due to the increase of the settlement price of differences - PLD.

Operating expenses

Operating expenses increased by R$ 66,228 million, which represented an increase of 186%, due to:

  Impairment: R$ 44,636 million, mainly related to refining, exploration and production in Brazil and abroad, and petrochemicals;
  Retirement of additional expenses capitalized unduly related to "Car Wash Operation" in the amount of R$ 6,194 million. For more information on the Car Wash Operation, see item 7.9 of this Reference Form. See also the risk factor.
  Sales: increase of R$ 5,373 million, mainly for the provision of loss in power sector receivables (R$ 4,511 million);
  Exploration costs: increase of R$ 690 million, mainly due to the increase in retirement of economically unviable wells;
  Other operating expenses:
    Increase of R$ 9,860 million, especially due to the retirement of amounts related to the construction of the Premium I and Premium II refineries (R$ 2,825 million);
    Provisioning of the Incentive Program for Voluntary Termination (R$ 2,443 million);
    Provision for abandonment of areas (R$ 1,128 million);
    Return of fields to the National Agency of Petroleum, Natural Gas and Biofuels - ANP (R$ 610 million); and
    Expenses arising from review of actuarial pension plan and healthcare of retired employees (R$ 505 million).

Net finance expense

Net finance expense of R$ 3,900 million, R$ 2,302 million lower when compared to 2013, resulting from:

  A decrease in foreign exchange variation charges on lower net liabilities in U.S. dollar;
  Foreign exchange gain attributable to the appreciation of the U.S. dollar compared to other currencies, mainly against the Euro;
  Inflation indexation gains on a contingent asset with respect to undue taxes paid on finance income – PIS and COFINS from February 1999 to December 2002; and
  Inflation indexation on debt confession agreements related to receivables of electricity sector.

Those effects were partially offset by higher interest expenses resulting from an increase in the Company’s finance debt.

Consolidated Income Statement Analysis

Fiscal Year 2013 X Fiscal Year 2012

The Company’s Officers commented that the Company had a consolidated net profit of R$ 23,570 million in the fiscal year ended December 31, 2013, 11% higher than the year 2012 (R$ 21,182 million), mainly reflecting the following factors:

Gross Profit

Sales revenues of R$ 304,890 million, 8% higher compared to 2012, due to:

  Higher oil product prices in the domestic market resulting from adjustments in gasoline and diesel prices, higher electricity prices and impact of foreign currency effects (10%) on oil product prices that are adjusted to reflect international prices;
  A 4% increase in domestic oil product demand, mainly of diesel (5%), gasoline (4%) and fuel oil (17%), offset by lower crude oil export volumes (43%), attributable to lower production levels and higher feedstock processed.

Cost of goods sold

Cost of sales of R$ 234.995 million, 11% higher than 2012, due to:

  A 4% increase in domestic sales volumes of oil products, met by higher oil product output from our refineries;
  An increase in natural gas imports volumes to meet the thermoelectric demand and higher crude oil import volumes attributable to the increase in feedstock processed in our refineries, along with the impact of foreign currency depreciation on our unit costs (10%);

  Increased crude oil production costs, attributable to the higher number of well interventions and to the production start-up of new systems, which are still not producing in full capacity.

Operating expenses

The operating expenses decreased by R$ 1,514 million, especially due to:

  Sales: increase of R$ 997 million, mainly reflecting higher personnel expenses resulting from the ACT in 2012 and 2013 and the level of advancement and promotion process, and freight, due to the higher volume of sales in the domestic market;
  General and administrative: increase of R$ 909 million, mainly reflecting higher personnel expenses resulting from the Collective Bargaining Agreement 2012 and 2013;
  Exploration costs: reduction of R$ 1,426 million, due to lower retirement of dry and sub-commercial wells; and
  Other expenses, net: reduction of R$ 4,102 million, especially for gain on sale of assets.

Net finance income (expense)

Net finance expense was R$ 6,202 million in 2013, an R$ 2,479 million increase compared to 2012, resulting from:

  Lower finance income compared to 2012, when we benefited from the positive impact of gains on disposal of government bonds (National Treasury Notes – B Series) and interest income over judicial deposits (R$ 2,635 million);
  Higher finance expense due to higher debt and adherence to the federal tax settlement program (REFIS);
  Lower monetary and exchange variation losses (R$ 2,696 million) due to lower foreign currency exposure through the extension of our hedge accounting practice to future exports, reducing by R$ 12,691 million the impact of foreign currency effects on our financial result.

Net Income

Consolidated Net Income R$ 2,388 million higher than fiscal year 2012, reflecting lower tax expenses, increase in operating income and gains from participation in investments, partially offset by lower financial result.

Consolidated Balance Sheet — In millions of reais

Assets	31.12.2015	31.12.2014	31.12.2013	Vertical Analysis % 31.12.2015	Vertical Analysis % 31.12.2014	Vertical Analysis % 31.12.2013	Horizontal Analysis 31.12.2015 x 31.12.2014 R$	Horizontal Analysis 31.12.2015 x 31.12.2014 %	Horizontal Analysis 31.12.2014 x 31.12.2013 R$	Horizontal Analysis 31.12.2014 x 31.12.2013 %
Current										
Cash and cash equivalents	97,845	44,239	37,172	10,9%	5,6%	4,9%	53,606	121,2%	7,067	19,0%
Marketable securities	3,047	24,763	9,101	0,3%	3,1%	1,2%	(21,716)	(87,7)%	15,662	172,1%
Accounts receivable, net	22,659	21,167	22,652	2,5%	2,7%	3,0%	1,492	7,0%	(1,485)	(6,6)%
Inventory	29,057	30,457	33,324	3,2%	3,8%	4,4%	(1,400)	(4,6)%	(2,867)	(8,6)%
Current income tax and social contribution	3,839	2,823	2,484	0,4%	0,4%	0,3%	1,016	36,0%	339	13,6%
Taxes and contributions	6,893	7,300	9,162	0,8%	0,9%	1,2%	(407)	(5,6)%	(1,862)	(20,3)%
Advance to suppliers	421	1,123	1,600	0,0%	0,1%	0,2%	(702)	(62,5)%	(477)	(29,8)%
Other current assets	5,225	3,138	2,218	0,6%	0,4%	0,3%	2,087	66,5%	920	41,5%
	168,986	135,010	117,713	18,7%	17,0%	15,6%	33,976	25,2%	17,297	14,7%
Assets classified as held for sale	595	13	5,638	0,1%	0,0%	0,7%	582	4476,9%	(5,625)	(99,8)%
	169,581	135,023	123,351	18,8%	17,0%	16,4%	34,558	25,6%	11,672	9,5%
Noncurrent Asset										
Long-term asset										
Accounts receivable, net	14,327	12,834	10,616	1,6%	1,6%	1,4%	1,493	11,6%	2,218	20,9%
Marketable securities	342	290	307	0,0%	0,0%	0,0%	52	17,9%	(17)	(5,5)%
Judicial deposits	9,758	7,124	5,866	1,1%	0,9%	0,8%	2,634	37,0%	1,258	21,4%
Deferred income tax and social contribution	23,490	2,673	2,647	2,6%	0,3%	0,4%	20,817	778,8%	26	1,0%
Taxes and contributions	11,017	10,645	12,603	1,2%	1,3%	1,7%	372	3,5%	(1,958)	(15,5)%
Advance to suppliers	6,395	6,398	7,566	0,7%	0,8%	1,0%	(3)	(0,0)%	(1,168)	(15,4)%
Other long-term current assets	9,550	10,140	4,395	1,1%	1,3%	0,6%	(590)	(5,8)%	5,745	130,7%
	74,879	50,104	44,000	8,3%	6,3%	5,8%	24,775	49,4%	6,104	13,9%
Investments	13,772	15,282	15,615	1,5%	1,9%	2,1%	(1,510)	(9,9)%	(333)	(2,1)%
Fixed assets	629,831	580,990	533,880	70,0%	73,2%	70,9%	48,841	8,4%	47,110	8,8%
Intangible asset	12,072	11,976	36,121	1,4%	1,5%	4,8%	96	0,8%	(24,145)	(66,8)%
	730,554	658,352	629,616	81,2%	83,0%	83,6%	72,202	11,0%	28,736	4,6%
	900,135	**793,375**	**752,967**	**100%**	**100%**	**100%**	**106,760**	**13,5%**	**40,408**	**5,4%**

Liabilities	31.12.2015	31.12.2014	31.12.2013	Vertical Analysis % 31.12.2015	Vertical Analysis % 31.12.2014	Vertical Analysis % 31.12.2013	Horizontal Analysis 31.12.2015 x 31.12.2014 R$	Horizontal Analysis 31.12.2015 x 31.12.2014 %	Horizontal Analysis 31.12.2014 x 31.12.2013 R$	Horizontal Analysis 31.12.2014 x 31.12.2013 %
Current										
Suppliers	24,913	25,924	27,922	2,8%	3,3%	3,7%	(1,011)	(3,9)%	(1,998)	(7,2)%
Financing	57,334	31,523	18,744	6,4%	4,0%	2,5%	25,811	81,9%	12,779	68,2%

Finance leases	48	42	38	-	-	-	6	14,3%	4	10,5%
Current income tax and social contribution	410	657	659	-	0,1%	0,1%	(247)	(37,6)%	(2)	(0,3)%
Taxes and contributions	13,139	10,796	10,938	1,5%	1,4%	1,5%	2,343	21,7%	(142)	(1,3)%
Proposed dividends	-	-	9,301	-	-	1,2%	-	-	(9,301)	(100,0)%
Payroll, vacation, taxes and interest	5,085	5,489	4,806	0,6%	-	0,6%	(404)	(7,4)%	683	14,2%
Pension and healthcare	2,556	2,115	1,912	0,3%	-	0,3%	441	20,9%	203	10,6%
Other accounts and expenses	7,599	6,113	5,691	0,8%	0,8%	0,8%	1,486	24,3%	422	7,4%
	111,084	82,659	80,011	12,4%	10,4%	10,6%	28,425	34,4%	2,648	3,3%
Liabilities associated with Assets classified as held for sale	488	-	2,514	0,1%	-	0,3%	488	-	(2,514)	(100,0)%
	111,572	82,659	82,525	12,5%	10,4%	11,0%	28,913	35,0%	134	0,2%
Noncurrent										
Financing	435,313	319,322	248,867	48,4%	40,2%	33,1%	115,991	36,3%	70,455	28,3%
Finance leases	154	148	171	0,0%	-	-	6	4,1%	(23)	(13,5)%
Deferred income tax and social contribution	906	8,052	23,206	0,1%	1,0%	3,1%	(7,146)	(88,7)%	(15,154)	(65,3)%
Pension and healthcare	47,618	43,803	27,541	5,3%	5,5%	3,7%	3,815	8,7%	16,262	59,0%
Provision for lawsuits	8,776	4,091	2,918	1,0%	0,5%	0,4%	4,685	114,5%	1,173	40,2%
Provision for dismantling of areas	35,728	21,958	16,709	4,0%	2,8%	2,2%	13,770	62,7%	5,249	31,4%
Other accounts and expenses	2,138	2,620	1,696	0,2%	0,3%	0,2%	(482)	(18,4)%	924	54,5%
	530,633	399,994	321,108	59,0%	50,4%	42,6%	130,639	32,7%	78,886	24,6%
Net equity										
Realized capital	205,432	205,432	205,411	22,8%	25,9%	27,3%	-	-	21	-
Additional contribution of capital	21	(646)	737	-	(0,1)%	0,1%	667	(103,3)%	(1,383)	(187,7)%
Revenue reserves	92,612	127,438	149,036	10,3%	16,1%	19,8%	(34,826)	(27,3)%	(21,598)	(14,5)%
Equity valuation adjustments	(43,334)	(23,376)	(7,244)	(4,8)%	(2,9)%	(1,0)%	(19,958)	85,4%	(16,132)	222,7%
	254,731	308,848	347,940	28,3%	38,9%	46,2%	(54,117)	(17,5)%	(39,092)	(11,2)%
Participation of non-controlling shareholders	3,199	1,874	1,394	0,3%	0,2%	0,2%	1,325	70,7%	480	34,4%
	257,930	310,722	349,334	28,6%	39,2%	46,4%	(52,792)	(17,0)%	(38,612)	(11,1)%
	900,135	**793,375**	**752,967**	**100,0%**	**100,0%**	**100,0%**	**106,760**	**13,5%**	**40,408**	**5,4%**

Analysis of Consolidated Asset

2015 X 2014

The Company’s Officers commented the main variations of the consolidated asset, as described below:

Cash and cash equivalents / Marketable securities

Increase of R$ 31,890 million was provided basically due to:

  Operating cash generation of R$ 86,407 million;
  Funding for the year of R$ 56,158 million through signed cooperation agreements with China Development (CDB), the issuance of Global Notes due to 100 years as well as bilateral loans with Brazilian banks; and
  Effect of exchange rate changes on cash and financial applications of foreign subsidiaries, amounting to R$ 23,608 million.

The main uses of cash were related to amortization of principal and interest in the amount of R$ 70,592 million, 87% higher than the values calculated for the year ended December 31, 2014 and for Investments in business areas, mainly in the exploration and production area, R$ 70,781 million.

Accounts receivable, net – Current

The increase of R$ 1,492 million comes from the increase in the electricity sector receivables (in the amount of R$ 1,683 million net of loss of non-performing loans) and the exchange rate effect of R$ 1,666 million on accounts receivable abroad, because of the 47% depreciation of the real against the dollar in 2015. These effects were offset by the reduction of R$ 517 million in receivables of partnerships in exploration and production, down R$ 393 million due to a decrease in activities in the refinery of Japan (NSS), reduction of R$ 320 million by the change in rotation of the accounts receivable of the Petrobras Argentina and the reduction in demand for oil products in the domestic market due to the lower level of economic activity.

Inventory

The reduction in the value of inventory in the amount of R$ 1,400 million, primarily reflects:

  Lower derivatives volumes imported stored in refineries;
  Lower costs with imports of oil products, due to the reduction in international prices on the cost of acquisition and the production taxes; and
  Lower volume of produced byproducts by refineries.

Other current assets

The variation of R$ 2,087 million is mainly due to the increase of R$ 1,461 million of prepaid expenses on rent and charter platforms and equipment as well as guarantee deposits in the amount of R$ 678 million.

Classified assets as held for sale

The increase relates mainly to the annual review of the provision for abandonment in the fields of Bijupirá and Salema, in the amount of R$ 488 million.

Accounts receivable, net – Noncurrent

The increase of R$ 1,493 million refers to the exchange rate effect on the accounts receivable abroad, due to the 47% depreciation of the real against the dollar in 2015.

Judicial deposits

The increase stems primarily from new deposits made in tax and civil lawsuits in the amount of R$ 2,454 million and R$ 856 million, respectively, in addition to the monetary restatement of R$ 392 million. Part of this increase was offset by the use of R$ 1,254 million when the inclusion of tax debts in the Tax Recovery Program (REFIS).

Deferred Income Tax and Social Contribution (Noncurrent Asset and Liability)

Deferred tax assets are recognized based on expectations of taxable income in subsequent years supported by management initiatives. On December 31, 2015, the variation of R$ 27,963 million is primarily due to:

  Deferred tax amounting to R$ 21,029 million related to foreign exchange losses on debt in foreign currencies caused by the devaluation of the real in the year;
  Deferred tax amounting to R$ 11,379 million related to loss on impairment of assets - impairment; and
  Offset by the recognition of deferred tax liabilities for temporary differences with exploration costs in the amount of R$ 4,061 million.

Investment
Reduction of R$ 1,510 million basically due to:

  Capital increase in companies Belém Bioenergia Brasil, Sete Brasil and Fip Sondas, amounting to R$ 351 million;
  Proposed dividends amounting to R$ 1,046 million; and
  Loss in investments of R$ 797 million.

Fixed assets

The increase of R$ 48,841 million basically due to:

  Investments in construction assets focused on E&P segment in Brazil, especially in development of production projects, totaling R$ 67,061 million;
  Exchange differences on assets of foreign subsidiaries, amounting to R$ 47,141 million; and
  Estimate constitution/revision for dismantling of areas, amounting to R$ 15,392 million.

These effects were partially offset by:

Impairment in the amount of R$ 47,722 million, mainly due to:

-     Oil and gas fields in Brazil (R$ 33,722  million), related predominantly to the fields of Papa-Terra, Polo Centro-Sul, Polo Uruguá, Espadarte, Linguado, Polo CVIT - Espírito Santo, Piranema, Lapa, Bicudo, Frade, Badejo, Pampo and Trilha, due to the revision of price assumptions, as well as the increase in the discount rate and geological review of the Papa-Terra reservoir;

-     Comperj  (R$  5,281  million),  mainly  due  to the  increase in  the  discount  rate  and postponement of the expected project cash inflow;

-     Oil and gas fields abroad (R$ 2,462 million), especially in the United States and Bolivia, depending on oil price assumptions revision in the international market;

-     Equipment related to oil and gas production activity and drilling of wells in Brazil (R$1,978 million), mainly on the expected future idle drilling rigs in the planning review as well as the increase in the discount rate; and

-     Fertilizers  and Nitrogen  Unit  III - UFN III (R$  R$ 1,955  million),  resulting  from  the increase in the discount rate and new postponement of the project's cash input expectation.

Depreciation, depletion and amortization in the amount of R$ 38,065 million.

The transactions on fixed assets in 2015 are shown below (in millions of reais):

Balance as of December 31, 2014	580,990
Additions	67,061
Estimate constitution / revision for dismantling of areas	15,932
Capitalized interest	5,842
Retirement	(7,858)

Transfers	6,356
Depreciation, amortization and depletion	(38,065)
Impairment - constitution	(47,722)
Impairment - reversal	154
Cumulative conversion adjustment	47,141
Balance as of December 31, 2015	629,831

Analysis of Consolidated Asset

2014 X 2013:

The Company’s Officers commented the main variations of the consolidated asset, as described below:

Cash and cash equivalents / Marketable securities

Increase of R$ 22,729 million as a result of:

  11% Increase in operating cash generation, mainly driven by the increase in gross profit and reduced inventory;
  Higher funding carried out in 2014, net of depreciation, in particular the issuance of US $ 13.6 billion notes in the capital market, in addition to long-term funding in the banking market in Brazil and abroad;
  Lower investments in Company's business by 17%, in particular the decline in investments in the supply area and the E & P; and
  More funds from asset sales, especially receipts from the sale of the companies Petrobras Energia Peru, Brazil PCH, Innova and Gasmig, partially offset by the sale of the total stake in offshore project Parque das Conchas (BC-10) and 50% assets in Africa, in addition to the Coulomb field in the United States and Gila in the Gulf of Mexico occurred in 2013.

Inventory

The decrease in the value of inventory in the amount of R$ 2,867 million, mainly reflects the reduction in unit costs of oil and oil products, due to the behavior of international prices, a decline in the value of Brent at 9%, and also the lower volumes imports of oil products, partly offset by increased volume of oil derivatives and stored in refineries due to increased production.

Assets classified as held for sale

The assets classified as held for sale in the 2013 closing, in the amount of R$ 5,638 million corresponded to sales subject to conditions precedent and were carried out during 2014. The balance as of December 31,

2014 in the amount of R$ 13 million relates to drilling rigs PI, PIII, PIV, PV and PXIV platform, presented in the exploration and production segment.

Accounts receivable, net – Noncurrent

Increase from the financial difficulties of some power companies located in the northern region of the country (isolated power system) for the supply of fuel oil, natural gas and other products, since the values transferred by the Fuel Consumption Account - CCC were not sufficient to honor its debts, which is why the Company and Eletrobras System companies have entered into debt assumption agreements in the amount of R $ 8.6 billion, of which R $ 6.1 billion are collateralized.

Considering that the debt acknowledgment agreements will be paid in 120 monthly installments, much of it was reclassified to noncurrent assets, partially offset by non-performing loans.

Other long-term current assets – Noncurrent

The increase of R$ 5.745 million reflect mainly the following factors:

  Registration of PIS and COFINS unduly paid on financial income in the period from February 1999 to December 2002, whose lawsuit was filed in 2005. The Company recognized in September 2014 the amount of R$ 2,177 million (R$ 820 million in other net expenses and R$ 1,357 million in financial result) after the right to recovery has been recognized definitively, completion of the value survey and documents that allowed the application for judicial settlement; and
  Increase of R$ 2,175 million of prepaid expenses with charters platforms, including floating production units (FPSO), as well as equipment rental, mainly in the fields of Lula, Sapinhoá, Roncador and Bauna.

Fixed assets

The increase of R$ 47,110 million in fixed assets basically due to following events:

  Investments of R$ 77,701 million, with a focus on E & P segment in Brazil, with emphasis on the development and production projects; and
  Amount transferred in the amount of R$ 24,419 million from intangible asset relating to the Assignment Agreement, signed in 2010, between Petrobras and the Federal Government (transferor), having ANP as regulatory and supervisory agency, the closure of the exploratory phase in 2014.

These effects were partially offset by:

  Retirement due to impairment constitution in the amount of R$ 44,537 million, which especially reflects the assessment of recoverability of assets related to refining, exploration and production and petrochemicals, due to changes in the Company's business scenario;
  Retirement of R$ 6,194 million of additional expenses capitalized unduly related to "undue payments scheme" discovered on "Car Wash Operation" investigations.
  Retirement of R$ 2,825 million for the closure of the investment projects for implementation of the Premium I and Premium II.

The transactions on fixed assets between 12.31.2013 and 12.31.2014 are shown below (in millions of reais):

Balance as of December 31, 2013	533,880
Additions	77,701
Estimate constitution / revision for dismantling of areas	5,096
Capitalized interest	8,431
Retirement	(9,922)
Retirement of additional expenses improperly capitalized	(5,792)
Transfers	34,752
Depreciation, amortization and depletion	(30,161)
Impairment – constitution	(44,589)
Impairment – reversal	52
Cumulative conversion adjustment	11,542
Balance as of December 31, 2014	580,990

Intangible asset

The reduction of 67% compared to December 31, 2013 is mainly due to Commerciality Declaration of the remaining blocks of the Assignment Agreement in the amount of R$ 24,419 million and the consequent closure of the exploratory phase, resulting in the transfer of that balance from intangible asset to fixed asset.

Analysis of Consolidated Asset

2013 X 2012

Cash and cash equivalents

Increase of R$ 9,544 million as a result of:

  Increase of 4% in operating cash flow, driven by the positive effect of increases in diesel and gasoline prices over 2013 and 6% growth in the production of derivatives, allowing a decrease in the volume of imports. These effects were partially offset by the impact of devaluation of the real on import costs, in addition to the lower volume of oil exports;

  Volume funding carried out in 2013, net of amortization, in the amount of R$ 33,176 million, representing an increase of R$ 15,860 million compared to 2012. In particular the issue in dollars of approximately $ 11 billion of bonds in May 2013 on capital markets, as well as funding from financial institutions in Brazil and abroad; and
  Collection of R$ 8,383 million over 2013 as a result of asset sales. These features are related to sales in the scope of the Divestment Program (PRODESIN), especially for sales of 50% stake in assets in Africa (through the formation of a joint venture and partial sale of assets) and the shareholding in BC-10 block in Brazil.

The main uses of cash were related to Investments in the Company's business, totaling R$ 98,038 million, compared to R$ 79,832 million in 2012. In particular the increase in Investments in E & P, R$ 16,547 million, including R$ 6 billion related the acquisition of rights on the Libra block in the pre-salt.

Marketable securities – Current

Reduction of R$ 12,215 million on the Balance as of December 31, 2012 results from the decrease in financial investments in Marketable securities classified as trading securities with selling purpose in the short term.

Inventory

The increase in the balance of inventory in the amount of R$ 3,588 million, reflects the increase in unit costs, mainly influenced by the behavior of international prices and the appreciation of the dollar against the real, as well as by higher production costs. The effect of higher costs was partially offset by the reduction in the volume of imported products, due to the increased production in the refineries.

Assets classified as held for sale

The increase of R$ 290 million in 2012 to R$ 5,638 million in 2013 primarily reflects sales operations that at the end of financial year 2013 were subject to conditions precedent and therefore recognized and classified as "held for sale" as shown below:

Accounts receivable, net – Noncurrent

Increase of R$ 1,541 million compared to Balance as of December 31, 2012 results mainly from the reclassification to the noncurrent assets of electric sector receivables, reflecting their expected realization.

Taxes and contributions – Noncurrent

The increase of R$ 1,930 million, compared to balance as of December 31, 2012, was mainly due to higher deferred taxes credits on fixed asset acquisitions due to the company's Investments level.

Fixed assets

The increase in fixed assets of R$ 115,164 million due to the Investments directed to the development of oil production and natural gas projects, construction of vessels and pipelines and the construction and expansion of industrial units and also the amount of R$ 50,389 million reclassified from intangible asset to fixed asset, due to the declaration of commerciality of areas linked to the Assignment Agreement (Franco and Sul de Tupi).

Next, the fixed assets activities in R$ Million:

Balance as of December 31, 2012	418,716
Additions	83,582
Estimate constitution / revision for dismantling of areas	(1,431)
Capitalized interest	8,474
Business Combination	145
Retirement	(5,610)
Transfers	48,018
Depreciation, amortization and depletion	(27,999)
Impairment - constitution	(232)
Impairment - reversal	277
Cumulative conversion adjustment	9,940
Balance as of December 31, 2013	533,880

Intangible asset

The reduction of R$ 45,086 million (56%) due to the declaration of commerciality of the areas of Franco and Sul de Tupi, located in the pre-salt Santos Basin, presented by Petrobras on December 19, 2013 to the National Agency oil, Natural Gas and Biofuels (ANP).

With the declaration of commerciality, the amounts paid to the Federal Government in the acquisition of the areas of Franco and Tupi Sul, amounting to R$ 48,621 million and R$ 1,768 million, respectively, were reclassified from intangible asset for fixed asset. These values will be the subject to review of the

Assignment Agreement. See also the risk factor "The Assignment Agreement signed between Petrobras and the Federal Government (" Assignment Agreement ") is a transaction with a related party subject to future adjustment price.

Consolidated Liability Analysis

2015 X 2014

The Company's Directors commented on the main changes in consolidated liability, as described below:

Suppliers

The R$ 1,011 million reduction was primarily due to the reduction in Brent prices in the international market (R$ 2,081 million) and the reduction of the payable balance for gas supply and chartering of platforms in the amount of (R$ 713 million), offset the effect of the depreciation of the real against the dollar on the amount payable to suppliers abroad (R$ 1,563 million).

Financing – Current and Noncurrent

Total debt increased by 40% compared to December 31, 2015, due to the impact of exchange rate depreciation of 47.0% and new funding. Comments on main funding are presented in item 10.1.f.i of this form.

Taxes and contributions

The increase of R$ 2,343 million is due primarily to:

  REFIS adherence in the amount of R$ 6,037 million, with a discharge of R$ 5,344 million out of this total, R$ 2,284 million in cash, US $ 1,409 in tax credits from tax losses and R$ 1,254 in judicial deposits, leaving a balance of R$ 693 million;
  Increase of R$ 1,118 million PIS / COFINS due to the rate increase on gasoline and diesel in February 2015 and on the financial income in July 2015; and
  Increase of CIDE in the amount of R$ 429 million due to the return of its collection in May 2015.

Pension plan and healthcare – Current and Noncurrent

The net actuarial obligation totaled R$50,174 million on December 31, 2015, 9% higher than the R$45,918 million recorded on December 31, 2014, arising from service and interest costs (R$6,388 million) and losses from the remeasurement of the actuarial liability (R$202 million), partially offset by payments to Petros as contributions and interest on the term of financial commitment - TCF (R$2,367 million).

Provision for lawsuits

The increase of R$ 4,685 million is due to new shares provisioning by recognizing expectation of probable loss and processes updates that have had this expectation. The main ones were:

  Process on non-approval by the IRS of compensation by federal taxes;
  Demands related to the payment of ICMS on the sale of aviation fuel;
  Labor lawsuits on review of the methodology for calculating the minimum complement remuneration by level and scheme and differences in calculating the paid weekly rest periods; and
  Lawsuit for collecting of royalties on shale extraction activity.

Other liabilities – Current

The increase in other liabilities in the amount of R$ 1,486 million is primarily due to customer advance increase (R$ 531 million), provision of expenses with dissolutions (R$ 423 million), costs with demobilization of the refinery of Japan (R$ 336 million) and increased contractual deductions for the purchase of equipment and construction of platforms (R$ 121 million).

Liabilities associated with Assets classified as held for sale

The amount of R$ 488 million represents liabilities associated with assets classified as held for sale, and corresponds to the provision for dismantling of Bijupirá and Salema fields.

Provision for dismantling of areas

The Increase of R$ 13,770 million on the Balance as of December 31, 2014 reflects the movement presented below (In millions of reais):

	Consolidated
	31.12.2015	31.12.2014
Opening balance	21,958	16,709
Review of provision	16,812	6,196
Use for payments	(4,149)	(1,603)
Update interest	753	475
Other	354	181
Final balance	35,728	21,958

The review of provision has major effects related to:

  Increase of exchange rate, with direct impact on costs in dollars;
  Brent price review, with direct impact on the economy of fields, significantly reducing the average year of abandonment; and
  Review of abandonment estimates of wells, based on the abandonment of wells achievements occurred in 2015.

These effects were partially offset by a decrease attributable to the increase in the discount rate adjusted to the risk (3.76% pa on December 31, 2014 to 6.73% pa on December 31, 2015).

Revenue reserves

The R$ 34,826 million activity reflects the loss attributable to shareholders of the Company for 2015 fiscal year.

Equity valuation adjustments

The increase of R$ 19,958 million results mainly from the recognition of unrealized gains on hedging of R$ 40,690 million cash flow, partially offset by cumulative conversion adjustment of R$ 23,826 million.

Consolidated Liability Analysis

2014 X 2013:

The Company’s Officers commented the main variations of the consolidated asset, as described below:

Suppliers

The R$ 1,998 million reduction, due mainly to falling commodity prices acquired in foreign markets, as well as the reduction in the volume acquired at the end of the year, partially offset by the depreciation of the real against the major foreign currencies.

Financing

Total debt (including financial leases) increased by 31% compared to December 31, 2013 due to long-term funding and the impact of exchange rate depreciation of 13.4% .Comments on main funding are presented in item 10.1.f.i this form.

Proposed dividends

Regarding the year 2014, there was no distribution of dividend proposal by the Board of Directors.

Pension and healthcare – Current and Noncurrent

The net actuarial liability was R$ 45,918 million on December 31, 2014, 56% higher than the balance on December 31, 2013 (R$ 29,453 million), resulting from the actuarial revision impact (R$ 13,724 million) and the service cost and interest ( R$ 4,773 million), partially offset by the contribution payments (R$ 1,999 million).

Provision for dismantling of areas

The Increase of R$ 5,249 million on the Balance as of December 31, 2013 reflects the movement presented below (In millions of reais):

The main reasons that justify the increase in the estimate of the review in 2014 were revisions in the daily rates of offshore rigs and the average operation time for abandonment of wells and facilities and the variation in the exchange rate.

Liabilities associated with Assets classified as held for sale

The balance of R$ 2,514 million on December 31, 2013 represented liabilities associated with assets classified as the held for sale, corresponding to sales subject to conditions precedent held throughout 2014.

Consolidated Liability Analysis

2013 X 2012

The Company’s Officers commented the main variations of the consolidated asset, as described below:

Financing

Total debt (including financial leases) on December 31, 2013 increased by 36% compared to December 31, 2012 due to long-term funding and the impact of exchange rate depreciation of 14.6%. Comments on main funding are presented in item 10.1.f.i of this form.

Proposed dividends

The provision at year end is higher than R$ 3,147 million mainly due to the advance made by the Company in 2012, amounting to R$ 2,609 million, with payment on May 31, 2012, in the form of interest on own capital.

Pension and healthcare – Noncurrent

The reduction in the actuarial liabilities of the company, amounting to R$ 12,175 million, mainly due to the variations in financial assumptions, in particular the increase in the discount rates used to calculate the present value of the obligation (reverse movement to that in 2012).

It is worth noting that the discount rates are based on the remuneration of public securities of increased longevity, the NTN-Bs - that are increased as a result of the changes in 2013 in the basic rate of the economy.

Regarding AMS, the most significant effect resulted from updating tables with estimates of consumption; with an increase in liabilities offset the gain due to the increase in interest rates.

Provision for dismantling of areas

The R$ 2,583 million reduction compared to Balance as of December 31, 2012 reflects the following activity presented below:

The main reasons justifying the reduction to the revised estimate in 2013 were the variations in risk-free rate, exchange rate and also Petrobras' ongoing efforts in the development and application of more efficient technologies, essential for enabling and implementing its projects.

Liabilities associated with Assets classified as held for sale

The balance of R$ 2,514 million represents liabilities associated with assets classified as held for sale as described above in section "Assets classified as held for sale".

10.2.    Theofficersmustcommenton

a.         the issuer's operations results, particularly:

i.       description of any important revenue components

The Company Directors state the Company income comes from:

• domestic market sales, composed of byproducts of oil (such as: oil, diesel, gas, aircraft fuel, naphtha, fuel oil, and liquefied petroleum gas), natural gas, biofuels, electrical energy, and petrochemical products;

• exports, which are mainly composed of oil and byproducts exports;

• international sales, composed of the sales of oil, natural gas, and byproducts, which are bought, produced, and refined abroad; and

• other incomes, including services, investment-related income, and rate gains.

The sales revenues totaled BRL 321,638 million in 2015, showcasing a 5% reduction compared to 2014. In 2014, the sales revenues were 11% higher than in 2013.

Individually, diesel was the most important product in terms of income generation in the 2015, 2014, and 2013 fiscal years.

	Consolidated Amounts (BRL Million)
Product Sales Income	2015	2014	2013
Diesel	100,804	100,023	89,415
Automotive gasoline	53,903	55,706	50,554
Aviation fuel (kerosene)	11,003	13,059	7,376
Liquefied petroleum gas (LPG)	9,585	8,750	12,664
Naphtha	8,487	13,188	8,538
Fuel oil	7,414	10,237	11,976
Other byproducts of oil	11,409	13,543	12,435
Subtotal byproducts	202,605	214,506	192,958
Natural gas	19,405	18,878	15,854
Ethanol, nitrogen-based and renewable fuels	12,872	9,111	8,250
Electricity, services, and other	15,916	19,683	12,197
Internal Market	250,798	262,178	229,259
Exports	32,179	32,633	32,767
International sales	38,661	42,449	42,864
External Market	70,840	75,082	75,631
Income from sales	321,638	337,260	304,890

ii. factors that affected the operating results materially

The Company Directors state the main factors that materially affected the consolidated operating margin in the 2015 x 2014 comparison analysis were:

  Lower unit costs with imports and government shares;
  Higher diesel and gas prices;
  55% increase in the volume of exported oil;
  Lower export prices for oil and byproducts;
  Decrease in the prices of naphtha, aviation fuel (kerosene), and fuel oil in the internal market;
  Lower demand for byproducts in the internal market;
  Increase in depreciation costs;
  Higher net financial expenditures;
  Increase in tax expenses due to adherence to the Fiscal Recovery Program (Programa de Recuperação Fiscal – REFIS) and the State Amnesty Programs;
  Increased expense with legal contingencies;
  Impairment in assets in the areas of Exploitation and Production, Supply, and Gas & Energy; and
  Increased expense with health and pension plans.

The Company directors state the main factors that materially affected the consolidated operating margin in the 2014 x 2013 comparison were:

  Impairment increase;
  Decrease in overpayments incorrectly capitalized (additional expenses), result of "improper payments scheme" discovered on the scope of “Lava Jato Operation” investigations.
  Increased accrual of losses with receivables from the electric sector;
  Decreases in amounts related to the building of Premium I e Premium II refineries;
  Provisioning for the Voluntary Termination Incentive Program;
  Increased provision for the abandonment of areas;
  Increased prices of byproducts sold in the internal market due to diesel and gas price adjustment and to the effect of currency devaluation (9%) on the prices of byproducts tied to the international market, besides the higher prices of energy and natural gas;
  Increased expenses with the acquisition of electrical energy due to the increase in the Settlement Price for the Differences – PLD;

  Effect of currency devaluation on the expenses with imports and government shares;
  Decreased export of byproducts (15%);
  Increased volume of exported oil; and
  Lower net financial expense.

The Company Directors state the main factors that materially affected the consolidated operating margin in the 2013 x 2012 comparison were:

  Higher prices of byproducts sold in the internal market due to gas and diesel price adjustment, higher prices of energy, and environmental impacts (10%) on the prices of byproducts tied to the international market;
  Byproducts demand increase in the internal market (4%), particularly diesel (5%), gas (4%), and fuel oil (17%), balanced out by a lower volume of exported oil (43%), due to lower production and increased processed load.
  Higher import volumes of natural gas, in order to meet the thermal demand, and oil, due to an increased processing in refineries, coupled with the impact of a 10% currency devaluation on their costs;
  Increased expenses with oil production, resulting from a higher number of interventions in wells and the start of operations in new facilities which have not reached their total capacity yet
  Fewer write-offs of sub-commercial and dry wells; and
  Increased gains from asset sales.

b.          variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services

The Company Directors state the income from sales relating to exports and the income from sales of derivatives in the internal market, parametrized to the international market, are influenced by variations on currency rate and on oil international quotations.

Average price indicators			
Selling price – Brazil			
. Oil (US$/bbl) *	42.16	87.84	(52)
. Natural gas (US$/bbl)	36.24	47.93	(24)
Selling price – International			
Oil (US$/bbl)	55.99	82.93	(32)
Natural gas (US$/bbl)	22.62	21.18	7

* Average of export prices and internal prices concerning the E&P area transfer for the Supply area.

Sales Volume – thousand barrels/day (*)	Fiscal year ended on December 31 2015	2014	2015 x 2014 (%)
Diesel	923	1.001	(8)
Gas	553	620	(11)
Fuel oil	104	119	(13)
Naphtha	133	163	(18)
LPG	232	235	(1)
Aviation Fuel (kerosene)	110	110	-
Others	179	210	(15)
Total byproducts	**2,234**	**2,458**	**(9)**
Alcohols, renewable nitrogen-based fuels, and others	123	99	24
Natural gas	432	446	(3)
Internal market total	**2,789**	**3,003**	**(7)**
Exports	510	393	30
International sales	546	571	(4)
External market total	**1,056**	**964**	**10**
Grand total	**3,845**	**3,967**	**(3)**

MAIN QUOTATIONS AND AVERAGE PRICES

	Fiscal year ended on December 31 2014	2013	2014 x 2013 (%)
Quotations			
Brent (US$/bbl)	98.99	108.66	(9)
Dollar average selling rate (BRL)	2.35	2.16	9
Dollar final selling rate (BRL)	2.66	2.34	13
Selic – Average rate (%)	10.86	8.19	3
Average price indicators			
Basic byproducts – Internal market (BRL/bbl)	226.52	209.17	8
Selling price – Brazil			
. Oil (US$/bbl) *	87.84	98.19	(11)
. Natural gas (US$/bbl)	47.93	47.68	1
Selling price – International			
. Oil (US$/bbl)	82.93	89.86	(8)
. Natural gas (US$/bbl)	21.18	21.08	-

* Average of export prices and internal prices concerning the E&P area transfer for the Supply area.

Sales Volume – thousand barrels/day (*)	Fiscal year ended on December 31 2014	2013	2014 x 2013 (%)
Diesel	1,001	984	2
Gas	620	590	5
Fuel oil	119	98	21
Naphtha	163	171	(5)
LPG	235	231	2

Aviation fuel (kerosene)	110	106	4
Others	210	203	3
Total byproducts	**2,458**	**2,383**	**3**
Alcohols, renewable nitrogen-based fuels, and others	99	91	9
Natural gas	446	409	9
Internal market total	**3,003**	**2,883**	**4**
Exports	393	395	(1)
International sales	571	514	11
External market total	**964**	**909**	**6**
Grand total	**3,967**	**3,792**	**5**

MAIN QUOTATIONS AND AVERAGE PRICES

	Fiscal year ended on December 31		
	2013	**2012**	**2013 x 2012 (%)**
Quotations			
Brent (US$/bbl)	108.66	111.58	(3)
Dollar average selling rate (BRL)	2.16	1.96	10
Dollar final selling rate (BRL)	2.34	2.04	15
Selic – Average rate (%)	8.19	8.54	-
Average price indicators			
Basic byproducts – Internal market (BRL/bbl)	209.17	186.55	12
Selling price – Brazil			
. Oil (US$/bbl) *	98.19	104.60	(6)
. Natural gas (US$/bbl)	47.68	48.45	(2)
Selling price – International			
. Oil (US$/bbl)	89.86	94.37	(5)
. Natural gas (US$/bbl)	21.08	17.99	17

* Average of export prices and internal prices concerning the E&P area transfer for the Supply area.

Sales Volume – thousand barrels/dav (*)	Fiscal year ended on December 31		
	2013	**2012**	**2013 x 2012 (%)**
Diesel	984	937	5
Gas	590	570	4
Fuel oil	98	84	17
Naphtha	171	165	4
LPG	231	224	3
Aviation fuel (kerosene)	106	106	-
Others	203	199	2
Total byproducts	**2,383**	**2,285**	**4**
Alcohols, renewable nitrogen-based fuels, and others	91	83	10
Natural gas	409	357	15
Internal market total	**2,883**	**2,725**	**6**
Exports	395	554	(29)
International sales	514	506	2
External market total	**909**	**1,060**	**(14)**
Grand total	**3,792**	**3,785**	**-**

c.         the  impact  of inflation,  of the  variation  in the  prices of the  main input  and products,  and of the exchange and interest rates on the operating results and on the issuer's financial result

2015 vs. 2014 Analysis

Operating Margin

The Company Directors state the main impacts on the operating margin, for the variables mentioned, were:

• Products - higher prices of diesel and gas, reflecting the price adjustments that took place in November 2014 and September 2015, lower prices of oil and byproducts exports and of naphtha, aviation fuel (kerosene), and fuel oil in the internal market prices;

• Inputs – effect on the expenses resulting from imports and government shares, influenced by the Brent reduction and the devaluation of Brazilian Real compared to the U.S. Dollar.

Financial Result

The Company Directors state the main impacts of the variables mentioned were:

• Increased currency rate loss resulting from a 47.0% devaluation of Brazilian Real on the net average liability exposure in U.S. Dollar (13.4% currency rate devaluation in the year of 2014); and

• Increased currency rate loss resulting from a 31.7% devaluation of Brazilian Real on the net liability exposure in Euro (0.02% currency rate devaluation in the year of 2014).

 2014 x 2013 Analysis

Operating Margin

The Company Directors state the main impacts on the operating margin for the variables mentioned were:

• Products – higher prices charged for the sales of derivatives in the internal market, due to diesel and gas price adjustments and the effect of currency devaluation (9%) concerning the prices of derivatives tied to the international market, besides higher prices of energy and natural gas;

• Inputs – effect of the currency devaluation on imports expenses and government shares and increased expenses with the acquisition of electrical energy due to an increase in the Settlement Price for the Differences – PLD.

Financial Result

The Company Directors state the main impacts for the variables mentioned were:

  Decreased currency loss over the decreased net liability exposure in U.S. Dollar;
  Currency gain due to the U.S. Dollar valuation in relation to other currencies, particularly the Euro;
  Monetary update of the active contingency referring to improperly collected amounts related PIS and COFINS on financial incomes from February 1999 to December 2002;
  Monetary update of acknowledgement of debt agreements referring to electric sector receivables; and • Increased expenses with interests due to debt increase.

 2013 vs. 2012 Analysis

Operating Margin

The Company Directors state the main impacts on the operating margin for the variables mentioned were:

• Products: higher prices charged for the sales of derivatives in the internal market, due to diesel and gas price adjustments and currency effects (10%) concerning the prices of derivatives tied to the international market; and

• Inputs: effect of the currency devaluation on the imports of oil and byproducts, trading operations, and government shares.

Financial Result

The Company Directors state the main impacts for the variables mentioned were: decreased monetary and currency losses (BRL 2,696 million), due to a reduction of currency exposure because of the hedge accounting extension for the protection of future exports, reducing the currency impacts on the financial result.

10.3. The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer's financial statements and results:

a. introduction or transfer of operating segment

The Company's officers commented that with the extinction of the International Board, the management of international business was relocated to the business areas of E&P, Supply and Gas and Energy, assuring the specificities of each business area where Petrobras System operates.

  Exploration and Production (E&P): covers the activities of exploration, development and production of oil, LNG (liquefied natural gas) and natural gas in Brazil and abroad, aiming to serve, primarily, the refineries and also, selling on the domestic and foreign markets the surplus petroleum and byproducts produced in their natural gas processing plants, acting also in association with other companies on partnerships.
  Supply: includes the activities of refining, logistics, transportation and marketing of oil and oil products in Brazil and abroad, exports of ethanol, extraction and processing of schist, in addition to interests in petrochemical companies in Brazil.
  Gas and Energy: includes transportation and sale of natural gas produced in Brazil and abroad or imported, transport and trading of LNG (liquefied natural gas), generation and sale of electricity, as well as equity interests in carriers and natural gas distributors and thermoelectric power stations in Brazil, besides being responsible for the fertilizer business.
  Biofuels: includes the biodiesel production activities and its co-products and ethanol activities through equity investments, production and marketing of ethanol, sugar and electricity surplus generated from sugarcane bagasse.
  Distribution: responsible for the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora SA, as well as operations of by products distribution overseas (South America).

Items that cannot be allocated to other areas are assigned to the corporate group, especially those linked with corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to pension and health care for retired employees and beneficiaries.

b. Constitution, acquisition or disposal of equity interest

Disposals:

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 million, made on the same date. The Company recognized a US$ 77 million gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. for R$ 870 to Videolar S.A. and its controlling shareholder, subject to certain condition precedent, including approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded in accordance with the sales and purchase agreement and a R$ 145 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed and the Company received an additional of R$ 223 recorded in other income.

Sale of interest in Gaspetro

On December 28, 2015, Petrobras concluded the disposal of 49% equity interest in its subsidiary Petrobras Gas S.A. (Gaspetro) to Mitsui Gás e Energia do Brasil Ltda (Mitsui-Gás).

Mitsui Gas paid R$ 1,933 in a single installment after the fulfillment of all conditions set forth in the sales and purchase agreement signed on October 23, 2015, including the unrestricted final approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica - CADE). This disposal did not result in loss of control of Gaspetro, therefore R$ 988 (R$ 652 net of taxes) was recognized as an adjustment to equity.

Although the Company has been cited in certain lawsuits concerning this transaction, there is no indication to date that circumstances may affect the disposal and the Company is preparing its legal defense.

c. unusual events or operations

Class action and related proceedings

These actions are at a preliminary stage and involve very complex issues, subject to substantial uncertainties and depending on factors such as originality of legal arguments, information produced in the evidentiary procedure (discovery), time of judgments, obtaining evidence held by third parties or plaintiffs, the court's decision on key issues in the case, expert analysis, the potential and the intention of the parties to enter into negotiations in good faith for an agreement.

Furthermore, the claims made are broad, cover several years and involve a variety of activities and the authors did not indicate the amount of the alleged damage to the Consolidated Class Action or the individual stocks.

The uncertainties inherent in all of these issues affect the amount and time of the final decision of these actions. As a result, the Company is not able to produce a reliable estimate of the potential loss in these disputes.

If the outcome of the proceedings would be contrary or if there is an agreement, the Company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, results or cash flows consolidated in a given period.

“Lava Jato Operation” “(Car Wash Operation)” and its impact on the Company

The Company has been constantly monitoring the investigations in order to obtain additional information and evaluate the potential impact on the adjustments made in 2014. However, when preparing the financial statements for the fiscal year ended December 21, 2015, the Company did not identify any additional information that would affect the adopted calculation methodology and the recognition of complementary write-offs.

Petrobras will continue to monitor the results of the investigations and any other information related to the undue payment scheme. Should any information become available that indicates with sufficient precision that the estimates described above should be adjusted, the Company will evaluate the eventual need for accounting recognition.

10.4.	The officers must comment on: a. significant changes made to accounting practices

The Company Directors state there was no significant change regarding accounting practices in the past three fiscal years.

b. significant effects of the changes made to accounting practices

The Company Directors state there was no change, according to the item (a) above.

c. exceptions and highlights in the auditor’s opinion

The Company Directors state there were reservations in the reports of our independent auditors regarding the accounting statements for 2015, 2014, and 2013.

Emphasis – Effects of the “Lava Jato Operation” on the Company operations

The independent auditors’ report of March 21, 2016, regarding accounting statements relating to fiscal years ending on December 31, 2015 and 2014, pointed out aspects related to the “Lava Jato Operation” and contemplated the following emphasis:

“We draw attention to note 3 to the financial statements which describes the impact of the "Lava Jato Operation" on the Company, including:

(i) the write-off, in 2014, of R$ 6,194 million in the consolidated financial statements (R$ 4,788 million in the parent company financial statements) related to overpayments incorrectly capitalized on the acquisition of property, plant and equipment;

(ii) actions being taken in response to this matter, including internal investigations which are being conducted by outside legal counsel under the supervision of a Special Committee created by the Company;

(iii) the investigation being conducted by the U.S. Securities and Exchange Commission – SEC; and

(iv) the Civil Inquiry by the State of São Paulo Public Prosecutor’s Office to determine potential damages caused to investors in the Brazilian stock market.

We also draw attention to note 30.4 to the financial statements which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated due to their current status.”

In relation to the effects of the “Lava Jato Operation”, the company acknowledges the degree of uncertainty involved in the estimating methodology and will continue to follow the results of ongoing investigations. In case other information regarding overpayments incorrectly capitalized are made available and, in case reliable information is made available that points out, with sufficient accuracy, that the estimates employed must be readjusted, then the company will assess whether such adjustment is material and, in case it is, it shall acknowledge it.

The independent auditors’ report, of April 22, 2015, regarding accounting statements of fiscal years ending on December 31, 2014 and 2013, put an emphasis on the same topic:

“We would like to draw attention to explanatory note no. 3 on accounting statements, which describes the “Lava-Jato Operation” impacts on the Company, encompassing: (i) write-off of BRL 6,194 million in consolidated accounting statements (BRL 4,788 million in individual accounting statements) referring to improperly capitalized additional expenses in the acquisition of fixed assets; (ii) steps being adopted in relation to the theme, including internal investigations that have been led by law firms under the guidance of a Special Committee appointed by the Company; and (iii) the investigation that has been led by the Securities and Exchange Commission – SEC.

We also draw attention to explanatory note 30.2 on accounting statements, which describes the proposition of lawsuits against the Company, for which a possible loss or possible interval of losses cannot be estimated due to their preliminary stage. Our opinion has not changed regarding these matters”.

Emphasis – Basis of Preparation:

Due to a difference in the practices adopted in Brazil and those defined through the “International Financial Reporting Standards (IFRS)”, the independent auditors’ report on accounting statements ending on December 31, 2012 and 2013 presented the following emphasis:

“As described on Note 2, individual accounting statements have been drafted according to accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras, these practices are different from those of IFRS, applicable to separate accounting statements, only in relation to the assessment of investments on controlled, and affiliated companies as a set by the equity equivalence method, once for the purposes of IFRS it would be the cost or fair value, and the maintenance of the postponed asset balance existing on December 31, 2008, which has been amortized. Our opinion has no reserves in relation to this topic.”

The report of April 22, 2015, in relation to accounting statements regarding fiscal years ending on December 31, 2014 and 2013, also pointed out the asset amortization postponed in the fiscal year ending on December 31, 2014, as follows:

“As described on explanatory note 2, individual accounting statements have been drafted according to accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras, these practices are different from those of IFRS, applicable to separate accounting statements, only in relation to the maintenance of the postponed asset balance existing on December 31, 2008, which has been completely amortized during the fiscal year ending on December 31, 2014. Our opinion has no reserves in relation to this topic.”

As for the basis of preparation of individual information, the asset balance has been completely amortized due to its immateriality.

10.5. The officers must name and comment on the critical accounting policies the issuer has adopted, exploring, particularly, accounting estimates made by the management regarding uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgment, such as contingency provisions, acknowledgment of the revenue, tax credits, long-lasting assets, noncurrent asset useful life, pension plans, conversion adjustments made in foreign currency, environmental recovery costs, criteria used to test asset and financial instrument recovery

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations are set out following:

Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates and for impairment tests.

These estimates require the application of judgment and are reviewed at least annually based on a reevaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity of equipment and facilities.

The Company determines its oil and gas reserves both pursuant to the SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil (ANP/SPE establishes the use of the Company’s forecasted price, while SEC determines the use an average price considering each first day of the last 12 months); concession period (ANP permits for the use of reserve quantities after the concession period). Additionally, pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to definitions set forth by SEC, proved reserves are the estimated quantities whose engineering and geological data show, with reasonable certainty, recoverable in the future, based on known reservoirs and under existing operating and economic conditions (prices and costs on the date the estimate is made). Proved reserves are subdivided into developed and undeveloped reserves.

Proved developed reserves are those that can be recovered through existing wells, with existing equipment and methods.

Although the Company understands proved reserves will be produced, recovery quantities and schedules may be affected by several factors, which include the completion of development projects, performance of reservoirs, regulatory aspects, and significant changes in the long-term price levels of oil and natural gas.

a) Impact of oil and gas reserves: depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Therefore, all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would prospectively reduce the amount of expenses with depreciation, depletion and amortization.

b) Impact of oil and gas reserves and prices: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

Oil and gas exploration and production assets are tested annually for impairment, irrespective of whether there is any indication of impairment.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. The impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital expenditure decisions, which are considered reasonable estimates, given market indicators and experience. When determining the value in use of those assets, short-term price volatility affects the cash flow estimates for the first years.

Lower future oil and gas prices, when considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.

Changes in the aggregation of assets into Cash-Generating units (CGUs) could result in additional impairment charges or reversals. Such changes may occur when investment, strategic or operational factors result in changes in the interdependencies between those assets and, consequently, alter the aggregation of assets into CGUs.

The assumptions set out below have been consistently applied by the Company:

Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGU: comprised of exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. As of December 31, 2015, the Company changed the aggregation of certain crude oil and natural gas producing properties located in mid-southern Campos Basin into a cash-generating unit (the Centro-Sul group of crude oil and natural gas producing properties). Certain fields were disaggregated from the CGU and impairment tests were run separately for those individual fields. The manner by which the CGU is identified was changed as a result of: (a) the beginning of production shutdown in the Bicudo field; (b) the sale of Bijupirá and Salema fields; and (c) a reassessment of the areas’ natural gas production process, reflecting an increase in the domestic demand for natural gas in the thermoelectric industry, which resulted in a decrease in the need for natural gas reinjection. Accordingly, the following fields have been disaggregated from the CGU: Espadarte, Linguado, Bicudo, Badejo, Pampo, Trilha, Tartaruga Verde and Tartaruga Mestiça; and

ii) Drilling Rigs CGU: comprised of drilling rigs, where each drilling rig represents an independent CGU.Refining, transportation and marketing CGU’s.

Downstream CGU:

i) Downstream CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market. During the quarter ended December 31,2014, Complexo Petroquímico do Rio de Janeiro (Comperj) and the second refining unit of Refinaria Abreu e Lima (RNEST), both assets under construction, were removed from the Downstream CGU and assessed for impairment individually due to a range of circumstances that include: a) postponement of projects; b) a decrease in expected future operating revenues following the decline in international crude oil prices, c) the devaluation of Brazilian Real, d) difficulties in accessing the capital markets, and e) insolvency of contractor and suppliers and a consequent shortage of qualified contractors and suppliers (as a result of the difficulties created for suppliers by the Lava Jato investigation or otherwise);

ii) Petrochemical CGU: the PetroquímicaSuape and Citepe petrochemical plants;

iii) Transportation CGU: Transpetro’s fleet of vessels;

iv) SIX CGU: shale processing plant; and

v) other operations in Brazil and abroad defined as the smallest group of assets that generates independent cash flows.

Gas & Power CGU’s:

i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants. During the quarter ended December 31, 2014, after the interruption of the construction of the fertilizer plant Unidade de Fertilizantes Nitrogenados III (UFN III) (MS), the Company terminated the construction contract with Consórcio UFN III due to poor performance. After this interruption, the Company decided to re-evaluate its implementation schedule, postponing the necessary actions of hiring a new company to execute the remaining scope as long as measures to preserve the Company’s capital are in place. In addition, during 2015, the updated 2015-2019 Business and Management Plan excluded the fertilizer plant Unidade de Fertilizantes Nitrogenados V (UFN V). As a result, the Company excluded the assets under construction UFN III and UFN V from the Gas & Power CGU and each one was assessed for impairment separately;

ii) Power CGU: thermoelectric power generation plants; and

iii) other operations in Brazil and abroad defined as the smallest group of assets that generates largely independent cash flows.

Distribution CGU: Comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A.

Biofuels CGU (Biodiesel CGU): an integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply.

Investments in associates and joint ventures including goodwill are individually tested for impairment.

Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

  Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and
  Medical costs: comprise the projected annual growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, decreasing gradually over 30 years, to converge with a general price inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal advice and Management’s best estimates.

Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

Deferred income taxes

The recognition of deferred tax liabilities and deferred tax assets involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. Deferred tax liabilities are recognized for all taxable temporary differences.

In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), approved by the Board of Executive Officers annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Cash flow hedge accounting involving the Company’s future exports

For cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable. The Company determines the portion of its future exports that meet the criteria of being “highly probable future exports” by determining a percentage of total forecast exports based on a time series comparing realized and forecast exports (based on its five-year Business and Management Plan - BMP and its long-term Strategic Plan projections). Forecast future exports are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The ratio of highly probable future exports to total forecast exports is reviewed annually, at least.

Projections of future exports are determined based on the Company’s operational and capital expenditure optimization model and are affected by different assumptions, including crude oil and oil products prices, the Company’s projected crude oil and natural gas production and domestic demand.

Write-off – overpayments incorrectly capitalized

In the third quarter of 2014, the Company wrote-off capitalized costs representing amounts paid for the acquisition of property, plant, and equipment in previous years.

As described in note 3, in the third quarter of 2014, the Company wrote off R$ 6,194 million of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

Petrobras acknowledges the degree of uncertainty involved in the estimation methodology used to account these write-offs and continues to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme. If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be modified, it will evaluate materiality and, if so, adjust.

However, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.

Allowance for impairment of trade receivables

Management continuously assesses whether there is objective evidence that trade receivables are impaired and recognizes allowances for impairment of trade receivables to cover losses. Such evidence includes insolvency, defaults, judicial recovery claims a significant probability of a debtor filing for bankruptcy and others.

10.6. The officers must describe the relevant items that are not made clear in the issuer's financial statements, indicating:

a.	Assets and liabilities directly or indirectly owed by issuer, which are off-balance sheet items, such as:
	i.	operating leases assets and liabilities
	ii.	sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities
	iii.	future product or service purchase and sale agreements

iv. unfinished construction contracts

v. future financing receipt agréments

On December 31st, 2015, we had no off-balance sheet arrangements that have, or may have a material effect on our financial condition, receipts or expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes our outstanding contractual obligations and commitments on 12.31.2015:

b. other items that are not featured in the financial statements

There are no other items that are not mentioned in the previous item.

10.7. Regarding each of the items that is not featured in the financial statements shown in item 10.6, the officers must comment on:

a. how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

b. nature and purpose of the operation

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

c.	nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation

The contracts which are not recorded in the financial statements are related to the operating activities of the Company and the accounting record will depend on the effective use of the good or service. Such items not yet meet the criteria for recognition of liabilities, since they are obligations arising from contracts which have not yet been fully complied with and, consequently, there is no recognition of the corresponding assets or expenses.

10.8. The officers must indicate and comment on the main elements in the issuer's business plan, exploring, specifically, the following issues:

a.	investments, including: i. quantitative and qualitative description of the investments in progress and the foreseen investments

On January 12, 2016, the Company announced that the Board of Directors had approved adjustments to the 2015-2019 Management and Business Plan (“Adjusted 2015-2019 MBP”).

The investment portfolio of the Adjusted 2015-2019 MBP continues to prioritize oil Exploration and Production projects in Brazil, with an emphasis on the pre-salt layer. In the other business areas, investments are mainly allocated to the maintenance of operations and projects related to the outflow of oil and natural gas production. Total investments fell by 24.5% compared with the 2015-2019 Business Plan approved in June 2015 and are broken down as follows:

2015-2019 Investments
(in US$ billion)

	Investment	%
Exploration and Production*	80.0	81
Refining, Transportation and Marketing **	10.9	11
Gas and Power	5.4	6
Other Areas***	2.1	2
Total	98.4	100

*	Includes investments abroad (US$4.9 billion)
**	Includes BR Distribuidora
***	Engineering, Technology and Materials; Financial; Service and Corporate; Governance, Risk and Compliance; and CEO’s Office

The Company has also been working on the continuous improvement of its Management and Business Plan, rapidly adjusting to the changes in its business environment, while preserving its commitment to capital discipline and profitability.

When the Company announced the Adjusted 2015-2019 MBP, it declared that the Plan’s execution is subject to risk factors that could have a negative impact on it, namely:

  Changes in market variables, such as oil prices and the exchange rate;
  Divestments and other business restructuring operations, subject to the market conditions at the time of the transactions;
  The achievement of oil and natural gas production targets, in a scenario of difficulties with suppliers in Brazil.

Finally, Petrobras clarifies that, in relation to a new five-year Management and Business Plan, any fact considered to be relevant in regard to this topic will be duly announced to the market in a timely manner.

ii. investments' financial sources

The approved adjustments are aimed at preserving the fundamental goals of deleveraging and creating shareholder value established in the 2015-2019 MBP, in light of the new oil price and exchange rate levels.

The Brent oil price and the exchange rate used as assumptions for the investment and cost projections in the Adjusted 2015-2019 MBP were:

  Brent Price (US$/barrel): US$45/bbl in 2016
  Exchange Rate (R$/US$): 4.06 in 2016

In order to undertake the investments and interest and amortization payments estimated for the period between 2015 and 2019, Petrobras plans to make use of its operating cash flow, funding, divestments, business restructuring and cash surplus.

The Adjusted 2015-2019 MBP maintains the estimated adoption of optimization measures and productivity gains in order to reduce Manageable Operating Expenses (total costs and expenses, excluding the acquisition of raw materials). Initiatives already identified show that this result can be achieved through increased efficiency in the management of contracted services, the rationalization of structures and the reorganization of the business, the optimization of personnel costs, and a reduction in input acquisition and transport logistics costs. The realization of Manageable Operating Expenses estimated for 2015 remains at US$29 billion and the plan for 2016 is being reviewed within the scope of the detailing of the current annual budget.

iii. relevant on-going divestments and foreseen divestments

The Company regards divestment as a tool for optimizing its asset portfolio and a source of the funds needed to finance its projects.

The Adjusted 2015-2019 MBP maintains the 2015/2016 divestment target at US$15.1 billion, having reached US$0.7 billion in 2015.

The Adjusted 2015-2019 MBP maintains its projection of business restructuring efforts, asset decommissioning and additional divestments, totaling US$42.6 billion in 2017/2018, as announced in the 2015-2019 MBP approved in June 2015.

It is worth noting that the approved divestment amount is the Company’s best estimate, but may be impacted by market variables, such as Brent oil prices, the exchange rate, and Brazilian and global economic growth, among others. Changes in these variables can cause the Company to alter its divestment target.

It is worth noting that on August 6, 2015, the Company’s Board of Directors approved (a) a recommendation that its subsidiary Petrobras Distribuidora S.A. (“BR”) submit (i) a request for registration as a category A issuer to the Brazilian Securities and Exchange Commission (“CVM”) and (ii) a request for authorization to trade securities in the Novo Mercado listing segment to the BM&FBOVESPA, and (b) the submission to the CVM of a request for registration of a secondary public offering of BR shares held by Petrobras, corresponding to 25% of BR’s capital held by Petrobras, to which an overallotment option and additional shares may be added, pursuant to the applicable regulations. Said offering will depend on favorable domestic and international market conditions.

In addition, on October 23, 2015, the Board of Directors approved the postponement, for an indeterminate period, of the process of registration as a publicly-held company and registration of the public share offering of its wholly-owned subsidiary Petrobras Distribuidora S.A. (“BR”).

The Board of Directors also authorized the pursuit of a strategic partner for BR, in compliance with the Board of Executive Officers' decision disclosed to the market on October 14, 2015.

b.	in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity

The Company’s Executive Officers declare that there have been no plant and equipment acquisitions that materially affect production capacity in the period.

c.             new products and services:

i.       description of on-going and already disclosed research

The R&D management in Petrobras is coordinated by the Centro de Pesquisas e Desenvolvimento Leopoldo Américo Miguez de Mello (Cenpes), which had, in December 2015, 1,808 employees, of which 1,338 were dedicated exclusively to the R&D area and 300 to the projects’ basic engineering, being 23% teachers and 14% doctors. Cenpes works in partnership with more than 100 national and foreign universities and research institutions, suppliers and other operators and aims to develop technologies to enable the fulfillment of the Business and Management Plan, in addition to anticipate trends and signs of technological change.

The main results obtained by Petrobras’ research and development in 2015 were:

  Implementation of PWDa (Pressure While Drilling Analyzer), a software that receives well drilling data in real time, identifying risk situations and alerting the occurrence of operational problems. Its use has reduced the probe use in 43.8 days, generating savings of US$38.3 million in the year.
  Starting the operation of the first plant of delayed coquer of atmospheric residue with a pioneering technology, developed by Petrobras, at the Refinaria Abreu e Lima (RNEST). With the application of this technology in the refining scheme of RNEST, we obtained yields of about 60% in average distillates, representing a gain of about 5% when compared to Petrobras system's average using conventional technologies.
  Making available a new version of the Octopus software tool, which optimizes the mesh drainage of a field, maximizing the flow efficiency and the recovery factor. The results indicate a potential increase in the VPL of up to 10%. This tool is being used in the pre-salt fields.
  Using the FMCD (Floating Mud Cap Drilling) technology, which enabled the drilling and bottom completion of a well in the Marlim Leste field, generating US$18 million in savings. This technique consists in drilling without fluids and cuttings coming back to the surface, which are pumped into highly permeable formations.
  Carrying out the removal and chemical inhibition's operations (via squeeze) of inlays in the Unidade Operacional do Rio de Janeiro (UO-RIO)'s wells by using innovative formulations developed by Cenpes in cooperation with suppliers. These operations consist in the use of chemical products to remove the inlays in production facilities and the injection of chemical inhibitors directly to the producing reservoir (squeeze) to prevent inlays. It is estimated that these operations contributed to the reduction of production losses, in the UO-RIO, of about 16,500 bpd.

  Starting the operation of the first Módulo de Bombeio (MOBO) with a submerged centrifugal pump (BCS) containing the gas handler Poseidon from Schlumberger, specially designed and qualified to handle up to 70% gas fractions in volume. The equipment was installed in the JUB-04 well on the Jubarte field, with an additional gain estimated at 1,000 bpd.
  Developing inspection and repair’s techniques in coque barrels that, when compared to the conventional, increase the shelf life from 2 to 12 years and reduce the repair time by 56%. At the Refinaria Gabriel Passos (Regap), we were able to save R$42 million by eliminating the purchase of new barrels.
  Defining the geological control of the variability of oil discovered in deep waters of the Sergipe- Alagoas watershed, which allowed a better forecasting of the fluids distribution in the subsurface and of the connectivity between the reservoirs.
  Concluding the projects of regional characterization of the Espírito Santo and Sergipe-Alagoas watersheds. All environmentally relevant events have been mapped, streamlining the licensing procedures. The studies covered an area of 77,812 km2 .
  Applying innovative technology, essentially organic, in wastewater treatment in the new Wastewater Treatment Plant (WWTP) at the Terminal da Baía de Ilha Grande (Tebig). The technology is an alternative to the conventional physical-chemical treatment and it allowed the acquisition of the permanent license for the operation of this WWTP.

Cenpes is also active in providing technical assistance for troubleshooting in the operations, seeking efficiency gains, operational optimization and cost reduction. For example, Cenpes participated, in 2015, on the long-term test (LTT) of the Iara Oeste field, specifically to obtain reservoirs data and to plan the development of the field, reducing the need for well drilling. Each well has an approximate cost of US$ 100 million. Cenpes also worked in the equipment’s integrity check, which prevented production stoppages and profit loss. The inspection of the steam turbine rotor's shaft in the Usina Termelétrica Fernando Gasparian, for example, avoided daily losses of R$ 600,000.

We received, for the third time, the highest award granted to an oil company by the Offshore Technology Conference (OTC), the Distinguished Achievement Award for Companies, Organizations, and Institutions, for ten major technological innovations in the production of the pre-salt: first float for risers support; first hard, disengaged and in free catenary riser (steel catenary riser); deeper Steel Lazy Wave Riser (SLWR); deeper flexible riser; first application of flexible risers with integrated monitoring; record water depth for drilling with the technique of pressurized mud cap drilling (PMCD); first intensive use of intelligent completion in deep and ultra-deep waters at satellites wells with potential for calcium carbonate inlays; separation of CO2 in ultra-deep waters; deeper subsea well with CO2 gas injection and first use of alternating injection in ultra-deep waters' water and gas.

ii.      total amounts spent by issuer in research for the development of new products or services

R&D Expenses (BRL$ billion)
2013	2014	2015
2.4	2.6	2.0

ii.         disclosed developing projects

See item 10.8.c.i

iii.     total amounts spent by issuer on the development of new products or services

See item 10.8.c.ii

10.9          Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section

All relevant aspects on the result of the operational performance for the year were discussed herein.

APPENDIX III

INFORMATION ON ITEM 5.3 OF “FORMULÁRIO DE REFERÊNCIA”

5.3. Regarding the controls adopted by the issuer to ensure the preparation of reliable financial statements:

(a) The main practices of internal controls and the efficiency of such controls, indicating possible imperfections and the measures adopted to correct them:

The company's management is responsible for establishing and maintaining effective internal controls related to the preparation and disclosure of the consolidated financial statements, as well as by assessing the effectiveness of internal controls at entity level, operational, financial and information technology for the process of preparation and disclosure of such statements, in order to provide reasonable assurance regarding the reliability of the process of preparation and disclosure of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the

International Accounting Standards Board (IASB).

Due to its inherent limitations, internal controls applied in the process of preparation and disclosure of the consolidated financial statements may not prevent or detect misstatement in a timely manner. Therefore, even when these systems are considered to be effective, they can provide only reasonable assurance with respect to the preparation and presentation of consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the risk that the degree of compliance with the policies or procedures may deteriorate.

Management, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), conducts review of its materiality and risks, as well as the mapping of processes, systems and key controls. Internal controls are self-assessed annually by the managers of the company (control self-assessment), reviewed as to the adequacy of the design and tested for its operational effectiveness, by independent areas.

The Board of Directors approved the Corporate Risk Management Policy, which must guide the initiatives related to risk management in Petrobras. It Is fully adheres to internationally recognized methodological references, such as COSO-ERM and ISO 31000, in addition to meeting the guidelines issued by the guidance for managing Corporate Risks of Brazil's Corporate Governance Institute (IBGC).

Management has been working to implement governance and compliance activities, aiming at reducing risks of fraud and corruption, among others, reporting to senior management actions and results throughout Petrobras, among which we highlight: (i) creation of the Corrections Committee; (ii) training and communication actions; (iii) appointment of compliance officers; (iv) comply with the integrity criteria for suppliers; and (v) hiring of specialized and independent Reporting Channel.

The company's management evaluated the effectiveness of its internal controls related to the preparation and disclosure of the consolidated financial statements at 31 December 2015. Based on this assessment, the Board concluded that, on 31 December 2015, the internal controls related to the preparation of the financial statements were ineffective due to the material weakness described below.

Despite the Declaration of these deficiencies, management believes that the financial statements present fairly the financial position and results of operations of the company, in all material respects, since, in the face of the facts known so far by Management, the effects were properly reflected in the consolidated financial statements at 31 December 2015.

Material Weakness

A material weakness is a deficiency or a combination of deficiencies in internal controls over financial reporting that can generate a reasonable possibility that a distortion/ relevant incorrect statement in the annual or interim consolidated financial statements of the company's will not be prevented or detected on a timely basis.

Cancellation of controls by Management

In 2014, Management has identified certain decisions made during the period from 2004 to April 2012 specifically related to our major investment projects in the business segments of Exploration and Production, Refining and Gas and Energy, which were not in line with our existing internal controls in the contracting process. In some of our hiring process, one or more former officers, in conjunction with a third party (certain suppliers involved in construction projects), worked in order to annul, infringing or circumventing the controls, which resulted in the practice of improper acts and contrary to our interests and policies.

In response to the material weakness, Management adopted several corrective measures and initiatives for the strengthening of controls, during the year 2015, which are ongoing and/or require the due date for stabilization and maturity.

During the year 2015, were implemented various initiatives for the strengthening of internal controls of the company, including:

I.	Strengthening of corporate governance.
II.	Communication of the values expressed in the Code of Ethics and Conduct Guide.
III.	Strengthening of the Petrobras Program for the Prevention of Corruption.
IV.	Improvements of whistleblowing channel (independent Ombudsman).
V.	Investigatory Actions.
VI.	Establishment of Enterprise Risk Management Policy.

These actions demonstrate Management's commitment and effort to seeking improvements in corporate governance, including the establishment of a model of sharing relevant decisions within Management, aiming to reduce risks of fraud and corruption. In addition, further measures are intended to establish a framework of successive controls at several stages of the decision-making process, as well as install a culture of commitment to ethics and excellence in internal controls.

These corrective measures are convergent and leverage the communication from senior management (tone at the top) with respect to ethical values, management and internal controls, as well as their dissemination throughout the company. The progress of the action plan is monitored periodically by the Director of Governance, Risk and Compliance and Audit Committee, a collegiate linked to the Board of Directors.

For 2015, Management's assessment indicates that, considering the depth and extent of the improvement actions, the maturity of most of the proposed enhancements is in intermediate or advanced levels. In this sense, were adopted a number of measures to minimize the risk for the cancellation of the controls, however we assess that all of these actions should present, in a uniform manner, a greater degree of maturity.

As indicated previously, in search of the range of the appropriate degree of stabilization and maturity of the improvement actions, we strengthen that in 2016 Management will continue working in the broad implementation of the actions proposed to the due improvement of its internal controls. Among the actions already initiated in 2015, we highlight:

I – Strengthening of corporate governance:

1. Reformulation of the Board of Directors to provide a greater degree of independence in the performance of this body.

2. Modification of the Bylaws for creating new committees and allow the participation of external members to the Board of Directors on committees.

3. Performance of the Board of Governance, Risk and Compliance with the mission to ensure procedural compliance and mitigate risks in the company's activities, including the fraud and corruption, ensuring adherence to laws, rules, standards and regulations, including the rules of the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

4. Review of rules and procedures of investment projects management and contracting of goods and services.

II – Communication of ethical values:

Continuity of a great corporate effort, under the leadership of top management, in order to communicate the ethical values through the internal Company's media, reviewing the rules that support these values, in addition to increase dissemination and training actions, especially with regard to the Code of Ethics, Conduct and guide the Petrobras Program for the Prevention of Corruption (PPPC).

III-Strengthening Petrobras Program for the Prevention of Corruption:

Maintenance of the monitoring of the activities of the Petrobras Program for the Prevention of Corruption (PPPC), implemented in order to ensure legal compliance, and mitigate risk procedure, including those related to fraud and corruption, in the activities of the company, with emphasis on the following initiatives: (a) creation of the Corrections Committee; (b) improvement of the performance of internal commissions of Investigation; (c) review and adequacy of their internal regulations; (d) inclusion of "compliance" competence in managing employee performance and results; (e) creation of Compliance officers; (f) increase in disclosure to the workforce of the giveaways, gifts and hospitality; and (g) implementation of the Due Diligence procedure of integrity, to integrate Petrobras’s registration of suppliers of goods and services must provide detailed information about structure, finance and compliance mechanisms (compliance) to the fight against fraud and corruption.

IV-The whistleblowing program:

Company management made changes in the Ombudsman Office, responsible for the Reporting Channel, in order to give greater efficiency to the process of this unit to strengthen the guarantee of confidentiality of the whistleblower, confidentiality and integrity of information and traceability of the information reported and cleared, in addition to the treatment of all the complaints and record all the results. Among the changes: (a) employment of external Reporting Channel, specialized and independent; and (b) appointment of General Ombudsman through process carried out by a specialized company in the selection of executives, as a step in the process of restructuring process.

V-investigatory Actions:

Investigatory actions in relation to allegations of improper acts committed by employees and former employees of Petrobras, using not only the Internal Commissions of Investigation, but also independent external offices, occurred throughout 2015 and are ongoing. The results have been shared with the prosecution and authorities of the countries where there are certain facts related to the company. On the subject we can make the following highlights: (a) continuity of research carried out by independent offices; (b) maintenance of Special Committee-composed of three members: two external independent company, a Brazilian and another foreigner, with notable technical knowledge, as well as the Director of Governance, Risk and Compliance – working as a report between research and the Board of Directors; (c) continuity of precautionary lockdown of companies allegedly involved in irregularities; and (d) efforts for compensation of damage suffered by the company.

VI – Corporate Risk Management Policy:

Approved on 26 June 2015, sets out the principles that guide the management of business risks at Petrobras. 21 categories of business risks and the managers responsible for deploying this policy on standards and procedures for management of each specific risk were identified.

Property, Plant and Equipment

In 2014, our Management has identified a deficiency related to the non-recognition of losses in the recoverability of five fields of exploration and production, for which had not been estimated cash flows. In order to remedy such occurrence in the previous year, the company has improved, in 2015, the procedures and controls applied in the impairment review process of assets (impairment) and made broad dissemination and training the managers involved in the calculation of impairment on the procedures to be followed in the execution of the test, with emphasis on compliance with the accounting standards and the need to assess the recoverability and including those assets whose uncertainties limit the estimation of future cash flows. The measures adopted by the company to remedy the deficiencies identified in fiscal year 2014 in the revision of the recoverable value of assets from exploration and production were effective and were not detected new events in 2015.

However, Management has identified a deficiency related to the review on the support documentation to identify certain groupings of exploration and production assets as cash-generating units (UGC). After conducting a further review, it was found that certain groups initially proposed did not meet the concept of UGC on 31 December 2015.

As remediation plan, the company is improving its procedures and controls to ensure that any identification or modification of the cash-generating unit is object enough review to support its suitability to the concepts applied and approval by the competent bodies of Management.

Furthermore, Management had identified, in 2014, the occurrence of cases in which the expenses related to assets under construction have not been transferred to the final accounts of fixed assets in timely manner, causing thus the accounting of its depreciation in undue fiscal year. In addition, projects have been identified without accounting entry without proper justification for this situation, preventing the timely control of those that have been canceled and that would need to be write-off from assets under construction.

In 2015, the company developed a number of improvements aimed to mitigating the risks of transfer failures of projects for the final accounts in their financial statements and in the control of projects without accounting entry. Systemic improvements were implemented and validation in the information flow, new guidelines aiming at speed in the writ-off of projects and in the treatment of projects canceled or postponed and the development of new control procedures on spending of assets under construction. However, despite the significant strengthening on the monitoring of spending on projects, management has assessed internal controls were not effective in ensuring the timely transfer of all the assets under construction for the classes of fixed assets in operation, having been verified instances of some completed projects that should be being depreciated.

As improvement actions, in 2016, the company will improve its controls in order to prevent and detect the transfer of assets under construction for proper fixed asset groups in operation, timely.

Additionally, the company's management, in 2015, improved procedures and controls related to financial advances granted to suppliers and to the early closure of contracts resulting in possible additional costs of rescission, as well as intensely guided Company’s managers on these procedures in order to mitigate the shortcomings on the subject detected in 2014. Considers that the controls related to the cost of provisioning dissolution despite having been implemented in October 2015 and are still in the process of ripening, were able to capture and provision the events occurring during the year. However, Management has assessed that its controls, despite the great evolution presented have not been effective in detecting the entirety of advances granted and not compensated.

As remediation plan, the company is improving its controls to ensure the regular and timely compensation of balances of advances to suppliers, in particular those that have not yet been overcome, in order to assist in the appropriate financial execution of contracts.

Review and approval of manual accounting entries

Manual accounting entries are those performed by employees directly in the Debtor’s Ledger accounting book , by existing technical needs in the business processes of the company, being monitored by the accounting with regard to the review and approval of managers of such employees.

In 2014, Management has identified, in the drawing of the control, the absence of timely monitoring on the possibility of changes in environmental parameters ERP (Enterprise Resource Planning) used to support the internal controls related to the review and approval of manual accounting entries, which could subject the Company to the risk of not detecting all of these accounting entries.

In 2015, the company implemented monthly, monitoring, of ERP parameterization environment, in order to eliminate any possibility of materialization of risks to control of manual entries identified in the previous year. In addition, the revision of the manual accounting entries began to occur in automated solution in ERP through the continuous monitoring on the review of the manual by entries, keeping the timing required for confirmation of all the criteria that make up the drawing of the control.

Even in 2015, Management identified in the operation of the control, specific managerial review inconsistencies of certain manual entries and showed that there was no error or irregularity arising from the deficiencies pointed out in the operation of the control and that there was no impact on the company's ability to record, process, summarize and disseminate financial data.

The company is reinforcing the guidance to managers responsible for the review of manuals entries, in order to eliminate any possibility of materialization of such inconsistencies.

Managing access and segregation of functions in business processes and information technology.

In 2014, Management detected weaknesses in access management controls, segregation of duties and access to critical functions in business processes and information technology. Several actions have been taken to remedy the shortcomings of control and are in different phases of stabilization and maturity.

The model of governance, management and tools specific to the ERP environment has been improved throughout 2015.

Management considers that, with regard to the access management, segregation of function and access to critical business process functions, there is still need for improvement of some segregation control design functions and access to critical functions in individual specific business cycles at Petrobras and subsidiaries and found that there were also occasional failures operations in granting, revoking and access review.

All the deficiencies mentioned were analyzed and it was concluded that there was the materialization of possible impacts throughout 2015.

Management considers that there has been progress in remediation in relation to deficiencies presented in the previous year. Among the actions taken, we can highlight:

  Hiring consultancy company for improving the quality of the functions of segregation management of segregation and access restriction.
  Improvement in the quality of the review by those responsible for monitoring the risk of functions segregation and critical access restriction, including through training, workshops and meetings alignment.
  Design improvement of access restriction controls and segregation of duties.
  Expansion of quarterly continuous monitoring conflict functions segregation.
  Implementation of a new systematic approval of access grants and cross-annual revalidation, with cross-validation peer, preventing self-concession and self- renewal, including employees with delegation of function and to the senior management.
  Evolutionary changes in the Profile Manager ERP system, mainly in the approvals of access concessions and revocation of automation hits.

Management remains its commitment to the continuous improvement of these controls, through the implementation of the following:

  With respect to the operation of the critical access management controls and segregation of duties, management has been developing actions to strengthen these activities with the managers responsible for tis topic in each business Company micro process.
  With respect to the management of access, Management continues improving automated rules, already initiated in 2015, aiming to increase safety of the effectiveness of the operation of the controls.
  With regard to the deficiencies of design of business process controls, Management will review the same as for the design, scope and frequency, in order to ensure the coverage of existing residual risks.
  Management will continue implementing improvements in compensatory transactional controls segregation of duties and expanding the set of automated monitoring controls.

  Management is providing the hiring of specialized consulting for implementation of structuring program with the goal of treating, in short, the process of segregation of duties and access restriction.

Management reinforces that the combination of these deficiencies did not result in inaccurate statements or irregularities in our financial statements.

Provisions and contingent liabilities for litigious

In 2015, Management identified disabilities related to controls that seek to ensure that all the processes of different nature in which the company was notified is registered in their internal monitoring systems.

Additionally, deficiency has been identified related to the timely review of the classification of the possibility of loss contingencies between probable, possible, and remote. In specific cases, the operation of the control does not guaranteed the timely change of rating classification from possible to probable.

To safeguard the entire record of court proceedings and ongoing judicial proceedings the company contracted a specialized company to reconcile the databases of the courts and Official Journals with their internal systems and reconciled databases relating to tax contingencies, guaranteeing the best estimate of the initial valuation and its entirety, corroborating the existence of instances of processes or ongoing judicial proceedings that were not recorded.

With regard to timely review the possibility of loss, the company has expanded the scope of the process of periodic review of the classification of the contingencies, reducing the periodicity (quarterly to monthly) and the value of Court concerning the materiality, i.e. increasing the amount of cases reviewed. Additionally, the company has established a Committee to review monthly the trends in significant proceedings. These changes, however, still require the due period for stabilization and maturity so that its contribution to the effectiveness of controls litigation system is supported.

Therefore, with regard to the deficiencies identified, the company adopted the above measures, to ensure the registration of all proceedings in which was notified and their appropriate loss expectancy rankings.

In 2016, in addition to the expectation of gain maturity in the actions mentioned above, the company will continue to reinforce and review of its procedures and controls, including large work results using market research litigation practices held in 2015, to ensure proper disclosure of all proceedings with different natures is registered in your systems and ensure that changes in the classification are performed timely.

Calculating the Actuarial Liabilities of the company

The company found that, in 2015, there were deficiencies in the process of generation and consistency of the database for calculating the actuarial liabilities of the health care plan and pension plan.

In all cases, the company made additional procedures to fix these inconsistencies and allowed processing of the actuarial calculation based on the correct information, reflected in its financial statements relating to 2015.

To remedy these deficiencies, Management maintains the commitment to continuous improvement of the process of calculating the actuarial liabilities, by implementing the following actions:

  Prior to the generation of databases for actuarial calculation, the various areas of the company, will be strengthened analytical reviews, along with the areas of databases and suppliers responsible for final review of actuarial liabilities calculation, the concept and criteria of each requested information to the actuarial calculation.
  After the alignment criteria between the areas database, suppliers will be generated database analytic individual and comparative review and verification, by sampling, of the content of the information.
  In order to avoid possible mistake of exchange of information, the company will strengthen the analysis to check if applicable fields are reflected to the contents and formats of the original database supplying areas.

(b) Organizational structures involved

The company has in its structure a Board of Governance, Risk and Compliance, which is responsible for corporate risk management processes, compliance and internal controls, reporting progress periodically to the Audit Committee, Board linked to the company's Board of Directors.

The Executive management of business risks, mainly: (i) identify, monitor and report periodically to the Executive Board and the Board of Directors the effect of the main risks in the integrated results of the company; and (ii) establish a corporate risk management methodology based on a systemic and integrated vision, which enables a continuous monitoring of the environment risks at various hierarchical levels.

The Executive management of compliance is responsible for leading the process of certification of Internal Controls at Petrobras and subsidiaries, annually using risk assessment methodology, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which includes the review of specific risk, materiality and process flows , controls and key systems, as well as the review of the self-evaluation of controls (Control self-assessment – CSA) held by the managers of the company. Additionally, has implemented control and compliance activities, aimed at the mitigation of risks of fraud and corruption, among others, reporting to senior management.

Internal Audit, a department linked to the Board of Directors is responsible for the evaluation of the effectiveness of internal controls (entity-level, operational, financial and information technology), reporting the results to the Audit Committee, including compliance with policies, standards and procedures to prevent or detect the possibility of errors, fraud and/or business losses.

(c) Whether and how the efficiency of internal controls is supervised by the management of the issuer, indicating the positions of the people responsible for provided for monitoring

The Company's internal controls relating to the preparation and disclosure of the consolidated financial statements are processes developed under the supervision of the President, the Chief Financial Officer, Director of Governance, Risk and Compliance and Audit Committee, Board linked to the company's Board of Directors.

(d) Weaknesses and recommendations on internal controls present in the detailed report prepared and forwarded to the issuer by the independent auditor

Due to the deadline for comprehensive report prepared and forwarded to the issuer by independent auditors PricewaterhouseCoopers (PwC) containing controls deficiencies detected throughout the year, Management does not have this document available yet.

(e) Directors ' comments on the deficiencies identified in the comprehensive report prepared by the independent auditor and the corrective measures adopted

As stated above, Management does not have the report yet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.